Exhibit 4.6

This Agreement for the Sale and Purchase of Shares in the Capital of Fizzback Group (Holdings) Limited (the "Agreement") has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Registrant. The representations, warranties and covenants contained in the Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third party beneficiaries under the Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Registrant or any other party to the Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the Registrant’s public disclosures

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NICE SYSTEMS INC.,

MONEYBALL ACQUISITION CORP.,

MERCED SYSTEMS, INC.

AND

GREGORY P. SANDS,
AS STOCKHOLDER REPRESENTATIVE

DECEMBER 1, 2011

Page

ARTICLE I The Merger	2

Section 1.1	The Merger	2
Section 1.2	Closing	2
Section 1.3	Effective Time	3
Section 1.4	Organizational Documents	3
Section 1.5	Directors and Officers of the Surviving Corporation	3
Section 1.6	Subsequent Actions	4

ARTICLE II Consideration	4

Section 2.1	Merger Consideration	4
Section 2.2	Adjustments to Merger Consideration	4
Section 2.3	Earnout Amount	5
Section 2.4	Escrow Fund	7
Section 2.5	Conversion of Securities	7
Section 2.6	Allocation Certificate	11
Section 2.7	Tax Withholding	11
Section 2.8	Transfer Taxes	12
Section 2.9	Dissenters’ Rights.	12
Section 2.10	Surrender of Certificates and Payment	12

ARTICLE III Representations and Warranties of the Company	15

Section 3.1	Organization and Standing	15
Section 3.2	Subsidiaries.	15
Section 3.3	Authority; No Conflicts	16
Section 3.4	Capitalization	18
Section 3.5	Financial Statements; Undisclosed Liabilities	18
Section 3.6	Absence of Certain Changes	19
Section 3.7	Compliance with Laws	19
Section 3.8	Permits	21
Section 3.9	Litigation	21
Section 3.10	Employee Benefit Plans	22
Section 3.11	Labor Matters	25
Section 3.12	Taxes	27
Section 3.13	Intellectual Property	30
Section 3.14	Material Contracts	34
Section 3.15	Consents and Approvals	37
Section 3.16	Environmental Matters	37
Section 3.17	Leased Real Property	38
Section 3.18	Interested Party Transactions	39
Section 3.19	Customers and Vendors	39

(i)

(continued)

Page

Section 3.20	Bank Accounts, Powers of Attorney	40
Section 3.21	Insurance	40
Section 3.22	Title to Property	40
Section 3.23	Minute Books	40
Section 3.24	Internal Controls	41
Section 3.25	Broker’s or Finder’s Fees	41
Section 3.26	Accounts Receivable	41
Section 3.27	State Takeover Statutes	42
Section 3.28	Alternate Proposals	42
Section 3.29	U.S. Export and Import Controls	42
Section 3.30	Insolvency	43
Section 3.31	Warranties; Product Liability	43
Section 3.32	Full Disclosure	43
Section 3.33	No Other Representations	43

ARTICLE IV Representations and Warranties of Parent	43

Section 4.1	Organization and Standing	43
Section 4.2	Authority; No Conflicts	44
Section 4.3	Consents and Approvals	45
Section 4.4	Ownership and Operations of Merger Sub	45
Section 4.5	Financing	45

ARTICLE V Covenants	45

Section 5.1	Access to Information Concerning Properties and Records	45
Section 5.2	Confidentiality	46
Section 5.3	Conduct of the Business of the Company Pending the Closing Date	46
Section 5.4	Exclusive Dealing	50
Section 5.5	Commercially Reasonable Efforts; Antitrust Filings; Consents	52
Section 5.6	Notice to Stockholders	53
Section 5.7	Public Announcements	53
Section 5.8	Notification of Certain Matters	54
Section 5.9	Resignation of Officers and Directors	54
Section 5.10	Company 401(k) Plan	54
Section 5.11	FIRPTA Certificate	55
Section 5.12	Indemnification; Directors’ and Officers’ Insurance	55
Section 5.13	Takeover Statutes	56
Section 5.14	Parachute Payment Waiver; 280G Stockholder Approval.	57
Section 5.15	Company’s Auditors	57
Section 5.16	CFIUS	57
Section 5.17	Assignment of Intellectual Property	58
Section 5.18	IP Title Defect Correction Actions	58
Section 5.19	Employee Related Matters	58
Section 5.20	Qualification to Do Business	58

(ii)

(continued)

ARTICLE VI Conditions Precedent	59

Section 6.1	Conditions to the Obligations of Each Party	59
Section 6.2	Conditions to the Obligations of Parent and Merger Sub	59
Section 6.3	Conditions to the Obligations of the Company	62
Section 6.4	Frustration of Closing Conditions	63

ARTICLE VII Tax Matters	63

Section 7.1	Returns and Payment of Taxes	63
Section 7.2	Controversies; Other Procedures for Resolution of Company Sales Tax Liability	64
Section 7.3	Indemnification for Taxes	65
Section 7.4	Post-Closing Access and Cooperation	66

ARTICLE VIII Termination	66

Section 8.1	Termination	66
Section 8.2	Effect of Termination	67

ARTICLE IX Escrow; Survival; Indemnification	68

Section 9.1	Escrow Fund and Release Dates	68
Section 9.2	Survival of Representations and Warranties	68
Section 9.3	Indemnification of Parent Indemnitees	69
Section 9.4	Limitations on Indemnification	69
Section 9.5	Indemnification Procedure	70
Section 9.6	Stockholder Representative	71
Section 9.7	Actions of the Stockholder Representative	72
Section 9.8	Third-Party Claims	73
Section 9.9	No Right of Contribution	73
Section 9.10	Effect of Investigation; Reliance	74
Section 9.11	Treatment of Payments	74

ARTICLE X Miscellaneous	74

Section 10.1	Definitions	74
Section 10.2	Additional Defined Terms	85
Section 10.3	Construction	87
Section 10.4	Annexes, Exhibits and the Disclosure Schedules	88
Section 10.5	Knowledge	88
Section 10.6	Fees and Expenses	88
Section 10.7	Extension; Waiver	88
Section 10.8	Notices	88
Section 10.9	Entire Agreement	90
Section 10.10	Binding Effect; Benefit; Assignment	90
Section 10.11	Amendment and Modification	91
Section 10.12	Counterparts	91
Section 10.13	Applicable Law	91
Section 10.14	Severability	91
Section 10.15	Specific Enforcement; Limitation on Damages	92
Section 10.16	Waiver of Jury Trial	92
Section 10.17	Rules of Construction	92
Section 10.18	Headings	92

(iii)

Annees

Annex I-A	Major Common Holders

Annex I-B	Major Preferred Holders

Annex II	Key Employees

Exhibits

Exhibit A-1	Form of Common Stockholder Consent

Exhibit A-2	Form of Preferred Stockholder Consent

Exhibit B	Form of Noncompete Agreement

Exhibit C-1	Form of Letter of Transmittal

Exhibit C-2	Form of Option Cancellation Agreement

Exhibit D	Form of Parachute Payment Waiver

Exhibit E	Form of Company Closing Certificate

Exhibit F-1	Form of Sales Tax Statement

Exhibit F-2	TEA Calculation Statement

Schedules

Schedule 4.3	Antitrust Filings

Schedule 10.1(a)(i)	Agreed RSU Awards

Schedule 10.1(a)(i)(A)	New Hire RSU Awards

Schedule 10.1(a)(i)(B)	Retention RSU Awards

Schedule 10.1(a)(i)(C)	Severances

Schedule 10.5	Knowledge

(iv)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated December 1, 2011 (this “Agreement”), by and among NICE Systems Inc., a corporation organized under the laws of Delaware (“Parent”), Moneyball Acquisition Corp., a corporation organized under the laws of the State of Delaware and a wholly owned subsidiary of Parent (“Merger Sub”) and Merced Systems, Inc., a corporation organized under the laws of the State of Delaware (the “Company”), and solely for the purposes of Sections 2.3, Article VII, Article IX, and Article X, Gregory P. Sands, an individual, as the Stockholder Representative (together with any permitted successors thereof, the “Stockholder Representative”).  Capitalized terms used and not otherwise defined herein shall have the meaning given such terms in Article X.

W I T N E S S E T H:

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”);

WHEREAS, the board of directors of the Company has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, is fair to, and in the best interests of, the Company and the holders of the Company Capital Stock (the “Company Stockholders”), and declared that the Merger is advisable, (b)  authorized and approved this Agreement, the Merger, the execution and delivery of the other agreements referred to herein, and the consummation of the transactions contemplated hereby and thereby, in accordance with the DGCL, and (c) recommended that the Company Stockholders consent to or otherwise approve this Agreement, the other agreements referred to herein, and the transactions contemplated hereby and thereby, including the Merger, in accordance with the DGCL;

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, immediately following the execution and delivery of this Agreement, each of the holders of Company Common Stock set forth on Annex I-A hereto (collectively, the “Major Common Holders”) will execute and deliver an irrevocable written consent in the form of Exhibit A-1 hereto (collectively, the “Common Stockholder Consents”) approving this Agreement and the transactions contemplated hereby, including the Merger, which Major Common Holders hold and have voting power over an aggregate number of shares of Company Common Stock, which, when taken together with the consent and approval of the Major Preferred Holders described below, are sufficient to approve the Merger, this Agreement and the other transactions contemplated hereby, in accordance with the provisions of the DGCL;

WHEREAS, as a further condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, immediately following the execution and delivery of this Agreement, each of the holders of the Company Preferred Stock set forth on Annex I-B hereto (collectively, the “Major Preferred Holders”) will execute and deliver an irrevocable written consent in the form of Exhibit A-2 hereto (collectively, the “Preferred Stockholder Consents”) approving this Agreement and the transactions contemplated hereby, including the Merger, and requiring the conversion into Company Common Stock of all shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time, which Major Preferred Holders hold and have voting power over an aggregate number of shares of Company Preferred Stock sufficient to approve the Merger, this Agreement and the other transactions contemplated hereby as a class, in accordance with the provisions of the DGCL and the certificate of incorporation of the Company;

WHEREAS, as a further condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each of the individuals identified on Annex II hereto (collectively, the “Key Employees”) has (i) accepted an offer of employment with Parent or an Affiliate of Parent (including the Company or its Subsidiary); (ii) executed and delivered an agreement not to compete with Parent or any Affiliate of Parent (including the Company or its Subsidiary) in substantially the form attached as Exhibit B (a “Noncompete Agreement”);  and (iii) executed and delivered all other agreements and other documents required by Parent or an Affiliate of Parent (including the Company or its Subsidiary) relating to such employment (together with the Noncompete Agreement, the “Key Employee Agreements”), in each case contingent upon and effective as of the Closing; and

WHEREAS, Parent and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to set forth various conditions to the Merger;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other valuable consideration, the sufficiency and receipt of which is hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub, the Company and the Stockholder Representative (each, a “Party” and collectively, the “Parties”), hereby agree as follows:

ARTICLE I

The Merger

Section 1.1                      The Merger.  At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and a wholly owned Subsidiary of Parent.  The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”.

Section 1.2                      Closing.  On and subject to the terms and conditions set forth in this Agreement, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., Pacific Standard Time, on a date (the “Closing Date”), to be specified by the Parties, which shall be no later than the third (3rd) Business Day following the satisfaction or waiver of all of the conditions set forth in Article V of this Agreement (other than the conditions which, by their nature, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) at the offices of White & Case LLP, 5 Palo Alto Square, Palo Alto, California 94306, or such other time, date or place as agreed to in writing by Parent and the Company; provided, however, that in no event shall the Closing occur prior to January 1, 2012.  All deliveries to be made or other actions to be taken at the Closing shall be deemed to occur simultaneously, and no such delivery or action shall be deemed complete until all such deliveries and actions have been completed or the relevant Parties have agreed to waive such delivery or action.

Section 1.3                      Effective Time.  On the Closing Date, the Parties hereto (other than the Stockholder Representative) shall cause a certificate of merger to be filed with the Secretary of State of the State of Delaware (the “Certificate of Merger”) and shall make all other filings, recordings or publications required by all applicable Laws in connection with the Merger.  The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL or at such later time as shall be agreed upon in writing by the Parties (other than the Stockholder Representative) and specified in the Certificate of Merger (the “Effective Time”).  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, Liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 1.4                      Organizational Documents.  At the Effective Time, and without any further action on the part of the Company or Merger Sub, the certificate of incorporation, as amended, of the Surviving Corporation shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows:  “The name of the corporation is Merced Systems, Inc.”.  At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of the Surviving Corporation shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such bylaws, except that references to Merger Sub’s name shall be replaced by references to “Merced Systems, Inc.”.

Section 1.5                      Directors and Officers of the Surviving Corporation.  At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.  At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be officers of the Surviving Corporation, each of such officers to hold office, subject to the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation, until their respective successors are duly appointed.  In addition, unless otherwise determined by Parent prior to the Effective Time, Parent and the Surviving Corporation shall cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the directors and officers, respectively, of each of the Company Subsidiaries immediately after the Effective Time, each to hold office as a director or officer of each such Company Subsidiary in accordance with the provisions of the laws of the respective jurisdiction of organization and the respective by-laws or equivalent organizational documents of each such Company Subsidiary.

Section 1.6                      Subsequent Actions.  If, at any time after the Effective Time, Parent or the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in Parent or the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by Parent or the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of Parent and the Surviving Corporation shall be fully authorized to execute and deliver, in the name and on behalf of the Company, the Surviving Corporation or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

Consideration

Section 2.1                      Merger Consideration.  Notwithstanding any other provision of this Agreement, the maximum aggregate amount that Parent shall pay or cause to be paid, assume or issue, as applicable, to (a) the Company Stockholders (including holders of Company Restricted Stock) and (b) holders of all Company Options and all other equity interests of the Company (together with the Company Stockholders, the “Company Holders”), in exchange for all outstanding shares of Company Capital Stock and the cancellation, termination, assumption, conversion, or roll-over, as applicable, of all Company Options, Company Restricted Stock and all other equity securities of the Company (whether vested, unvested, earned, unearned or contingent) shall be an amount equal to (i) One Hundred and Seventy-Two Million Dollars ($172,000,000), subject to the adjustments set forth in Section 2.2 (the “Initial Merger Consideration”) plus (ii) the Earnout Amount (together with the Initial Merger Consideration, the “Aggregate Merger Consideration”).  For purposes of clarification, (x) the Initial Merger Consideration shall be inclusive of the aggregate value of the shares of Nice Ltd. Restricted Stock (as defined in Section 2.5(a)(iii)) and the Assumed Company Options to be received by holders of Company Restricted Stock and Company Options pursuant to Sections 2.5(a)(iii) and 2.5(b)(ii), respectively, and any amounts withheld pursuant to Section 2.7 and (y) the aggregate exercise price proceeds with respect to Company Options shall be retained by the Company and shall not be added to the Initial Merger Consideration.

Section 2.2                      Adjustments to Merger Consideration. The Initial Merger Consideration is subject to the following adjustments:

(a)           the Initial Merger Consideration shall be reduced by the aggregate of any unpaid Indebtedness of the Company and its Subsidiaries, on a consolidated basis, as of the Closing;

(b)           the Initial Merger Consideration shall be reduced by the aggregate amount of Company Transaction Expenses, whether or not paid prior to the Effective Time;

(c)           the Initial Merger Consideration shall be reduced by any Tax Settlement Payments; and

(d)           the Initial Merger Consideration shall be reduced by any Change in Control Payments.

The calculation and allocation of the Initial Merger Consideration pursuant to Article II hereof and all related exhibits, schedules and calculations required thereunder shall be appropriately adjusted to reflect such adjustments set forth herein.

Section 2.3                      Earnout Amount.

(a)           Calculation of Earnout Amount.

(i)           At Closing, the Company shall prepare and deliver to Parent a statement (the “Earnout Calculation Statement”) setting forth in reasonable detail the calculation of (x) 2011 Bookings, and (y) the Earnout Amount (collectively, the “Earnout Calculations”).  Calculation of the 2011 Bookings shall be determined in a manner consistent with (x) the Company’s existing booking policies and (y) past practices of the Company in calculating bookings.

(ii)           Parent shall notify the Stockholder Representative in writing within forty-five (45) Business Days of the Closing Date as to whether Parent disputes the determination of the Earnout Calculations, setting forth in reasonable detail the specific items in dispute and the basis for the dispute (an “Earnout Dispute Notice”). If Parent does not deliver an Earnout Dispute Notice within forty-five (45) Business Days of the Closing Date, or if Parent accepts the calculation of the 2011 Bookings and the Earnout Calculations set forth in the Earnout Calculation Statement, the Earnout Calculations contained in the Earnout Calculation Statement shall be deemed final and binding.

(iii)          In the event an Earnout Dispute Notice is delivered, Parent and the Stockholder Representative (or the designated representative of the Stockholder Representative) shall, within five (5) Business Days of the delivery of such Earnout Dispute Notice, attempt to resolve such dispute in good faith.  If a final resolution of such dispute is reached, the agreed-upon Earnout Calculations shall be deemed final and binding.

(iv)         If no final resolution is reached within five (5) Business Days of the delivery of such Earnout Dispute Notice after such good faith negotiation, either Parent or the Stockholder Representative may require that the dispute be submitted to an independent accounting firm of recognized national standing mutually agreed upon by Parent and the Stockholder Representative (the “Earnout Arbitrator”). The Earnout Arbitrator shall be authorized only to arbitrate the calculation of the Earnout Calculations, but shall not have any authority to arbitrate any other dispute relating to the matters addressed in this Agreement.  The Earnout Arbitrator shall be instructed to review the Earnout Calculation Statement, the Earnout Dispute Notice and all work papers related thereto to determine the Earnout Calculations, as the case may be, and use every reasonable effort to determine such amounts within sixty (60) days after the submission of such dispute to it, and in any event, as soon as practicable.  The Earnout Arbitrator shall not undertake any review of any matters not specifically identified by the Stockholder Representative as being in dispute in the Earnout Dispute Notice and shall only decide the specific items under dispute by the parties and solely in accordance with the terms of this Agreement.  In resolving any disputed item, the Earnout Arbitrator may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.  The Earnout Arbitrator’s determination shall be based solely on presentations by Parent and the Stockholder Representative and an independent review by the Earnout Arbitrator of the books and records of Parent and on the definitions and other terms included herein.  The Earnout Arbitrator shall set out the resolution of the dispute and its determination of the Earnout Calculations in writing, which shall be conclusive and binding upon the parties. The costs and expenses of the Earnout Arbitrator shall be borne (i) by Parent if the difference between the Earnout Amount as determined by Parent and as determined by the Earnout Arbitrator is greater than the difference between the Earnout Amount as determined by the Stockholder Representative and as determined by the Earnout Arbitrator or (ii) by the Company Holders (and paid out of the Escrow Fund) if the difference between the Earnout Amount as determined by Parent and as determined by the Earnout Arbitrator is lower than the difference between the Earnout Amount as determined by the Stockholder Representative and as determined by the Earnout Arbitrator, or (iii) 50% by the Parent and 50% by the Company Holders (to be paid out of the Escrow Fund), in any other case.

(v)           The date on which the Earnout Calculations are deemed final and binding under Sections 2.3(a)(ii), (iii) or (iv), as applicable, shall be the “Earnout Determination Date.”

(b)           Payment of Earnout Amount.

(i)           Within five (5) Business Days of the Earnout Determination Date (or such later date set forth in Section 2.5 below in respect of Company Restricted Stock and Assumed Company Options), and subject to the terms and conditions of this Agreement, including Section 2.7 hereof, Parent shall pay or cause to be paid to the Company Holders the Per Share Earnout Amount, without interest, in respect of:

(A)          each share of Company Common Stock outstanding immediately prior to the Effective Time (other than any Dissenting Shares or any shares of Company Common Stock to be cancelled pursuant to Section 2.5(d));

(B)           each share of Company Common Stock that was subject to a Company Option immediately prior to the Effective Time, but excluding any such shares underlying an Assumed Company Option assumed pursuant to Section 2.5(b)(ii) to the extent such Assumed Company Option terminated, expired, or was exchanged, forfeited or repurchased prior to or on the Earnout Determination Date as a result of the Company Holder’s failure to vest in such Assumed Company Options; and

(C)           each share of Company Restricted Stock outstanding immediately prior to the Effective Time, but excluding any shares of Nice Ltd. Restricted Stock granted in replacement of such Company Restricted Stock pursuant to Section 2.5(a)(iii) to the extent such Nice Ltd. Restricted Stock was exchanged, forfeited or repurchased prior to or on the Earnout Determination Date as a result of the Company Holder’s failure to vest in such share of Nice Ltd. Restricted Stock.

(ii)           Notwithstanding anything contained in this Agreement to the contrary, the Company Holders holding Agreed RSU Awards shall not be entitled to the Per Share Earnout Amount in respect of any Agreed RSU Award.

(iii)          Notwithstanding anything contained in this Agreement to the contrary, if an Earnout Triggering Event occurs prior to December 31, 2011, then the Earnout Determination Date shall be deemed to be the date of such Earnout Triggering Event, the Earnout Amount shall be equal to Twenty Million Dollars ($20,000,000) and Parent shall pay such Earnout Amount to the Company Holders the amounts as set forth in Section 2.3(b).

(iv)          Notwithstanding any other provision of this Agreement, in no event shall the aggregate amount of the Per Share Earnout Amounts payable by Parent exceed Twenty Million Dollars ($20,000,000).

Section 2.4                      Escrow Fund.  At the Effective Time, an aggregate amount of cash equal to (x) the Indemnity Escrow Amount, (y) the Tax Escrow Amount and (y) the Stockholder Representative Expense Amount shall be withheld from Initial Merger Consideration and shall be deposited by Parent with the Escrow Agent to be held in escrow by the Escrow Agent pursuant to the terms of this Agreement and the Escrow Agreement. The portion of the Indemnity Escrow Amount, the Tax Escrow Amount and the Stockholder Representative Expense Amount contributed on behalf of each Indemnifying Holder shall equal the aggregate Per Share Escrow Contribution of such Indemnifying Holder and shall be set forth on the Allocation Certificate.  The Indemnity Escrow Amount and Tax Escrow Amount, together with any interest or other income earned thereon (but net of any distributions pursuant to this Agreement or the Escrow Agreement) (the “Escrow Fund”), shall be held by the Escrow Agent to secure the indemnification obligations of the Indemnifying Holders as provided in Article IX hereof.  The Stockholder Representative Expense Amount, together with any interest or other income earned thereon (but net of any reimbursements paid to the Stockholder Representative pursuant to this Agreement or the Escrow Agreement) shall be held by the Escrow Agent in a dedicated escrow account to be used by the Stockholder Representative for the payment of fees, costs and expenses incurred by the Stockholder Representative in the performance of its duties under this Agreement and the Escrow Agreement and shall be disbursed in accordance with the terms hereof and thereof.

Section 2.5                      Conversion of Securities.

(a)           Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or the Company Stockholders, and subject to Sections 2.7 and 2.10 below:

(i)           each share of Company Common Stock outstanding immediately prior to the Effective Time (other than any shares of Company Restricted Stock, Dissenting Shares, or any shares of Company Common Stock to be cancelled pursuant to Section 2.5(d)) shall be cancelled and shall automatically be converted into the right to receive (A) at Closing, an amount in cash, without interest, equal to the Per Share Initial Consideration, less the Per Share Escrow Contribution; (B) the Per Share Earnout Amount, if any, payable pursuant to Section 2.3(b) hereof; and (C) the Per Share Escrow Release, if any;

(ii)           each share of Company Preferred Stock outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall be cancelled and shall automatically be converted into the right to receive (A) at Closing, an amount in cash, without interest, equal to the Per Share Initial Consideration, less the Per Share Escrow Contribution; (B) the Per Share Earnout Amount, if any, payable pursuant to Section 2.3(b) hereof; and (C) the Per Share Escrow Release, if any; and

(iii)           each share of Company Restricted Stock outstanding as of immediately prior to the Effective Time (other than any Dissenting Shares) shall be cancelled and shall automatically be converted into the right to receive (A) a number of shares of Nice Ltd. Ordinary Shares subject to the restrictions, terms and conditions set forth in this Section 2.5(a)(iii) (“Nice Ltd. Restricted Stock”) equal to the quotient obtained by dividing (i) the Per Share Initial Consideration, less the Per Share Escrow Contribution by (ii) the Average Closing Price, then rounded down to the nearest whole number of shares of Nice Ltd. Restricted Stock; (B) the Per Share Earnout Amount, if any, payable pursuant to Section 2.3(b) hereof; and (C) the Per Share Escrow Release, if any.  In respect of the Per Share Earnout Amount, each Company Holder who has remained an employee of the Surviving Corporation, Parent or an Affiliate of Parent, as applicable, as of the Earnout Determination Date shall have no further requirement of continued service to earn the Per Share Earnout Amount in respect of each share of such Company Holder’s Company Restricted Stock outstanding immediately prior to the Effective Time. In respect of the Per Share Escrow Release, each Company Holder who has remained an employee of the Surviving Corporation, Parent or an Affiliate of Parent, as applicable, as of the First Release Date and the Second Release Date (as applicable) shall have no further requirement of continued service to earn the Per Share Escrow Release payable on such date in respect of each share of such Company Holder’s Company Restricted Stock outstanding immediately prior to the Effective Time.  Except as modified by this Section 2.5(a)(iii) and except as otherwise agreed in writing between the Company and holders of the Company Restricted Stock, each share of Nice Ltd. Restricted Stock granted hereunder will be subject to the same terms and conditions, including any applicable forfeiture condition or right of repurchase, as applies to any such Company Restricted Stock immediately prior to the Effective Time.  The Company shall provide or obtain any necessary notices and obtain any necessary consents or necessary waivers or take any other actions that are reasonably requested by Parent to cause the Company Restricted Stock to be treated as set forth in this Section 2.5(a)(iii).  Complete copies of the restricted stock purchase agreements governing all Company Restricted Stock, and any amendments thereto, have been made available to Parent prior to the date hereof.  Any amounts payable pursuant to this Section 2.5(a)(iii) with respect to Company Restricted Stock held by current employees, directors or consultants of the Company shall be paid directly to the holder of such Company Restricted Stock (1) by the Paying Agent upon receipt by the Paying Agent of any documents reasonably requested by the Paying Agent to process payments under this Section 2.5(a)(iii), provided that such holder has provided Parent with evidence of a valid Code Section 83(b) election made in respect of such Company Restricted Stock or (2) if evidence of a valid Code Section 83(b) election has not been provided to Parent, in the next regularly scheduled payroll cycle in accordance with the standard payroll procedures of the Surviving Corporation, Parent or an Affiliate of Parent, as applicable.

(b)           Company Options.  At the Effective Time, without any action on the part of Parent, the Company or the holder of any Company Option, each outstanding Company Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be treated as follows:

(i)           Vested Company Options. Each Company Option that is unexpired, vested and exercisable immediately prior to the Effective Time (each a “Vested Company Option”) shall be cancelled and of no further force and effect and each holder thereof shall cease to have any rights with respect thereto, other than the right to receive, in respect of each share of Company Common Stock that would have been received upon exercise of such Company Option immediately prior to the Effective Time, (A) at Closing, an amount in cash (without interest) equal to (i) the Per Share Initial Consideration, less (ii) the Per Share Escrow Contribution, less (iii) the per share exercise price for each such Vested Company Option; (B) the Per Share Earnout Amount, if any, payable pursuant to Section 2.3(b) hereof; and (C) the Per Share Escrow Release, if any.  Any amounts payable pursuant to this Section 2.5(b)(i) with respect to Vested Company Options held by current or former employees or consultants of the Company shall be paid to the holder of such Company Options in the next regularly scheduled payroll cycle in accordance with the standard payroll procedures of the Surviving Corporation, Parent or an Affiliate of Parent, as applicable.

(ii)           Unvested Company Options.  Each Company Option that is unexpired and unvested immediately prior to the Effective Time together with the option agreement evidencing each such Company Option (each, an “Assumed Company Option”), shall thereafter (A) be exercisable for the number of shares of Nice Ltd. Ordinary Shares equal to (i) the number of shares of Company Common Stock subject to such Company Option, multiplied by (ii) the Exchange Ratio, then rounded down to the nearest whole number and (B) be entitled to receive the Per Share Earnout Amount, if any, payable pursuant to Section 2.3(b) hereof.  The exercise price per share for each such Assumed Company Option shall be equal to (x) the exercise price per share of such Company Option as of immediately prior to the Effective Time as set forth in the Allocation Certificate, divided by (y) the Exchange Ratio, then rounded up to the nearest whole cent.  In respect of the Per Share Earnout Amount, each Company Holder who has remained an employee of the Surviving Corporation, Parent or an Affiliate of Parent, as applicable, as of the Earnout Determination Date shall have no further requirement of continued service to earn the Per Share Earnout Amount in respect of any shares of Company Common Stock that were subject to such Company Holder’s unvested Company Options.  Except as modified by this Section 2.5(b)(ii) and except as otherwise agreed in writing between the Company and holders of the Company Options, each Assumed Company Option will be subject to the same terms and conditions, including vesting and timing of exercisability, as applies to any such Company Option immediately prior to the Effective Time.  This Section 2.5(b)(ii) is intended to comply with the applicable requirements of Treas. Reg. Section 1.409A-1(b)(5)(v)(D) and Treas. Reg. Section 1.424-1(a) and will be construed and applied accordingly.

Prior to Closing, Parent shall cause Nice Ltd. to have sufficient authorized but unissued share capital for delivery of the Nice Ltd. Ordinary Shares underlying the Assumed Company Options. Within a reasonable period of time, but in any event not more than thirty (30) days, after the Effective Time, Nice Ltd. shall file a registration statement on Form S-8 (or any successor form) or, if a registration statement on Form S-8 is not available, another appropriate registration statement with respect to the shares of Nice Ltd. Ordinary Shares subject to the Assumed Company Options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such Assumed Company Options remain outstanding.

(iii)          Following the date of this Agreement, the Company shall take all steps necessary prior to the Effective Time to ensure that (i) the Company Options (other than the Assumed Company Options) are either (A) exercised in full and the exercise price with respect thereto is delivered to the Company in cash or by check or net exercise prior to the Effective Time or (B) cancelled at  the Effective Time in accordance with Sections 2.5(b), including providing any necessary notices and obtaining any necessary consents or waivers, and (ii) holders of Vested Company Options are required to comply with Section 2.10 hereof.   Any amounts payable pursuant to this Section 2.5(b) with respect to Company Options held by current employees, directors or consultants of the Company shall be paid directly to the holder of such Company Options in the next regularly scheduled payroll cycle in accordance with the standard payroll procedures of the Surviving Corporation, Parent or an Affiliate of Parent, as applicable.

(c)           Agreed RSU Awards.  At the Effective Time, without any action on the part of Parent, the Company or the holder of any Agreed RSU Award, each share subject to an Agreed RSU Award that has not expired or been terminated, forfeited, exchanged or repurchased immediately prior to the Effective Time shall automatically be converted into the right to receive (A) a number of Nice Ltd. Restricted Stock Units equal to the quotient obtained by dividing (i) the Per Share Initial Consideration by (ii) the Average Closing Price, then rounded down to the nearest whole number of Nice Ltd. Restricted Stock Units. Except as otherwise agreed in writing between the Company and holders of the Agreed RSU Awards, each Nice Ltd. Restricted Stock Unit granted hereunder will be subject to the same terms and conditions, including any applicable forfeiture condition or right of repurchase, as applies to any such Agreed RSU Award immediately prior to the Effective Time.

(d)           Calculations.  The amount of cash each Company Holder is entitled to receive for the shares of Company Capital Stock or Company Options, as the case may be, held by such Company Holder as of immediately before the Effective Time shall be rounded down to the nearest cent and computed after aggregating cash amounts for all shares of Company Capital Stock or Company Options held by such Company Holder immediately prior to the Effective Time.

(e)           Cancellation of Certain Company Capital Stock.  Notwithstanding anything herein to the contrary, at the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock or owned by any Subsidiary of the Company, and all shares of Company Capital Stock owned by Parent or any Parent Subsidiary immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and shall not be taken into account for purposes of any amounts payable to the Company Holders hereunder.

(f)           Capital Stock of Merger Sub.  As of the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or any holder thereof, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and shall automatically be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.  Each stock certificate of Merger Sub evidencing ownership of any such shares of common stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

Section 2.6                      Allocation Certificate.  On the Closing Date, the Company shall deliver to Parent a certificate of the Company in form reasonably acceptable to Parent (the "Allocation Certificate") signed by the Chief Executive Officer or Chief Financial Officer of the Company certifying as to the accuracy and completeness, in each case as of the Closing, of the following:

(a)           the amount of (i) Closing Cash; (ii) the unpaid Indebtedness of the Company at Closing; and (iii) the Company Transaction Expenses;

(b)           calculation of the Initial Merger Consideration (as adjusted pursuant to Section 2.2), the Fully Diluted Share Number, and the Per Share Initial Consideration;

(c)           for each Company Holder as of the Closing Date, in each case, as set forth in the Company’s records: (A) name and address of such Company Holder and whether such Company Holder is an employee of the Company, (B) the number and class of shares of Company Capital Stock held by such Company Holder, including, for holders of Company Restricted Stock, the related schedule of release from the forfeiture condition, (C) the number and class of shares of Company Capital Stock subject to each Company Option held by such Company Holder, and if applicable, the exercise price per share, and the exercise or vesting schedules thereof, (D) a calculation of the amount payable at Closing to such Company Holder pursuant to the terms and conditions of this Agreement, (E) a calculation of the number of shares of Nice Ltd. Ordinary Shares for which any Assumed Company Option held by such Company Holder may be exercised by such Company Holder and the exercise price per share of such Assumed Company Option; and (F) the aggregate contribution to be made to the Escrow Fund and the Stockholder Representative Expense Amount by such Company Holder.

On or prior to the Closing Date, an officer of the Company shall certify on behalf of the Company that the Allocation Certificate complies in all respects with this Section 2.6 and such Allocation Certificate shall be deemed to be the definitive calculation of all amounts payable to the Company Holders.

Section 2.7                      Tax Withholding.  Each of Parent, the Surviving Corporation, the Paying Agent and the Escrow Agent, as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable hereunder, or other payment otherwise payable pursuant to this Agreement or the Escrow Agreement, such amounts as they determine, in their reasonable discretion, are required to be deducted or withheld therefrom under applicable Tax Law.  Any amounts so withheld shall be remitted by Parent, the Surviving Corporation, the Paying Agent or the Escrow Agent, as the case may be, to the appropriate Governmental Entity and shall be treated for all purposes as having been paid in respect of whom such deduction, withholding and remittance was made.

Section 2.8                      Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and such other Taxes and fees (including any penalties and interest) imposed on any Person entitled to receive any portion of the Merger Consideration pursuant to the terms of this Agreement shall be borne and paid by such Person.  The Stockholder Representative shall provide Parent with evidence satisfactory to Parent that such Person’s allocable portion of such Taxes have been paid by such Person.  Notwithstanding the foregoing, any such Tax that is imposed by the jurisdiction of incorporation of Nice Ltd. shall be borne 100% by Parent.

Section 2.9                      Dissenters’ Rights.

(a)           Subject to Section 2.9(b), notwithstanding any provision of this Agreement to the contrary, any shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time and held by a Company Stockholder who has not voted in favor of the approval of the principal terms of the Merger, or consented to in writing, and who properly demands and perfects appraisal for such shares of Company Capital Stock in accordance with Section 262 of the DGCL and who has not effectively withdrawn or otherwise lost such appraisal rights (collectively, the “Dissenting Shares”), shall not be converted as provided in Section 2.5, but instead such holder thereof shall be entitled only to such rights as are granted by Section 262 of the DGCL.

(b)           Notwithstanding the provisions of Section 2.9(a), if any Company Stockholder who demands appraisal of such holder’s shares of Company Capital Stock under the DGCL effectively waives, withdraws or loses (through failure to perfect or otherwise) such holder’s right to appraisal, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s shares of Company Capital Stock shall automatically be converted into the right to receive the amounts provided in Section 2.5 upon surrender of the Company Certificates representing such Company Capital Stock pursuant to Section 2.10.

(c)           The Company shall give Parent (x) prompt notice (and in any event within forty-eight (48) hours) of any demands for appraisal or payment of the fair value of any shares of Company Capital Stock, withdrawals of such demands, and any other instruments served on the Company pursuant to the DGCL or the Law of any other applicable jurisdiction or otherwise relating to the Merger, and (y) the opportunity to participate in and direct all negotiations and proceedings with respect to demands.  Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle, or offer to settle, any such demands or agree to do any of the foregoing.

Section 2.10                      Surrender of Certificates and Payment.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall designate Citibank, N.A. (or its successor in interest or other institution selected by Parent with the reasonable consent of the Company) to act as paying agent (the "Paying Agent") in the Merger.

(b)           Parent to Provide Cash.  After the Effective Time, but on the Closing Date, Parent shall wire to the Paying Agent for exchange and payment in accordance with this Agreement an aggregate amount of cash equal to the Initial Merger Consideration (as adjusted under Section 2.2), less (i) the aggregate amount payable to employees or former employees of the Company pursuant to Section 2.5(b)(i), which payments Parent shall cause to be made through the Company's or Parent's payroll processing service or system, as provided in Section 2.5, and (ii) the aggregate value of the shares of Nice Ltd. Restricted Stock and the Assumed Company Options granted pursuant to Sections 2.5(a)(iii) and 2.5(b)(ii), respectively.

(c)           Exchange Procedures.  Promptly after the Effective Time (but in any event within five (5) Business Days), Parent or the Surviving Corporation shall cause to be sent to each holder of record of a certificate or certificates representing Company Capital Stock (each such certificate, a "Company Certificate") whose Company Capital Stock (other than Company Restricted Stock) is to be converted into the right to receive a portion of the Aggregate Merger Consideration (i) a letter of transmittal and (ii) instructions to the letter of transmittal for use in effecting the surrender of the Company Certificates in exchange for the consideration set forth in this Agreement, each substantially in the form attached hereto as Exhibit C-1 (together, the "Letter of Transmittal"); provided that prior to the Closing, the Company may provide such Letter of Transmittal and other relevant materials to Company Stockholders directly and, prior to the Closing, shall inform Parent of such Company Stockholders to which Letters of Transmittal have been delivered and the Paying Agent shall not be obligated to mail or otherwise cause to be delivered a Letter of Transmittal to such Company Stockholders after the Effective Time.  Upon surrender of all Company Certificates held by a Company Holder for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the Company Certificates so surrendered shall forthwith be cancelled and the holder of such Company Certificates shall be entitled to receive in exchange therefor payment of cash pursuant to the terms and conditions of this Agreement.  Until so surrendered, each outstanding Company Certificate that, prior to the Effective Time, represented Company Capital Stock (other than Company Restricted Stock) will be deemed from and after the Effective Time, for all purposes, to evidence solely the right to receive a portion of the Aggregate Merger Consideration in accordance with the terms and conditions of this Agreement.  Promptly after the Effective Time (but in any event within five (5) Business Days), Parent or the Surviving Corporation shall cause to be sent to each holder of Vested Company Options who is not an employee or consultant of the Company on the Closing Date an option cancellation agreement substantially in the form attached hereto as Exhibit C-2 (an “Option Cancellation Agreement”); provided that prior to the Closing, the Company may provide such Option Cancellation Agreement and other relevant materials to holders of Vested Company Options directly and, prior to the Closing, shall inform Parent of such holders to which an Option Cancellation Agreement has been delivered and neither Parent nor the Paying Agent shall be obligated to mail or otherwise cause to be delivered a Option Cancellation Agreement to such holders after the Effective Time.  Each holder of Vested Company Options who is not an employee or consultant of the Company on the Closing Date who delivers a properly completed and executed Option Cancellation Agreement shall be entitled to receive in exchange therefor payment in respect of their Vested Company Options pursuant to the terms and conditions of this Agreement.  Until delivery of such Option Cancellation Agreement, each Vested Company Option will be deemed from and after the Effective Time, for all purposes, to evidence solely the right to receive a portion of the Aggregate Merger Consideration in accordance with the terms and conditions of this Agreement.  Each holder of Vested Company Options who is an employee or consultant of the Company on the Closing Date shall be entitled to receive in exchange for their Vested Company Options payment pursuant to the terms and conditions of this Agreement.  Each Vested Company Option will be deemed from and after the Effective Time, for all purposes, to evidence solely the right to receive a portion of the Aggregate Merger Consideration in accordance with the terms and conditions of this Agreement.

(d)           Transfers of Ownership.  If any consideration is to be distributed to a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance or delivery thereof that the Company Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent, or any agent designated by it, any transfer or other Taxes required by reason of payment in cash to any name other than that of the registered holder of the Company Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(e)           No Liability.  Notwithstanding anything to the contrary in this Section 2.10, none of Parent, the Paying Agent, the Surviving Corporation or any party hereto shall be liable or have any other obligation to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(f)           Return of Merger Consideration.  Any merger consideration made available to the Paying Agent and not exchanged for Company Certificates in accordance with this Section 2.10 within twelve (12) months after the Effective Time shall be redelivered or repaid by the Paying Agent to Parent, after which time any holder of Company Certificates who has not theretofore delivered or surrendered such Company Certificates to the Paying Agent, subject to applicable Laws, shall look as a general creditor only to Parent for payment of the merger consideration upon the surrender of such Company Certificates and a duly executed Letter of Transmittal and other relevant documents.

(g)           No Further Ownership Rights in Company Capital Stock; No Interest.

(i)           At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration or transfers of any shares of Company Capital Stock on the records of the Company.  From and after the Effective Time, the holders of Company Certificates evidencing ownership of shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Laws.  If, after the Effective Time, Company Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.  Payments due under this Section 2.10(g)(i) shall be made without interest.

(ii)           The Paying Agent shall invest all cash received from Parent as directed by Parent in its sole discretion; provided, that, no such investment or losses will reduce the cash payable by Parent to holders of Company Certificates.  Any interest or other amounts received with respect to such investments shall be paid to Parent.

(h)           Lost, Stolen or Destroyed Company Certificates.  If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or Parent, an agreement, in customary form, to indemnify against any claim that may be made against the Paying Agent or Parent or the Surviving Corporation with respect to such Company Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Company Certificate the portion of the merger consideration with respect to the Company Capital Stock formerly represented thereby.

ARTICLE III

Representations and Warranties of the Company

Except as disclosed in writing in the Company Disclosure Schedule delivered to Parent and Merger Sub herewith, the Company represents and warrants to Parent and Merger Sub that each of the statements in this Article III is true, correct and complete.

Section 3.1                      Organization and Standing.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified, licensed or admitted to do business and, to the extent applicable, in good standing as a foreign corporation in, all jurisdictions in which its ownership, use, licensing or leasing of its property or the conduct of business requires it to be qualified except where failure to be so qualified would not have a Material Adverse Effect.  Section 3.1(a) of the Company Disclosure Schedule sets forth each jurisdiction, whether foreign, federal, state or local, in which  (i) the Company has any facilities, maintains an office, has employees or engages independent contractors, (ii) the nature or conduct of the Company’s business or the Company’s ownership, leasing, license, use or operation of its assets and properties requires the Company to be duly qualified, licensed or admitted to do business.  The Company is duly qualified, licensed or admitted to business and, in those jurisdictions where such concept is recognized, is in good standing, in each jurisdiction set forth on Section 3.1(a) of the Company Disclosure Schedule.

(b)           Copies of the Company’s certificate of incorporation, bylaws and other organizational documents (“Organizational Documents”) have been provided to the Parent and reflect all amendments made thereto at any time prior to the date hereof and are true, correct and complete and in full force and effect.  The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.

Section 3.2                      Subsidiaries.

(a)           Section 3.2(a) of the Company Disclosure Schedule lists all of the Subsidiaries of the Company and, for each such Subsidiary, (i) type of entity, (ii) the jurisdiction and date of its incorporation or organization and (ii) its authorized and outstanding capitalization.

(b)           All the outstanding shares of capital stock of, or other equity interests in, each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable, are not subject to and were not issued in violation of any preemptive or similar rights, and are entirely owned directly or indirectly by the Company (beneficially and of record), free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).  Except for the Subsidiaries, since the Company’s inception, neither the Company nor any of its Subsidiaries directly or indirectly owns, nor has owned, of record or beneficially, any direct or indirect equity or any similar interest in, or any interest convertible into or exchangeable or exercisable for, any other corporations, limited liability companies, partnerships, joint ventures, associations or other entities or Persons.

(c)           Each of the Subsidiaries (i) is duly organized and validly existing under the laws of its state of incorporation, is duly qualified, licensed or admitted to do business and, to the extent applicable, in good standing as a foreign corporation in, all other jurisdictions in which its ownership or use, licensing or leasing of its property or the conduct of business requires it to be qualified, except where failure to be so qualified would not have a Material Adverse Effect, and (ii) possesses all requisite organizational power and authority to own, operate, lease or license its properties, to carry on its business as now conducted or as presently proposed to be conducted.  Copies of each of the Subsidiaries’ organizational documents have been provided or made available to the Parent and reflect all amendments made thereto at any time prior to the date hereof and are true, correct and complete.  Each of the Subsidiaries is not in violation of any provision of its organizational documents.

(d)           The Subsidiaries have not violated any applicable foreign, federal or state securities Laws or any preemptive or similar rights created by statute, organizational document or agreement in connection with the offer, sale or issuance of any equity interest of the Subsidiaries.  There is no Liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests declared or accumulated but unpaid with respect to any equity interest of the Subsidiaries, and there are no restrictions of any kind which prevent the payment of the foregoing by the Subsidiaries.

(e)           Neither the Company nor any of its Subsidiaries nor any of their respective predecessors has conducted business under or otherwise used for any purpose in any jurisdiction any fictitious name, assumed name, trade name or other name, other than its corporate name.

Section 3.3                      Authority; No Conflicts.  (a)  The Company has all requisite corporate power and authority to (i) own, lease, license and use its properties and assets and carry on its business as now being conducted and as currently proposed to be conducted; (ii) execute and deliver this Agreement and any and all agreements referred to herein (the “Ancillary Agreements”) to which the Company is a party; and (iii) consummate the transactions contemplated hereby and thereby.

(b)           At a meeting duly called and held, or by written consent, the Board of Directors of the Company has unanimously (i) adopted and approved this Agreement, the Ancillary Agreements to which the Company is a party and the Merger, (ii) determined that the transactions contemplated herein and therein are advisable and in the best interests of the Company and the Company Stockholders and on terms that are fair to such Company Stockholders and (iii) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Ancillary Agreements to which the Company is a party and the Merger, and no other corporate actions on the part of the Board of Directors of the Company are necessary in connection with the authorization, execution and delivery by the Company of this Agreement and the Ancillary Agreements to which the Company is a party and the performance by the Company of the Merger and the other transactions contemplated hereby and thereby. A true and complete copy of the resolutions of the Board of Directors evidencing the aforementioned actions has been provided to Parent and none of the aforesaid actions by the Board of Directors of the Company has been, and at the Closing will not have been, amended, revoked, rescinded or modified.

(c)           The Common Stockholder Consents and the Preferred Stockholder Consents constitute all of the votes, consents and approvals required of the Company Stockholders for the authorization, execution and delivery by the Company of this Agreement and the Ancillary Agreements to which the Company is a party and the performance by the Company of the Merger and the other transactions contemplated hereby and thereby.

(d)           This Agreement and the Ancillary Agreements to which the Company is a party to be executed and delivered by the Company as contemplated hereby, when delivered in accordance with the terms hereof, assuming the due execution and delivery of this Agreement and each other Ancillary Agreement to which the Company is a party by the other parties hereto and thereto, shall have been duly executed and delivered by the Company and shall be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

(e)           Subject to the receipt by the Company of the Common Stockholder Consent and the Preferred Stockholder Consent, the execution and delivery of this Agreement by the Company does not, the execution and delivery by the Company of the Ancillary Agreements (to which the Company is a party) to be executed and delivered by the parties thereto as contemplated hereby will not, and the consummation by the Company of the transactions contemplated hereby and thereby will not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien on any of the properties or assets of the Company or any of its Subsidiaries under:  (i) any provision of the Organizational Documents of the Company or any of its Subsidiaries; (ii) subject to obtaining and making any of the approvals, consents, notices and filings referred to in Sections 6.1(c) and (d), any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets may be bound; or (iii) any of the terms, conditions or provisions of any contract to which the Company or any of its Subsidiaries is a party.

Section 3.4                      Capitalization.  The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 10,000,000 shares of Company Preferred Stock.  As of the close of business on November 30, 2011 there were outstanding (i) 15,147,609 shares of Company Common Stock, (ii) 9,054,304 shares of Company Preferred Stock, all of which were designated as Series A Preferred, (iii) Company Options to purchase an aggregate of 4,314,347 shares of Company Common Stock (of which options to purchase an aggregate of 2,603,076 shares of Company Common Stock were exercisable), and (iv) 659,090 shares of Company Restricted Stock.  Additionally, as of November 30, 2011, no shares of Company Common Stock were held by the Company as treasury shares.  All outstanding shares of capital stock or other equity securities of the Company and its Subsidiaries have been, and all shares of capital stock of the Company that may be issued upon exercise of Company Options or vested pursuant to the Company Restricted Stock will be, when issued or vested in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be, when issued or vested in accordance with the respective terms thereof, fully paid and non-assessable.  No shares of capital stock or other equity interests of the Company or any of its Subsidiaries are entitled to or have been issued in violation of any preemptive rights.  No Subsidiary of the Company owns any shares of capital stock of the Company.  Section 3.4 of the Company Disclosure Schedule sets forth a complete and correct list as of November 30, 2011 of (x) each outstanding Company Option, including with respect to each such option the holder, date of issuance, exercise price and number of shares of Company Common Stock subject thereto, and (y) all outstanding Company Restricted Stock, including with respect to each such share the holder, number of shares and date of issuance.  Other than Company Restricted Stock and Company Options set forth on Section 3.4 of the Company Disclosure Schedule, and other than the Agreed RSU Awards granted or to be granted as set forth on Schedule 10.1(a)(i), the Company is not a party to any outstanding or authorized option, warrant, right (including any preemptive right), subscription, claim of any character, agreement, obligation, convertible or exchangeable securities, or other commitments contingent or otherwise, relating to the capital stock or other equity or voting interests in the Company or any of its Subsidiaries, pursuant to which the Company is or may become obligated to issue, deliver or sell or cause to be issued, delivered or sold, shares of capital stock of or other equity or voting interests in, the Company or any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of or other equity or voting interests in the Company.  Other than the Company Options, Company Restricted Stock and Agreed RSU Awards, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other equity or voting interests in, the Company.  The Company does not have any authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the stockholders of the Company on any matter.  There are no irrevocable proxies and no voting agreements with respect to any capital stock of, or other equity or voting interests in, the Company.

Section 3.5                      Financial Statements; Undisclosed Liabilities.  (a)  The Company has made available to Parent (i) the audited, consolidated balance sheets of the Company as at December 31, 2010, December 31, 2009, and December 31, 2008, the related audited consolidated statements of income, stockholders’ equity and cash flows for the fiscal years ended December 31, 2010, December 31, 2009, and December 31, 2008, together with the opinion of Frank, Rimerman + Co. LLP, and (ii) the interim unaudited consolidated balance sheet of the Company and its Subsidiaries (the “Interim Balance Sheet”) as at September 30, 2011 (the “Balance Sheet Date”), and the related interim unaudited consolidated statements of income, stockholders’ equity and cash flows, retained earnings and changes in financial position for the nine months then ended.  The financial statements referred to above, including the footnotes thereto (the “Financial Statements”), except as described therein, and in the case of interim Financial Statements, except for the absence of notes thereto and subject to normal year-end audit adjustments which will not be material, have been prepared in accordance with GAAP consistently followed throughout the periods indicated.

(b)           The audited balance sheets of the Company referred to in Section 3.5(a)(i) fairly present, in all material respects, the financial position of the Company and its Subsidiaries as of their respective dates, and the related statements of income, stockholders’ equity and cash flows fairly present, in all material respects, the results of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years then ended.  The unaudited balance sheet of the Company referred to in Section 3.5(a)(ii) fairly presents, in all material respects, the financial position of the Company and its Subsidiaries as at the date thereof and the related statements of income, stockholders’ equity and cash flows, retained earnings and changes in financial position fairly present, in all material respects, the results of the operations, stockholders’ equity and cash flows of the Company and its Subsidiaries and the changes in their financial position for the period indicated.

(c)           Except for Liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice since the Balance Sheet Date, (ii) that are set forth or adequately reserved for in the Interim Balance Sheet, or (iii) the Company Transaction Expenses, neither the Company nor any of its Subsidiaries has any Liabilities (whether contingent or absolute, direct or indirect, known or unknown to the Company or matured or unmatured or otherwise) that would be required by GAAP to be reflected on a balance sheet of the Company or any of its Subsidiaries (including, in each case, the notes thereto).  There are no off balance sheet arrangements to which the Company or any of its Subsidiaries is a party or otherwise involving the Company or any of its Subsidiaries.

(d)           Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has taken any action reasonably likely to accelerate the payment of accounts receivables (including shortening payment terms, providing incentives for early payment or otherwise) or to delay the payment on accounts payable to suppliers, vendors, any Governmental Authority or others, other than in the ordinary course of business and consistent with past practice.

(e)           The 2011 Bookings of the Company and its Subsidiaries as of the Balance Sheet Date were as are set forth on Section 3.5(e) of the Company Disclosure Schedule.

Section 3.6                      Absence of Certain Changes.  Since the Balance Sheet Date, (a) there has not been any  Material Adverse Effect, (b) the Company and each Subsidiary of the Company has conducted its business in the ordinary course consistent with past practice and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken subsequent to the execution of this Agreement and on or prior to the Closing Date, would constitute a breach of any of the covenants set forth in Section 5.3(b).

Section 3.7                      Compliance with Laws.  i)  The Company and each of its Subsidiaries have not conducted, and are not currently conducting, their operations in violation of any Law or Order applicable to the Company or its Subsidiaries.  Neither the Company nor any of its Subsidiaries has received any notice that any violation of the foregoing is being or may be alleged.

(b)           None of the Company, the Company or its Subsidiaries has received any warning letters, notices of adverse findings, or similar documents that assert a lack of substantial compliance with any applicable Laws, Orders, or regulatory requirements that have not been fully resolved to the satisfaction of the applicable Governmental Entity and there is no pending or, to the Knowledge of the Company, threatened regulatory action, investigation or inquiry of any sort (other than non-material routine or periodic inspections or reviews) against the Company or any of its Subsidiaries.

(c)           (i) No unrecorded fund or asset of the Company or any of its Subsidiaries has been established for any purpose, (ii) no accumulation or use of corporate funds of the Company or any of its Subsidiaries has been made without being properly accounted for in the books and records of the Company or the applicable Company Subsidiary, (iii) no payment has been made by or on behalf of the Company or any of its Subsidiaries with the understanding that any part of such payment is to be used for any purpose other than that described in the documents supporting such payment and (iv) none of the Company, any of its Subsidiaries, any director, officer, employee or agent of the Company or any of its Subsidiaries or any other Person associated with or acting for or on behalf of the Company or any of its Subsidiaries has, directly or indirectly, illegally made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, (A) to obtain favorable treatment for any Company Stockholder, the Company, any of its Subsidiaries or any affiliate of the Company in securing business, (B) to pay for favorable treatment for business secured for any Company Stockholder, the Company, any of its Subsidiaries or any affiliate of the Company, (C) to obtain special concessions, or for special concessions already obtained, for or in respect of any Company Stockholder, the Company, any of its Subsidiaries or any affiliate of the Company or (D) otherwise for the benefit of any Company Stockholder, the Company, any of its Subsidiaries or any affiliate of the Company in violation of any U.S. federal, state, local, municipal, non-U.S., international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty (including existing site plan approvals, zoning or subdivision regulations or urban redevelopment plans relating to real property).  None of the Company, any of its Subsidiaries or any current director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has used funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or accepted or received any unlawful contribution, payment, gift, kickback, expenditure or other item of value.  The Company and the Company Subsidiaries are in compliance in all respects with all material statutory and regulatory requirements under the Foreign Corrupt Practices Act (15 U.S.C. §§78dd-1 et seq.) and international anti-bribery conventions and local anti-corruption and anti-bribery Laws in jurisdictions in which the Company and its Company Subsidiaries do business.  The internal accounting controls of the Company and its Subsidiaries are adequate to detect any of the foregoing.

Section 3.8                      Permits.  The Company and each of its Subsidiaries has obtained all material federal, state, local and foreign permits, approvals, licenses, consents, authorizations, certificates, grants, rights, exemptions, orders or other authorizations from Governmental Entities (collectively, the “Permits”) that are necessary for the operation of the business of the Company and/or its Subsidiaries, or that are necessary for the lawful ownership or operation of their respective properties and assets.  The Company has delivered or made available to Parent for inspection a true and correct copy of each Permit obtained or possessed by the Company and its Subsidiaries.  The Company and each of its Subsidiaries are in compliance in all material respects with all such Permits and all such Permits are valid and in full force and effect and have not lapsed, been cancelled, terminated or withdrawn.  Each such Permit can be renewed in the ordinary course of business by the Company, Surviving Corporation or the appropriate Subsidiary of the Company, as the case may be.  Any application for the renewal of any such Permit which is due prior to the Closing Date will be timely made or filed by the Company or the appropriate Subsidiary of the Company prior to the Closing Date.  No proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Permit is pending, or, to the Knowledge of the Company, threatened and to the Knowledge of the Company, there are no facts or circumstances that, either alone or together with other facts and circumstances, could reasonably be expected to provide valid basis for any such claims.  No administrative or governmental action or proceeding has been taken, or, to the Knowledge of the Company, threatened, in connection with the expiration, continuance or renewal of any such Permit and, to the Knowledge of the Company, there are no facts or circumstances that, either alone or together with other facts and circumstances, could reasonably be expected to provide valid basis for any such proceeding.

Section 3.9                      Litigation.  There is no private or governmental action, suit, proceeding, inquiry, claim, charge, arbitration, investigation or any administrative or other proceeding pending before, against or by any Governmental Entity or any other Person, or, to the Knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries, or any of their respective properties, assets or rights.  To the Knowledge of the Company, there is no fact or circumstance that, alone or together with other facts and circumstances, could reasonably be expected to give rise to or provide any valid basis for any such action, proceeding or investigation.   Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors or officers (in their capacities as such), is subject to any Order (i) restricting the operation of the business of the Company and its Subsidiaries, or (ii) that could prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement or the Ancillary Agreements to which the Company is a party.  No claim for indemnification has been made by any director or officer of the Company and, to the Knowledge of the Company, there are no facts or circumstances that, either alone or together with other facts and circumstances, could reasonably be expected to provide valid basis for any such claims for indemnification.  There is no litigation that the Company or any of its Subsidiaries has pending against any other party.  To the extent such responses have been made available to the Company, prior to the execution of this Agreement the Company has made available to Parent all responses of counsel for the Company to auditor requests for information for the period since inception of the Company (together with any updates provided by such counsel) regarding actions, suits, or proceedings pending or threatened against, relating to or affecting the Company.  Section 3.9 of the Company Disclosure Schedule sets forth all actions, proceedings or suits pending or, to the Knowledge of the Company, threatened against the Company or any of its assets and properties (or to which the Company may be otherwise involved) at any time since the inception of the Company.

Section 3.10                    Employee Benefit Plans.  (a)  Section 3.10(a)(i) of the Company Disclosure Schedule sets forth an accurate and complete list of each U.S. and non-U.S. employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”), whether or not subject to ERISA, and each material equity-based compensation, incentive, bonus, profit-sharing, retirement savings, deferred compensation, health, medical, dental, life insurance, disability, accident, supplemental unemployment or retirement,  employment, severance, post-termination salary continuation, post-termination benefits continuation or fringe benefit plan, program, arrangement, agreement or commitment maintained by the Company or any Affiliate thereof (including, for this purpose and for the purpose of all of the representations in this Section 3.10(a), any predecessors to the Company or its Affiliates and all employers (whether or not incorporated) that would be treated together with the Company, any such Affiliate and/or Company as a single employer within the meaning of Section 414 of the Code) either (x) for the benefit of their respective current or former employees, directors or consultants, or (y) to which the Company or any Affiliate thereof contributes (or has any obligation to contribute), and, in either (x) or (y), has or could reasonably have any material liability in respect of their respective current or former employees, directors or consultants (collectively, the “Employee Benefit Plans”).  Except as expressly set forth on Section 3.10(a)(ii) of the Company Disclosure Schedule, the Company is not a member of any “controlled group of corporations,” under “common control” with any trade or business (whether or not incorporated) or otherwise treated as a single employer together with any other organization, within the meanings of Sections 414(b), (c), (m) or (o) of the Code.

(b)           Each Employee Benefit Plan is in compliance in all material respects with all applicable Laws (including ERISA and the Code) and has been administered and operated in all material respects in accordance with its terms.

(c)           Each Employee Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS covering all Tax Law changes or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS covering all applicable Tax Law changes, and, to the Knowledge of Company, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of the qualified status of any such plan.

(d)           No Employee Benefit Plan has assets that include securities issued by the Company or any of its Subsidiaries.

(e)           Neither the Company nor any of its Affiliates has filed, or is considering filing, an application under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program or Delinquent Filer Voluntary Compliance Program with respect to any Employee Benefit Plan.

(f)            Each Employee Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered since January 1, 2005 in compliance with Section 409A of the Code, and has been, since January 1, 2009, in documentary compliance with Section 409A of the Code.

(g)           No Employee Benefit Plan which is a nonqualified deferred compensation plan existing prior to January 1, 2005 has been “materially modified” (within the meaning of Treasury Regulations Section 1.409A-6) at any time after October 3, 2004.

(h)           No Company Option has been granted to any employee of the Company or any of its Subsidiaries that (i) as of the date such right was granted had an exercise price that was or may reasonably be less than the fair market value of the underlying equity as of the date such right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such right, or (iii) has been granted after December 31, 2004, with respect to any class of stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code).  The Company has made available complete copies of all agreements governing any Company Options, and any amendments thereto, to Parent or its legal counsel.

(i)           Neither the Company nor any Subsidiary has any obligation (current or otherwise) under any Employee Benefit Plan to pay, gross up, or otherwise indemnify any individual for any taxes imposed under Code Section 409A or Code Section 4999.  Neither the Company nor any Subsidiary has any express written obligation under any Employee Benefit Plan to cause any Employee Benefit Plan to comply with Section 409A of the Code.

(j)           No Employee Benefit Plan is covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA.

(k)           No Employee Benefit Plan is a (i) “multiple employer plan” (within the meaning of the Code or ERISA), (ii) a “multiple employer welfare arrangement” (within the meaning of the Code or ERISA), (iii) a “funded welfare plan” within the meaning of Section 419 of the Code or (iv) sponsored by a professional employer organization or other similar vendor or provider.

(l)           With respect to each Employee Benefit Plan, full payment has been timely made of all amounts which the Company and/or its Affiliates is required under applicable Law or under such Employee Benefit Plan or related agreement to have paid, and the Company and each such Affiliate has timely deposited all amounts withheld from employees into the appropriate trusts or accounts for such Employee Benefit Plan.  The Company and each such Affiliate have made adequate provisions, in accordance with GAAP and consistent with past practice, in their books and records for all obligations and Liabilities under all Employee Benefit Plans that have accrued but have not been paid because they are not yet due under the terms of any such Employee Benefit Plan or any related agreement or applicable Law.  Except as set forth in Section 3.10(l) of the Company Disclosure Schedule, to the Knowledge of Company, no event has occurred or condition exists that would reasonably be expected to result in a material increase in the level of such amounts paid or accrued for the most recently ended fiscal year.

(m)           Neither the Company nor any of its Affiliates has incurred or expects to incur any material liability (including additional contributions, fines, taxes or penalties) as a result of a failure to administer or operate any Employee Benefit Plan that is a “group health plan” (as such term is defined in Section 607(1) of ERISA or Section 5000(b)(1) of the Code, or in 45 Code of Federal Regulations Section 160.103, as applicable) in compliance with the applicable requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code (“COBRA”), or the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder.

(n)           No Employee Benefit Plan provides for post-employment or retiree health, life insurance or other welfare benefits, except as required by COBRA or applicable Law.

(o)           Neither the Company nor any of its Affiliates has any unfunded Liabilities pursuant to any Employee Benefit Plan which is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is not intended to be qualified under Section 401(a) of the Code.

(p)           Neither the Company nor any of its Affiliates, nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transaction, act or omission to act in connection with any Employee Benefit Plan that could reasonably be expected to result in the imposition of a material penalty or fine pursuant to Section 502 of ERISA, material damages pursuant to Section 409 of ERISA or a material tax pursuant to Section 4975 of the Code.

(q)            (i) Except as set forth in Section 3.10(q) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Employee Benefit Plan, which triggering event (either alone or upon the occurrence of any additional or subsequent event) will or may reasonably result in any change in control payment, severance, bonus, retirement or job security or similar type benefit, or increase any benefits or accelerate the payment, vesting or funding of any benefits to any employee or former employee or director of the Company or any of its Affiliates or limit or restrict the right of the Company or any of its Affiliates to merge, amend or terminate any Employee Benefit Plan, and (ii) the execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Employee Benefit Plan, which triggering event (either alone or upon the occurrence of any additional or subsequent event) will or may reasonably result in any “parachute payment” (as such term is defined in Section 280G of the Code) to any employee or former employee or director of the Company or any of its Affiliates.

(r)           No Employee Benefit Plan provides for the payment of severance, pay in lieu of notice, or similar type payments or benefits.

(s)           No liability, claim, action, litigation or audit has been made or commenced and, to the Knowledge of the Company, no examination, investigation or proceeding has been made or commenced, and no liability, claim, action, litigation, audit, examination, investigation or proceeding has been threatened, with respect to any Employee Benefit Plan (other than routine claims for benefits payable in the ordinary course) which could result in a material liability of the Company or any Affiliate thereof.

(t)           Except as required to maintain the tax-qualified status of any Employee Benefit Plan intended to qualify under Section 401(a) of the Code, or pursuant to the express written terms of any Employee Benefit Plan, no condition or circumstance exists that would prevent or restrict the amendment or termination of any Employee Benefit Plan without material liability to the Company or any Affiliate thereof.

(u)           The Company and its Subsidiaries have classified all individuals who perform services for them correctly under each Employee Benefit Plan, ERISA, the Code and all other applicable Laws as common law employees, independent contractors or leased employees except as would not reasonably result in a material liability of the Company or any Affiliate thereof.

(v)           The Company has delivered or caused to be delivered to Parent or its counsel true and complete copies of each Employee Benefit Plan, together with all amendments thereto, including, in the case of any Employee Benefit Plan or amendment to an Employee Benefit Plan not set forth in writing, a written description of the material terms thereof, and, to the extent applicable, (i) all current summary plan descriptions and any summaries of material modification, (ii) all current trust agreements, declarations of trust and other documents establishing funding arrangements (and all amendments thereto and the latest financial statements thereof), (iii) the annual report on IRS Form 5500-series, including any attachments thereto, for each of the last three (3) plan years, (iv) the most recent actuarial valuation report, (v) all minutes with respect to the meetings of each Employee Benefit Plan’s administrative committee and/or plan administrator, (vi) the most recent determination letter and/or opinion letter, (vii) any materials of the Company and each of its Subsidiaries relating to any government investigation or audit or any submissions under any voluntary compliance procedures, and (viii) all material contracts and agreements relating to each Employee Benefit Plan, including service provider agreements, insurance contracts, annuity contracts, investment management agreements, subscription agreements, participation agreements, recordkeeping agreements and collective bargaining agreements.

Section 3.11                      Labor Matters.  (a)  The Company and each of its Subsidiaries are conducting and have conducted their operations in compliance in all material respects with applicable Laws, Orders, agreements (including any collective bargaining agreements), plans or programs applicable to the Company or its Subsidiaries relating to labor or employment relations or practices (including terms and conditions of employment, management-labor relations, wage and hour issues, immigration and occupational safety and health).  Neither the Company nor any of its Subsidiaries is engaged in any unfair or illegal labor practice.

(b)           The Company is not a party or subject to any collective bargaining agreement, no such collective bargaining agreement is currently being negotiated and to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is represented by any labor union or covered by any collective bargaining agreement.  There are no representation or certification proceedings or, to the Knowledge of the Company, petitions seeking a representation proceeding with respect to the Company or any of its Subsidiaries presently pending or, to the Knowledge of the Company, threatened or anticipated to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(c)           There are no pending or, to the Knowledge of the Company, threatened or anticipated, and there have been no, strikes, lockouts, union organization activities (including union organization campaigns or requests for representation), pickets, slowdowns, stoppages, grievances or labor disputes in respect of the business of the Company or its Subsidiaries.

(d)           There are no pending or, to the Knowledge of the Company, threatened, legal actions, lawsuits, arbitrations, administrative or other proceedings, charges, complaints, investigations, inspections, audits or notices of violations or possible violations brought by or on behalf of, or otherwise involving, any current or former employee, any Person alleged to be a current or former employee, any applicant for employment, or any class of the foregoing, or any Governmental Entity, that involve the labor or employment relations and practices of the Company or any of its Subsidiaries (collectively, “Labor Actions”).  To the Knowledge of the Company, there are no facts or circumstances that, either alone or together with other facts and circumstances, could reasonably be expected to provide valid basis for any such Labor Actions.  As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened, and since January 1, 2009 have been no, internal complaints by any Person with respect to the Company or its Subsidiaries’ labor or employment practices relating to discrimination or harassment, wage and hour, misclassification and/or whistleblower/retaliation matters, which complaint has not been resolved.

(e)           As of the date of this Agreement, none of the current key employees of the Company or its Subsidiaries has informed the Company or any of its Subsidiaries that he or she is terminating or intends to terminate his or her employment with the Company or such Subsidiary prior to, upon or shortly following a sale of, or business combination relating to, the Company or any of its Subsidiaries. As of the date of this Agreement, neither the Company nor any of its Subsidiaries intends or is planning to terminate any current key employees prior to, upon or shortly following a sale of, or business combination relating to, the Company or any of its Subsidiaries.

(f)            Neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of the federal Worker Adjustment and Retraining Notification Act or any similar Law (collectively, “WARN”) during the last six (6) years.  The Company and each of its Subsidiaries is and has been in compliance in all material respects with WARN, and the Company and its Subsidiaries have not incurred any material liability or obligation under WARN which remains unsatisfied.

(g)           As of the date of this Agreement, there are no employees who are on secondment, career break, maternity leave, parental leave, adoption leave, paternity leave, or absent on grounds of ill health or disability of other leave of absence (other than normal holidays or absence of no more than one week due to illness or maternity, parental, adoption or paternity leave).

(h)           To the Knowledge of the Company, no employee of the Company nor any of its Subsidiaries has been granted Personnel Security Clearance.

Section 3.12                      Taxes.

(a)           Tax Returns.  The Company and each of its Subsidiaries has timely filed or caused to be timely filed, or shall timely file or cause to be timely filed, all returns, statements, forms and reports (including, elections, declarations, disclosures, schedules, estimates and informational tax returns) for Taxes (each, a “Return”) that are required to be filed by, or with respect to, the Company and each of its Subsidiaries on or prior to the Closing Date (taking into account any applicable extension of time within which to file).  The Returns have accurately reflected and will accurately reflect all liabilities for Taxes of the Company and each of its Subsidiaries for the periods covered thereby.

(b)           Payment of Taxes.  All Taxes and Tax liabilities (including estimated payments on account) due and payable by or with respect to the income, assets or operations of the Company and each of its Subsidiaries have been timely paid in full.  All Taxes not yet due and payable for a Pre-Closing Period have been (or will be on or prior to the Closing Date) accrued and adequately disclosed and fully provided for in accordance with GAAP on the books and records of the Company and each of its Subsidiaries.

(c)           Other Tax Items.

(i)           Neither the Company nor any of its Subsidiaries is or has been the subject of an audit or other examination relating to the payment of Taxes by the Tax authorities of any nation, state or locality (and no such audit is pending or contemplated) nor has the Company or any of its Subsidiaries received any notices from any Taxing authority that such an audit or examination is pending relating to any issue which could reasonably be expected to affect the Tax liability of the Company or any of its Subsidiaries.

(ii)           Neither the Company nor any of its Subsidiaries (A) has entered into an agreement or waiver that has not expired or has been requested to enter into an assessment or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Company or its Subsidiaries (B) has entered into an agreement with any Tax authority, has proposed to enter into an agreement with any Tax authority, or has been requested to enter into an agreement with any Tax authority to settle or compromise the Company Sales Tax Liability or (C) is presently contesting any Tax liability of the Company or its Subsidiaries before any Governmental Entity.

(iii)           Neither the Company nor any of its Subsidiaries has been included in any “consolidated”, “unitary” or “combined” Return provided for under the Law of the U.S., any non-U.S. jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired.

(iv)           All Taxes that the Company or its Subsidiaries are (or were) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other Person have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

(v)           No written claim has ever been made by any Taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(vi)           The Company was not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five (5) year period ending on the Closing Date.

(vii)          There are no Tax-sharing, allocation, indemnification or similar Contracts in effect as between the Company or any predecessor or Affiliate thereof and any other party (including the Company and any predecessors or Affiliates thereof) under which Parent, the Company or any of its Subsidiaries could be liable for any Taxes or other claims of any party.

(viii)         The Company has delivered or made available to Parent true and complete copies, including all amendments thereto, of each of the Returns for income Taxes filed on behalf of the Company and each of its Subsidiaries since December 31, 2007.

(ix)           Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date:  (A) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (B) an installment sale or open transaction; (C) a prepaid amount; (D) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19; or (E) a change in the accounting method of the Company or any of its Subsidiaries pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Laws of any nation, state or locality.

(x)            During the five (5) year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(xi)           No indebtedness of the Company consists of “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(xii)          Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(xiii)         The Company has delivered or made available to Parent complete and accurate copies of (i) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Tax authority relating to Taxes of the Company and each of its Subsidiaries and any documents submitted in connection therewith, (ii) all closing agreements entered into by the Company and each of its Subsidiaries with any Tax authority, in each case, existing on the date hereof and (iii) copies of any correspondence to any Tax authority relating to Taxes for all taxable periods for which the statute of limitations in the relevant jurisdiction remains open.

(xiv)         All related party transactions involving the Company or any of its Subsidiaries is at arm's length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of non-U.S., state and local law.  Each of the Company and its Subsidiaries has maintained in all respects all necessary documentation in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of any non-U.S., state and local law.

(xv)          The Company and its Subsidiaries have at all times been residents for Tax purposes of their respective countries of incorporation. The Company and its Subsidiaries have not during the past six (6) years paid and have no liability for Taxes in any other jurisdiction.

(xvi)         The UK Company Subsidiary has properly operated the United Kingdom pay as you earn and national insurance systems deducting and accounting for Tax and maintaining records as required by law.

(xvii)        Neither the UK Company Subsidiary nor the Company has granted any stock or share options or any other right over or interest in any shares in the UK Company Subsidiary, the Company, or any of their respective affiliates to any of its employees resident or ordinarily resident in the UK for the purposes of UK tax (other than "qualifying options" as defined in s527 of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA") pursuant to the Company Option Plan).  The Company Option Plan has been operated at all times in accordance with Schedule 5 to ITEPA.

(xviii)       There are set out in the Company Disclosure Schedule details of all current dispensations or notices granted by or agreed with HM Revenue & Customs relating to the UK Company Subsidiary under Section 65 of ITEPA and all pay as you earn settlement agreements made with HM Revenue & Customs.

(xix)          The UK Company Subsidiary is a registered and taxable person for the purposes of United Kingdom value added tax and such registration is not subject to any conditions imposed by or agreed with HM Revenue & Customs.

(xx)           The UK Company Subsidiary has in all material respects complied with all statutory provisions, rules, regulations, orders and directions concerning United Kingdom value added tax including the making on time of correct and accurate returns and payments, and the keeping of correct and accurate and up to date records and documents and has not incurred any material fines, penalties or interest in relation to United Kingdom value added tax.

(xxi)          The UK Company Subsidiary Ltd is not nor was it partially exempt in its current or any preceding United Kingdom value added tax period.

(xxii)         All interest, discounts and premiums payable by the UK Company Subsidiary in respect of its loan relationships (within the meaning of Part 5 (Loan Relationships) Corporation Tax Act 2009) in respect of Pre-Closing Periods are capable of being brought into account by the UK Company Subsidiary as a debit for the purposes of that Part as and to the extent that they are from time to time recognized in the UK Company Subsidiary’s accounts (assuming that the accounting policies and methods adopted for the purpose of the UK Company Subsidiary’s accounts continue to be so adopted).

(xxiii)        All documents in the possession or under the control of the UK Company Subsidiary which establish or are necessary to establish the title of the UK Company Subsidiary to any asset and which attract stamp duty have been properly stamped.

Section 3.13                      Intellectual Property.  (a) Section 3.13(a) of the Company Disclosure Schedule contains an accurate and complete list of all Company Intellectual Property owned by the Company or its Subsidiaries that is issued by or registered or applied for with a Governmental Entity or Internet domain name registrar (“Registered Company Intellectual Property”) and provides the relevant asset title, owner, jurisdiction, patent, registration or application number, issuance, registration or filing date, and the Governmental Entity or Internet domain name registrar with or by whom it is issued, registered or filed.  Each item of Registered Company Intellectual Property that is a patent or registered Intellectual Property (i) has not expired or been terminated, abandoned or cancelled; (ii) has been maintained effective by all requisite filings, renewals and payments; and (iii) remains valid, enforceable and in full force and effect.  Each item of Registered Company Intellectual Property that is a pending application (1) has not expired or been abandoned and (ii) has been maintained by all requisite filings and payments.  The Company or its Subsidiary exclusively owns all right, title and interest, free and clear of all Liens (other than non-exclusive licenses granted by the Company or its Subsidiaries in the ordinary course of business consistent with past practice), in and to the Registered Company Intellectual Property.  There are no actions that must be taken or payments that must be made by the Company and its Subsidiaries prior to April 1, 2012, that, if not taken, will adversely affect any of the Registered Company Intellectual Property or the right of any of the Company and its Subsidiaries to use the same as and where used as of April 1, 2012.  The Company or its Subsidiaries have the exclusive right to file, prosecute and maintain all applications and registrations with respect to the Intellectual Property that it owns or claims to own.

(b)           No Governmental Entity or other Person has any joint ownership or right in or to any Company Intellectual Property, including patents, owned by the Company or its Subsidiaries, other than non-exclusive licenses granted by the Company or its Subsidiaries to such Governmental Entity or other Person in the ordinary course of business consistent with past practice.  The Company and its Subsidiaries own and possess, free and clear of any Liens (except for Liens set forth on Section 3.13(b) of the Company Disclosure Schedule), or are licensed or otherwise permitted to use pursuant to a license or other legal immunity, all Company Intellectual Property, including patents, used in the operation and maintenance of the business of the Company and its Subsidiaries, as presently conducted.

(c)           Neither the Company nor any of its Subsidiaries is a party to any current license or agreement that grants exclusive rights in or to any Company Intellectual Property owned by the Company or any of its Subsidiaries to any third party.  To the extent any Intellectual Property is licensed to third parties or used under license by the Company or its Subsidiaries: (i) the Company or the applicable Subsidiary is and has been in compliance with the applicable terms of such license; (ii) to the Knowledge of the Company, the counterparts to each license is and has been in full compliance with the applicable terms of such license, (iii) there has occurred no event that, with notice or the passage of time or otherwise, would constitute a material default by the Company or the applicable Subsidiary or the counterparty thereunder or grounds for termination or modification thereof by any party or for the imposition of any charge or penalty upon the Company or the applicable Subsidiary thereunder; (iv) no notice of a material default has been sent or received by any of the Companies or their respective Subsidiaries under any such license that remains uncured; and (v) the execution, delivery or performance of the Company’s obligations hereunder will not result in a termination or default under any such license.  Assuming the due execution and delivery by the other parties thereto, each such license agreement is a legal and binding obligation of the relevant Company or a Subsidiary of a Company, as applicable, and each of the other parties thereto, enforceable in accordance with the terms thereof, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

(d)           The use by the Company and its Subsidiaries of Intellectual Property, including the operation, marketing, licensing, sale or distribution of products by the Company or its Subsidiaries, and the general conduct and operations of the business of the Company and its Subsidiaries, in each of the foregoing cases in the manner that the Company and its Subsidiaries are conducting business as of the date of or prior to the Closing Date, does not violate, infringe, misappropriate or misuse any Intellectual Property rights of any Person, including any right of privacy or publicity, and is not libelous, slanderous or defamatory.  To the Knowledge of the Company, no third Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, the rights of any of the Company or its Subsidiaries in any Company Intellectual Property owned by the Company or its Subsidiaries.

(e)           There are no claims currently pending or, to the Company’s Knowledge, threatened in writing by any Person against Company or any of its Subsidiaries alleging the invalidity of any Registered Company Intellectual Property owned by, or claimed by the Company to be owned by, the Company or its Subsidiaries.  There are no interferences, cancellation proceedings, oppositions, or other contested proceedings currently pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries, in the U.S. Patent and Trademark Office, the U.S. Copyright Office, or any Governmental Entity relating to any Company Intellectual Property owned by, or claimed by Company to be owned by, the Company or its Subsidiaries.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has, since January 1, 2005,  received any written notice of any claim, or a threat of any claim, or offer to license, from any third party, and no third party claims are pending, (i) challenging the right of the Company or its Subsidiaries (including in any cease and desist notice or any litigation, arbitration or other proceeding) to use any Intellectual Property or indicating that the failure to take a license would result in such a claim, (ii) alleging any violation, infringement, misuse or misappropriation by the Company or its Subsidiary of Intellectual Property owned by any third party, or (iii) asserting any opposition, interference, invalidity, termination, abandonment, unenforceability, cancellation or other infirmity of any Company Intellectual Property.  To the Knowledge of the Company, there are no facts or circumstances that, either alone or together with other facts and circumstances, could reasonably be expected to provide a valid basis for any such claims.

(f)           Since January 1, 2005 and as of the date of this Agreement, neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement, misuse or misappropriation by any third Person (including any employee or former employee of the Company and its Subsidiaries) of any Company Intellectual Property owned by the Company or its Subsidiaries.  To the Knowledge of the Company, there are no facts or circumstances that, either alone or together with other facts and circumstances, could reasonably be expected to provide a valid basis for any such claims against a third Person.

(g)           Except for inventions that, as a matter of law, cannot be assigned by an employee to an employer under California Labor Code Section 2870, the Company and its Subsidiaries have secured written assignments of ownership from all consultants and employees who contributed to the creation or development of Intellectual Property used by the Company or its Subsidiaries in the conduct of its business (including, for the avoidance of doubt, assignments of any rights of inventors with respect to inventions that are the subject of pending patent applications by the Company or one or more of its Subsidiaries) of the rights to such contributions that the Company and its Subsidiaries do not already own by operation of law (other than moral or similar rights that, as a matter of law, cannot be assigned or waived), and no current or former employee of, or consultant to, the Company or its Subsidiaries owns any right, title, or interest in or to any such Company Intellectual Property.  To the Knowledge of the Company, neither the Company’s nor its Subsidiaries’ employees or consultants have breached any assignment of ownership Contracts with respect to Company Intellectual Property owned by or claimed to be owned by the Company or its Subsidiaries.

(h)           The Company and its Subsidiaries have taken reasonable steps to protect and preserve the confidentiality of all Trade Secrets of the Company or its Subsidiaries and, to the Knowledge of the Company, all use or disclosure of any Trade Secret by or to any third party has been pursuant to the terms of a written agreement or legal or professional obligation between such third party and the Company or the applicable Subsidiary that protects the confidentiality of such Trade Secret.  The Company and its Subsidiaries have a general policy of requiring each of their respective employees and consultants who are granted access to any Trade Secret or other proprietary confidential information of the Company or its Subsidiaries to preserve the confidentiality of such Trade Secrets or other proprietary confidential information, and the Company and its Subsidiaries have taken reasonable steps to adhere to and diligently enforce such policy.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, or their respective employees have breached any such agreements of non-disclosure or confidentiality and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is currently alleged or claimed in writing to have done so.

(i)           All Technology used or held for use in the business of the Company and its Subsidiaries (A) operates and runs as currently required to conduct the business of the Company and its Subsidiaries as currently conducted (subject to the applicable user documentation and rights licensed to Company or its Subsidiaries for such Technology); (B) has not, since January 1, 2009, materially malfunctioned or failed to operate as required to conduct the business of the Company; and (C) is free of viruses, disabling code or similar faults.  None of (x) the Company Technology or (y) proprietary Intellectual Property of the Company comprising software products currently marketed, licensed or distributed by the Company and its Subsidiaries (1) are licensed or have been licensed to a third Person under any public licensing regime or pursuant to the terms of any open source code license, or (2) contain, incorporate, include or are embedded with any shareware, freeware, open source code, or other software subject to any public licensing regime (including the terms of such agreements as the GNU General Public License (GPL)) in such a manner that would require that any proprietary source code, and all Company Intellectual Property, including patents, covering such source code, belonging to the Company and its Subsidiaries be licensed or distributed to others.  The Company and its Subsidiaries have policies and procedures that no proprietary Intellectual Property or source code of the Company or its Subsidiaries is or has been licensed to a third Person under any public licensing regime or pursuant to the terms of any open source license.

(j)           The Company and its Subsidiaries have taken commercially reasonable precautions consistent with industry practices to protect the integrity and security, as applicable, of the Company Technology and Technology used in the business of the Company and its Subsidiaries as currently conducted from any unauthorized use, access, interruption or modification by any other Person.  To the Knowledge of the Company, since January 1, 2009 there has been no unauthorized use or access by any other Person to the Company Technology or Technology used in the business of the Company and its Subsidiaries.  The Company and its Subsidiaries have implemented and maintain, consistent with industry standards and applicable Law, back-up, security, and disaster recovery technology and procedures with respect to the Company Technology and the other Technology used in their businesses as currently conducted.

(k)           The Company and its Subsidiaries have complied with the Company’s or the applicable Subsidiary’s privacy policy and all privacy and data protection Laws applicable to them or to their respective businesses in all pertinent jurisdictions worldwide and the Company and its Subsidiaries have not received any written notice and has no Knowledge that any violation of the foregoing is being or may be alleged.  To the Knowledge of the Company, (A) no subcontractor or service provider of the Company or its Subsidiaries is using the goods and services of the Company and its Subsidiaries in a manner not in accordance with the Company’s or the applicable Subsidiary’s privacy policies or the Contract between such subcontractor or service provider with the Company or the applicable Subsidiary and (B) no customer of the Company or its Subsidiaries is using the goods and services of the Company and its Subsidiaries in a manner not in accordance with the Contract between such customer and the Company or the applicable Subsidiary.  For the past thirty-six (36) months, neither the Company nor any of its Subsidiaries has had an information security breach, data breach or loss of or unauthorized access by a third party to the Personal Information of any customers of the Company and its Subsidiaries.  No written claims have been asserted or threatened against the Company or any of its Subsidiaries alleging a violation of any Person’s privacy rights, Personal Information, or data rights, and the consummation of the transactions contemplated by this Agreement will not constitute any such violation.

(l)            The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property right of the Company and its Subsidiaries, or impair the right of Parent and its Affiliates to exercise any Intellectual Property right of the Company and its Subsidiaries, (A) to develop, use, sell, license or dispose of any Company Intellectual Property or Company Technology or (B) to bring any action against a third party for the infringement or misappropriation of, any such Intellectual Property right.  The transactions contemplated by this Agreement will not cause the termination of, or otherwise require the consent, approval or other authorization of any party to, any license under which the Company and its Subsidiaries has received or granted a license to use any Intellectual Property or information technology.

(m)           The Company and its Subsidiaries have complied in all material aspects with the duty of candor and disclosure to the U.S. Patent and Trademark Office and any relevant foreign patent office with respect to all patent applications filed by or on behalf of the Company or any of its Subsidiaries and have made no material misrepresentation in such patent applications.  The Company has no Knowledge (and without conducting any inquiry of third parties, patent search or a “freedom to operate” study) of any information that would preclude the Company from having clear title to such patent applications and to the patents which have issued or may issue therefrom.

(n)           None of the Company Intellectual Property owned by the Company or its Subsidiaries that is material to the business of the Company and its Subsidiaries is required to be licensed under any forum, consortium or other standards body agreement to which Company or any Subsidiary is a party.  The Company has not made any written submission to, and is not subject to any agreement with, any standards bodies or other entities for a determination of essentiality to or inclusion in an industry standard or that would obligate the Company to grant licenses to or otherwise impair its control of such Company Intellectual Property, nor, to the Knowledge of the Company, has any third-party request been made therefor.

(o)           To the extent necessary under applicable Law in connection with the Company’s or its Subsidiaries’ own export and import activities as of the date of this Agreement, the Company has obtained and maintains all approvals for exporting the Products outside the United States in accordance with all applicable United States export control, embargo and other regulations, and importing the Products into any country in which the Products are now sold or licensed for use.

Section 3.14                      Material Contracts. (a)  Section 3.14(a) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date hereof of the following Contracts (each such Contract required to be set forth, a “Material Contract”) to which the Company or any of its Subsidiaries is a party or by which any of them are bound:

(i)            all customer Contracts with Key Customers;

(ii)           all Contracts with Key Vendors;

(iii)          all Contracts relating to capital expenditures or other purchases of material, supplies, or equipment (other than purchase orders for inventory or supplies in the ordinary course of business) more than Fifty Thousand Dollars ($50,000) over the term of the Contract;

(iv)          all Contracts involving a loan (other than accounts receivable owing from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment advances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any Person or any Contract relating to the making of any such loan, advance or investment;

(v)           all Contracts involving Indebtedness of the Company or any of its Subsidiaries or granting or evidencing a Lien on any property or asset of the Company or any of its Subsidiaries, other than a Permitted Lien;

(vi)          all Contracts under which any Person (other than the Company) has directly or indirectly guaranteed Indebtedness of the Company or any of its Subsidiaries;

(vii)         all Contracts with any Governmental Entity;

(viii)        all Contracts involving the lease of real property (“Lease Agreements”);

(ix)           all Contracts for the lease of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property exceeding Fifty Thousand Dollars ($50,000) over the term of such Contract;

(x)            all management service, consulting, financial advisory or any other similar type Contract and all Contracts with investment or commercial banks;

(xi)           all Contracts (A) limiting or purporting to limit the ability of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person or in any geographical area, (B) granting or purporting to grant any exclusive rights to any Person, or (C) containing any non-standard discounts, exclusive licensing obligations, provisions for unpaid future deliverables, non-standard service requirements, future royalty payments or “most favored nation” terms;

(xii)          all (A) Contracts or (B) offers made by the Company or any of its Subsidiaries that, upon acceptance by the counterparty, would be binding upon the Company or its Subsidiary, to any customer or potential customer, in either case, for the sale of Products or services having a value of more than Fifty Thousand Dollars ($50,000);

(xiii)         all Contracts (other than this Agreement and any agreement or instrument entered into pursuant to this Agreement) between the Company or any of its Subsidiaries and (A) any Affiliate of the Company (other than the Company or one of its Subsidiaries) or (B) any current or former officer or director of the Company or any of its Subsidiaries (or any family member thereof), other than Employee Benefit Plans and any offer letters or separation agreements with any former officer or director as to which neither the Company nor any of its Affiliates has any liability;

(xiv)         all Contracts (A) that expire more than six (6) months after the date hereof, (B) requiring the Company or its Subsidiaries to sell or otherwise provide current or future products or services, or to provide support for any current or future products or services, in each case, after the Closing and (C) that are not terminable by the Company upon thirty (30) days or less notice by the Company without penalty or obligation to make any payment based on such termination;

(xv)          all Contracts (including letters of intent but excluding the Lease Agreements) relating to or involving the disposition or acquisition of a significant potion of the assets, properties, capital stock or other equity interests of any other Person, or any merger, consolidation or similar business combination transaction, whether or not enforceable;

(xvi)         all Contracts involving any joint venture, strategic partnership, strategic alliance, shareholders’ agreement, co-marketing, co-promotion, co-packaging, joint development or similar arrangement;

(xvii)        all Contracts related to the design, development, testing or manufacture of Products;

(xviii)       all Contracts with any distributor, sales or advertising agency or manufacturer’s representative;

(xix)         all Contracts involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute;

(xx)          all Contracts involving a standstill or similar arrangement;

(xxi)         all collective bargaining agreements or other agreements with any labor union;

(xxii)        all Contracts (A) for the employment of any current officer, individual employee or other Person on a full-time or consulting basis who cannot be dismissed immediately without notice and without liability or obligation of any kind whatsoever (other than, with respect to employees based outside of the United States, such notice, liability or obligation that is required solely by Law)  and (B) Contracts  with any current or former employee, officer or consultant requiring current or potential severance payments or payments upon a change-in-control;

(xxiii)        all Contracts containing a grant by the Company or any of its Subsidiaries to a Person of any right relating to or under the Company Intellectual Property, other than non-exclusive licenses granted by the Company or its Subsidiaries to customers in the ordinary course of business consistent with past practice, or any grant to the Company or any of its Subsidiaries of any right relating to or under the Intellectual Property of any Person (for the avoidance of doubt, this includes all Contracts concerning information technology whether hosted at the facilities of the Company or its Subsidiaries or outsourced), except for licenses granted by third parties to the Company or its Subsidiaries for the use of non-customized, commercially available, off-the-shelf software that has one-time or annual fees payable to the licensor of less than Five Thousand Dollars ($5,000); and

(xxiv)       all other Contracts that are material to the businesses of the Company and its Subsidiaries taken as a whole.

(b)           No Breach.  The Company and each of its Subsidiaries has performed their respective obligations under each Material Contract and each Material Contract is valid and binding and in full force and effect and has not been terminated or been repudiated.  There exists no default or event of default, nor any event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default under the terms of any Material Contract.  To the Knowledge of the Company, there are no facts or circumstances indicating that any Material Contract may be totally or partially terminated or suspended prior to its expiration by its terms.  To the Knowledge of the Company, all of the covenants to be performed by any other party to any Material Contract set forth in Section 3.14 of the Company Disclosure Schedule (or required to be set forth in Section 3.14 of the Company Disclosure Schedule) have been fully performed.  The Company has delivered or made available to Parent true and complete copies, including all amendments, of each Contract set forth in Section 3.14 of the Company Disclosure Schedule.

(c)           Milestones.  With respect to any Contract pursuant to which the Company or any of its Subsidiaries is to develop or produce any product, service or technology (or achieve any milestone in connection with any such development or production) in accordance with any schedule or otherwise in satisfaction of any timing requirement or goal, to the Knowledge of the Company, no circumstances exist that could reasonably be expected to give rise to any failure by the Company to satisfy such schedule, requirement or goal that would result in a material breach of such Contract by the Company or any of its Subsidiaries.

Section 3.15                      Consents and Approvals.  Except for (i) the filing and recordation of the Certificate of Merger and the related certificate of incorporation of the Surviving Corporation in accordance with the requirements of the DGCL, and (ii) such filings as may be required under applicable Antitrust Laws, and (iii) the filing of a joint voluntary notice with CFIUS pursuant to Section 721 of the Defense Production Act of 1950, 50 U.S.C. app. § 2170, as amended by the Foreign Investment and National Security Act of 2007 and as implemented by Executive Order 11858, as amended, and 31 C.F.R. Part 800 (“Exon-Florio”), and receipt of written confirmation from CFIUS that, with respect to the transactions contemplated by this Agreement, all actions under Exon-Florio have been concluded and that such transactions do not present any national security risks or that other provisions of law provide adequate and appropriate authority to address such national security risks, no notice to, filing with, and no permit, authorization, consent or approval of, any Governmental Entity or any Person is necessary for the consummation by the Company of the transactions contemplated by this Agreement.

Section 3.16                      Environmental Matters. (a)  The Company and each Company Subsidiary are in compliance in all respects with all Environmental Laws, which compliance includes, but is not limited to, the possession by the Company and each Company Subsidiary of all permits and other governmental authorizations required under all Environmental Laws, and compliance with the terms and conditions thereof.  Neither the Company nor any of its Subsidiaries has received any communication (written or oral), whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with applicable Environmental Laws, and, to the Company’s Knowledge, there are no circumstances that would reasonably be expected to prevent or interfere with such compliance in the future.

(b)           There is no Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company, any of its Subsidiaries or against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(c)           There are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Hazardous Material at any location, that could reasonably be expected to form the basis of any Environmental Claim against the Company, any of its Subsidiaries or against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law, or otherwise result in any costs or Liabilities under Environmental Law.

(d)           The Company has provided to Parent all assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to the Company or any of its Subsidiaries regarding environmental matters pertaining to or the environmental condition of the business of the Company and the Company Subsidiaries, or the compliance (or noncompliance) by the Company or any of its Subsidiaries with any Environmental Laws.

(e)           Neither the Company nor any of its Subsidiaries is required by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Hazardous Materials, (ii) to remove or remediate Hazardous Materials, (iii) to give notice to or receive approval from any Governmental Entity pursuant to any Environmental Law, or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

Section 3.17                      Leased Real Property.  Section 3.17 of the Company Disclosure Schedule sets forth a complete list of the real property leased by the Company and each Company Subsidiary (the “Company Leases”).  Each Lease Agreement relating to each Company Lease is valid, binding and enforceable in accordance with its terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles, and the Company and/or any of its Subsidiaries, as the case may be, has a valid and binding leasehold interest in, and enjoys peaceful possession of, the real property for the full term of the Company Lease (including renewal periods).  True and correct copies of the Lease Agreements have been made available to Parent and such Lease Agreements are unmodified and in full force and effect.  There are no disputes, oral agreements, or forbearance programs in effect as to the Company Leases and, other than the Lease Agreements, there are no other Contracts between the Company and any other Person or, to the Knowledge of the Company, by and among any other Persons, claiming an interest in the interest of the Company in the real property subject to the Company Leases or otherwise relating to the use and occupancy of the real property subject to the Company Leases.  There are no existing material defaults by the Company or any of its Subsidiaries under any Lease Agreement, and, to the Company’s Knowledge, no event has occurred that (with the giving of notice, lapse of time or both) would constitute a material default by the Company or any of its Subsidiaries under any Lease Agreement.  Neither the Company nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or any of its rights under any Company Lease, and the leasehold estate created by each such lease is free and clear of all Liens other than Permitted Liens.  Neither the Company nor any of its Subsidiaries is engaged in any negotiation for the reviewing of the rent payable under any Company Lease.  Neither the Company nor any of its Subsidiaries owns any real property.

Section 3.18                      Interested Party Transactions.  Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee, consultant or stockholder of the Company or any of its Subsidiaries (except for current amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to the Company or any of its Subsidiaries.  No officer, director or, to the Knowledge of the Company, stockholder of the Company or any of its Subsidiaries owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity), or is an officer, director, employee or consultant of any Person that is a competitor, lessor, lessee, customer or vendor of the Company or any of its Subsidiaries or which conducts a business similar to any business conducted by the Company or any of its Subsidiaries.  No officer, director or, to the Knowledge of the Company, stockholder of the Company or any of its Subsidiaries (a) owns or holds, directly or indirectly, in whole or in part, any Company Intellectual Property, (b) has any claim, charge, action or cause of action against the Company or any of its Subsidiaries, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued benefits under any employee benefit plan existing on the date hereof, (c) has made, on behalf of the Company or any of its Subsidiaries, any payment or commitment to pay any commission, fee or other amount to, or to purchase or obtain or otherwise Contract to purchase or obtain any goods or services from, any other Person of which any officer, director or, to the Knowledge of the Company, stockholder of the Company or any of its Subsidiaries (or, to the Knowledge of the Company, a relative of any of the foregoing) is a partner or stockholder (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity) or (d) has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company or any of its Subsidiaries.

Section 3.19                      Customers and Vendors.

(a)           No customer of the Company that was a customer of the Company on or before the date that is twelve months prior to the date hereof, (i) has terminated its Contract with the Company, (ii) has failed to renew its Contract with the Company, if such customer’s Contract with the Company was scheduled to expire by its terms prior to the date hereof, or (iii) renewed its Contract with the Company on terms that would be reasonably likely to generate on an annual basis less than 85% of the recurring revenue that was generated in the last twelve months under such Contract.

(b)           Section 3.19(b) of the Company Disclosure Schedule sets forth an accurate and complete list of (i) the twenty (20) largest customers of the Company and its Subsidiaries, taken as a whole, by revenues, (A) for the period from the formation of the Company to November 1, 2011 and (B) for the period from January 1, 2010 to November 1, 2011 (the “Key Customers”) and (ii) the twenty (20) largest venders by expenditures (the “Key Vendors”) (A) for the period from the formation of the Company to November 1, 2011 and (B) for the period from January 1, 2010 to November 1, 2011.  None of the Key Vendors and none of the Key Customers have indicated (orally or in writing) to the Company or any of its Subsidiaries any intent to discontinue or alter in a manner materially adverse to the Company or any of its Subsidiaries the terms of the applicable Key Customer Contracts or Key Vendor Contracts or make any claim that the Company or any of its Subsidiaries has breached its obligations to such Key Customer or Key Vendor (and the Company has no Knowledge of any such breach).  To the Knowledge of the Company, no such Key Vendor or Key Customer is threatened with bankruptcy or insolvency.

Section 3.20                      Bank Accounts, Powers of Attorney.  Section 3.20 of the Company Disclosure Schedule sets forth an accurate and complete list showing (a) the name and address of each bank in which the Company or any of its Subsidiaries has an account or safe deposit box, the number of any such account or any such box and the names of all Persons authorized to draw thereon or to have access thereto and (b) the names of all Persons, if any, holding powers of attorney from the Company or any of its Subsidiaries.

Section 3.21                      Insurance.  The Company and each of its Subsidiaries have policies of insurance and bonds of the type and in the amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Company and its Subsidiaries.  Section 3.21 of the Company Disclosure Schedule contains a complete list of the policies and Contracts of insurance maintained by the Company and each of its Subsidiaries.  All such policies and bonds are in full force and effect, all premiums due and payable to date under all such policies and bonds have been paid and the Company and each of its Subsidiaries are otherwise in compliance with the terms of such policies and bonds.  There is no claim pending under any such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  Neither the Company nor any of its Subsidiaries has received any notice of cancellation or non-renewal of any such policies or bonds from any of its insurance carriers, nor to the Knowledge of the Company, is the termination of any such policies or bonds threatened.  Neither the Company nor any of its Subsidiaries has received any notice from any of its insurance carriers that any insurance premiums will be increased in the future or that any insurance coverage presently provided will not be available to the Company or any of its Subsidiaries in the future on substantially the same terms as now in effect.  None of such policies or bonds provides for any retrospective premium adjustment, experience-based liability or loss sharing arrangement affecting the Company or any of its Subsidiaries.

Section 3.22                      Title to Property.  The Company or one of its Subsidiaries has good and valid title or, in the case of leased assets, a valid leasehold interest, free and clear of all Liens, except for Permitted Liens, to all of their respective property and assets that each purports to own or lease, free and clear of all Liens.  The property and equipment of the Company and its Subsidiaries that are used in the operations of the business of the Company and its Subsidiaries are in good operating condition and repair, subject to normal wear and tear, are adequate for the uses to which they are being put and have been maintained and serviced in accordance with prudent practice and in compliance with all applicable Law.  The property owned or leased by the Company and its Subsidiaries, together with all leased real property of the Company and its Subsidiaries, all owned, leased or licensed Intellectual Property of the Company and its Subsidiaries, and all other assets and rights (including rights under Contracts) of the Company and its Subsidiaries, are sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted.

Section 3.23                      Minute Books.  The minute books of the Company and each of its Subsidiaries (a) have been made available to Parent, (b) include all  actions by written consent since the time of incorporation of the Company or its Subsidiaries, as the case may be, and (c) are accurate, up to date and complete since the time of incorporation of the Company or its Subsidiaries, as the case may be, through the date of this Agreement.

Section 3.24                      Internal Controls.  The Company and each of its Subsidiaries (i) make and keep accurate books and records that fairly reflect the transactions and dispositions of assets of the Company or its Subsidiaries, as the case may be, and (ii) maintain internal accounting controls which provide reasonable assurance that (a) transactions are recorded as necessary to permit preparation of their respective financial statements in conformity with GAAP, (b) receipts and expenditures are made only in accordance with general or specific authorizations of management and directors of the Company or any of its Subsidiaries, (c) access to their respective assets is permitted only in accordance with general or specific authorizations of management and directors of the Company or any of its Subsidiaries and (d) the reported accounting for their respective assets and Liabilities is compared with existing assets and Liabilities at reasonable intervals.

Section 3.25                      Broker’s or Finder’s Fees.  (a) Except for the fees of Jefferies & Company, Inc. (whose fees and expenses shall be included in Company Transaction Expenses), no agent, broker, Person or firm acting on behalf of the Company is, or shall be, entitled to any broker’s fees, finder’s fees or commissions from the Company or any of the other parties hereto, or from any of their Affiliates, in connection with this Agreement or any of the transactions contemplated hereby.

(b)           Neither the Company nor any of its Subsidiaries has or will have any liability for any expenses of the Company incurred in connection with the preparation, execution and consummation of this Agreement and the Closing other than the Company Transaction Expenses.

Section 3.26                      Accounts Receivable.  Subject to any reserves set forth in the Interim Balance Sheet, all accounts receivable of the Company and its Subsidiaries reflected on the Interim Balance Sheet are valid receivables subject to no setoffs or counterclaims, represent bona fide claims against debtors for sales and other charges, are payable on ordinary trade terms, do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement and are not subject to discount except for normal cash and immaterial trade discounts.  The amount carried for doubtful accounts and allowances on the Interim Balance Sheet is a reasonable estimate of the losses which may be sustained on realization of the receivables and was prepared in a manner consistent with the Company’s past practices.  The amounts carried as reserves for expenses, including, without limitation, all expenses for services rendered and goods purchased, and warranty claims on the Interim Balance Sheets are reasonable estimates, prepared in a manner consistent with the Company’s past practices, of (i) expenses incurred prior to the Closing Date, other than Company Transaction Expenses (ii) current warranty claims and (iii) warranty claims which arise prior to twelve (12) months from the date of the Interim Balance Sheet.  There are no unpaid invoices or bills representing amounts alleged to be owed by the Company or any of its Subsidiaries, or other alleged obligations of the Company or any of its Subsidiaries, which either the Company or any of its Subsidiaries has disputed or determined to dispute or refuse to pay.

Section 3.27                      State Takeover Statutes.  The Board of Directors of the Company has taken all actions so that the restrictions in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203), and any other similar U.S. federal, state, local or non-U.S. “fair price,” “moratorium” or “control share acquisition” statutes, laws or regulations (any such statute, law or regulation, a “Takeover Statute”), will not apply to Parent or Merger Sub with respect to the Merger, including the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

Section 3.28                      Alternate Proposals.  Since October 13, 2011, the Company has not (and no representative of the Company has) (i) solicited, initiated, entertained, encouraged, discussed, accepted or considered any inquiries, offers or proposals from any Person (other than Parent) which constituted, or could reasonably have been expected to lead to an Alternate Proposal or (ii) negotiated with any Person or entered into any agreement, letter of intent or other document relating to or contemplating, or any agreement in principle with respect to, any Alternate Proposal.

Section 3.29                      U.S. Export and Import Controls.

(a)            The Company and its Subsidiaries are, and since the formation of the Company have been, in compliance in all material respects with applicable U.S. export control and import laws, and with U.S. Laws governing embargoes, sanctions and boycotts, including the Arms Export Controls Act (22 U.S.C. §2778), the International Emergency Economic Powers Act (50 U.S.C. § 1701 et seq. ), the Export Administration Act of 1979 (50 U.S.C. app. 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. § 120 et seq.) (“ITAR”), the Export Administration Regulations (15 C.F.R. § 730 et. seq.), and all rules, regulations and executive orders relating to any of the foregoing, and the laws administered by the Office of Foreign Assets Controls of the U.S. Department of the Treasury, and the laws administered by U.S. Customs and Border Protection (collectively, the “U.S. Export Control and Import Laws”).

(b)           Since the formation of the Company, neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Entity that alleges that the Company or any of its Subsidiaries or any agent or employee thereof has violated, is not in compliance with, or has any material liability under, any U.S. Export Control and Import Laws.

(c)           Neither the Company nor any of its Subsidiaries has made or intends to make any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability of the Company or any of its Subsidiaries arising under or relating to any U.S. Export Control and Import Laws.

(d)           To the Knowledge of the Company, there have been no investigations or administrative enforcement actions, pending or closed by any Governmental Entity with respect to any potential violation or liability of the Company or any of its Subsidiaries arising under or relating to any U.S. Export Control and Import Laws.

Section 3.30                      Insolvency.  No insolvency proceedings of any kind have been filed against the Company or any Subsidiary and neither the Company nor any Subsidiary has stopped payment or is insolvent or unable to pay its debts as and when they fall due.

Section 3.31                      Warranties; Product Liability.  There is no notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation from, by or before any Governmental Entity relating to any product, including the packaging and advertising related thereto, designed, formulated, manufactured, processed, sold or placed in the stream of commerce by the Company or its Subsidiaries or any services owned and provided by the Company or its Subsidiaries (a “Product”), or claim or lawsuit involving a Product which is pending or threatened by any Person, and there has not been, nor is there under consideration by the Company, any Product recall or post-sale warning of a material nature concerning any Product.  All Products comply in all material respects with applicable authorization by any Governmental Entity and Laws, and there have not been and there are no such material defects or deficiencies in such Products that have not been previously cured.

Section 3.32                      Full Disclosure.  None of the representations or warranties made by the Company herein or any certificate furnished by the Company pursuant to this Agreement (as qualified and modified by the Company Disclosure Schedule), when all such documents are read together in their entirety, contains or will contain at the Closing Date any untrue statement of a material fact, or omits or will omit at the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.  None of the information supplied by or on behalf of the Company for inclusion or incorporation by reference in the information provided to the Company Stockholders relating to this Agreement, the Merger, the Information Statement or any transaction contemplated hereby, at the time it was provided to the Company Stockholders, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.33                      No Other Representations.  Except for the representations and warranties expressly and specifically made by the Company in this Agreement, the Ancillary Agreements to which the Company is a party, or any certificates delivered pursuant hereto or thereto, as the case may be, the Company does not make any express or implied representation or warranty, and the Company hereby disclaims all other representations and warranties of any kind, express or implied.

ARTICLE IV

Representations and Warranties of Parent

Parent represents and warrants to the Company as of the date hereof and the Closing Date (except for such representations and warranties made only as a specific date) that each of the statements in this Article IV is true, correct and complete.

Section 4.1                      Organization and Standing.  Parent is a corporation duly organized and validly existing under the Laws of Delaware and is duly qualified, licensed or admitted to do business and, to the extent applicable, is in good standing as a foreign corporation in all jurisdictions in which its ownership, use, licensing or leasing of its property or the conduct of business requires it to be qualified.  Parent possesses all requisite corporate power and authority necessary to own, operate and lease and license its properties, to carry on its business as now conducted and as presently proposed to be conducted and to carry out the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party.  Merger Sub is a corporation duly organized, validly existing and is in good standing under the Laws of the State of Delaware and is duly qualified, licensed or admitted to do business and, to the extent applicable, in good standing as a foreign corporation in all jurisdictions in which its ownership, use, licensing or leasing of its property or the conduct of business requires it to be qualified.  The Merger Sub possesses all requisite corporate power and authority necessary to own, operate and lease and license its properties, to carry on its business as now conducted and as presently proposed to be conducted and to carry out the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party.

Section 4.2                       Authority; No Conflicts.

(a)           Each of the Parent and the Merger Sub has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance of this Agreement, and the Ancillary Agreements to which it is a party executed and delivered by Parent and Merger Sub as contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the board of directors of Parent and Merger Sub and no other corporate or stockholder action on the part of Parent or Merger Sub or their respective stockholders is necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby.  This Agreement and the Ancillary Agreements to be executed and delivered by Parent and Merger Sub as contemplated hereby, when delivered in accordance with the terms hereof, assuming the due execution and delivery of this Agreement and each other Ancillary Agreements to which it is a party by the other parties hereto and thereto, shall have been duly executed and delivered by Parent and Merger Sub and shall be valid and binding obligations of Parent and Merger Sub, enforceable in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

(b)           The execution and delivery of this Agreement by Parent and Merger Sub do not, the execution and delivery by Parent and Merger Sub of the Ancillary Agreements to which it is a party to be executed and delivered by the parties thereto as contemplated hereby will not, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby will not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien on any of the properties or assets of Parent or Merger Sub under: (i) any provision of the organizational documents of Parent or Merger Sub; (ii) subject to obtaining and making any of the approvals, consents, notices and filings referred to in Section 4.3, any Law or Order applicable to Parent or Merger Sub or by which any of its respective properties or assets may be bound; (iii) any of the terms, conditions or provisions of any contract to which Parent or Merger Sub is a party.

(c)           Subject to obtaining and making any of the approvals, consents, notices and filings referred to in Section 4.3, there is no private or governmental action, suit, proceeding, inquiry, claim, charge, arbitration, investigation or any administrative or other proceeding pending before, against or by any Governmental Entity or any other Person, or, to the knowledge of Parent, threatened in writing, against Parent or Merger Sub that would materially and adversely affect Parent’s or Merger Sub’s ability to consummate any of the transactions contemplated by this Agreement.  To Parent’s knowledge, subject to obtaining and making any of the approvals, consents, notices and filings referred to in Section 4.3, as of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Parent, Merger Sub or any other Affiliate of Parent is pending or threatened, other than any investigation or review that would not materially and adversely affect Parent’s or Merger Sub’s ability to consummate any of the transactions contemplated by this Agreement.

Section 4.3                      Consents and Approvals.  Except for (i) the filing and recordation of the Certificate of Merger and the related certificate of incorporation of the Surviving Corporation in accordance with the requirements of the DGCL and (ii) such filings as may be required under applicable Antitrust Laws, which filings are set forth in Schedule 4.3, and (iii) the filing of a joint voluntary notice with CFIUS pursuant to Section 721 of Exon-Florio, and receipt of written confirmation from CFIUS that, with respect to the transactions contemplated by this Agreement, all actions under Exon-Florio have been concluded and that such transactions do not present any national security risks or that other provisions of law provide adequate and appropriate authority to address such national security risks, no notice to, filing with, and no permit, authorization, consent or approval of, any Governmental Entity or any Person is necessary for the consummation by Parent of the transactions contemplated by this Agreement.

Section 4.4                      Ownership and Operations of Merger Sub.  Parent, directly or indirectly, owns of record and beneficially owns all outstanding shares of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and has engaged in no other business or other activities or incurred any Liabilities, other than as contemplated herein.

Section 4.5                      Financing.  Parent has available cash resources and financing in an amount sufficient to consummate the Merger and the transactions contemplated by this Agreement.

ARTICLE V

Covenants

Section 5.1                      Access to Information Concerning Properties and Records.

(a)           The Company shall, upon reasonable prior notice and during regular business hours, afford Parent and its Representatives access to the properties, books and records of the Company and its Subsidiaries to the extent Parent has a reasonable need for such access and, during such period, the Company shall furnish promptly to Parent all financial and operating data and other information concerning the Company’s and its Subsidiaries’ businesses, properties and personnel as Parent may reasonably request; provided, that such access and requests shall not unreasonably disrupt the operations of the Company or any of its Subsidiaries and shall be in accordance with all Antitrust Laws.

(b)           No review by Parent shall affect the representations and warranties made by the Company pursuant to this Agreement or the remedies of Parent for breaches of those representations and warranties.

Section 5.2                       Confidentiality.  The parties hereto acknowledge that Nice Ltd. and the Company have previously executed a confidentiality agreement dated July 20, 2011 (the “Confidentiality Agreement”), which shall, notwithstanding its terms, continue in full force and effect until the Effective Time.  In addition, the parties hereto agree that the terms and conditions of the transactions contemplated hereby, and information exchanged in connection with the execution hereof and the consummation of the transactions contemplated hereby, shall be subject to the Confidentiality Agreement.

Section 5.3                       Conduct of the Business of the Company Pending the Closing Date.

(a)           The Company agrees that during the period commencing on the date hereof and ending on the earlier of the termination of this Agreement or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its respective operations (including their respective working capital, capital expenditure, accounts receivable and accounts payable practices and cash management practices) only in the ordinary course of business consistent with past practice and to use its commercially reasonable efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, vendors, distributors, clients and others having business relationships with them.

(b)           In furtherance and not in limitation of Section 5.3(a), the Company agrees that during the period commencing on the date hereof and ending on the earlier of the termination of this Agreement or the Effective Time, the Company shall not, and shall cause each of its Subsidiaries not to, effect any of the following without the prior written consent of Parent (which consent shall not, in the cases of clauses (b)(xv) and (xxix) be unreasonably withheld):

(i)           amend or restate its certificate of incorporation or by-laws or other equivalent charter documents or create or form any Subsidiary;

(ii)           except in each case for issuances of Company Capital Stock upon conversion or exercise of any Company Preferred Stock, Company Restricted Stock or Company Options, and except for the granting of the Agreed RSU Awards, authorize for issuance, issue, sell or deliver (A) any capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries or (B) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any (1) shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries, (2) securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries including rights, warrants or options, or (3) phantom stock or similar equity-based payment option;

(iii)           declare, pay or set aside any dividend or make any distribution (whether in cash, stock or other property) with respect to, or split, combine, redeem, reclassify, purchase or otherwise acquire directly, or indirectly, any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries (other than in connection with the repurchase of Company Restricted Stock upon the triggering of any applicable forfeiture condition in accordance with the applicable award agreement in existence on the date hereof);

(iv)           establish, adopt, enter into or accelerate payment under, amend or terminate any Employee Benefit Plan or any collective bargaining, thrift, compensation or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, other than (A) as expressly contemplated by this Agreement or (B) as required by Law;

(v)           hire any new employee or consultant, or terminate the employment, other than for cause, of any Key Employee or officer-level employee;

(vi)           pay or enter into any agreement or promise to pay (or amend, remove or change any limitations on, or conditions to the payment of) any bonus, retention or incentive compensation to any current or former employee, consultant or director or otherwise increase (or amend, remove or change any limitations on, or conditions to the payment of) any compensation payable (including wages, salaries, bonuses, benefits or any other remuneration) or to become payable to any current or former officer, director, employee or agent;

(vii)          accelerate, amend or change the period of exercisability or vesting of any Company Option or Company Restricted Stock or authorize any cash payment in exchange for a Company Option, Company Restricted Stock or other equity award of the Company;

(viii)         materially amend, violate, terminate or otherwise modify or waive any of the material terms of any Material Contract or any Company Leases;

(ix)           (A) amend the terms and conditions of the Global Sales Compensation Plan, amended June 1, 2011, other than to extend the termination date thereof by not more than six (6) months, (B) amend the terms and conditions of any individual sales compensation plan, (C) amend the Company policy document on the recognition of orders, revenue and payments dated May 2, 2007, (D) provide any special or additional incentive to enter into multi-year renewals other than the incentives existing as of October 13, 2011, (E) increase (or take any action intended to increase) multi-year renewals other beyond the average level of multi-year bookings in 2009 and 2010, or (F) approve or agree to any customer discounts not in the ordinary course of business consistent with the Company's standard discount practices.

(x)           mortgage, pledge or encumber any assets or otherwise permit any of its properties or assets to be subject to any Lien (other than Permitted Liens);

(xi)           (i) dispose of, license or transfer to any Person any rights to Company Intellectual Property other than pursuant to non-exclusive licenses of binary code in connection with the sale of the Products in the ordinary course of business, consistent with past licensing practice, (ii) abandon, permit to lapse or otherwise dispose of any Company Intellectual Property, or (iii) make any material change in any Company Intellectual Property;

(xii)          sell, transfer, lease, license or otherwise dispose of any assets or properties except for (A) sales of inventory in the ordinary course of business consistent with past practice and (B) leases or licenses entered into in the ordinary course of business consistent with past practice with annual lease or royalty payments to the Company or any of its Subsidiaries that are not reasonably expected to exceed Fifty Thousand Dollars ($50,000);

(xiii)         acquire any business, line of business or Person by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or enter into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing;

(xiv)         enter into or amend any agreements pursuant to which any other Person is granted joint or exclusive rights of any type or scope with respect to any Products or services of the Company;

(xv)          make any capital expenditure or commitment therefor or enter into any operating lease in excess of Twenty-Five Thousand Dollars ($25,000) individually or Fifty Thousand Dollars ($50,000) in the aggregate or otherwise acquire any assets or properties (other than inventory in the ordinary course of business consistent with practice) or enter into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing;

(xvi)         (A) take any action reasonably likely to (i) accelerate the payment of accounts receivables (including shortening payment terms, providing incentives for early payment or otherwise) or (ii) delay the payment on accounts payable (other than those that are being contested in good faith by appropriate means or procedures) to suppliers, vendors, any Governmental Authority or others; or (B) make any changes to the cash management policies of the Company or any of its Subsidiaries;

(xvii)        establish or close any bank account other than the establishment or closing of a bank account that is required or customary in connection with the settlement of a foreign exchange transaction;

(xviii)       write off as uncollectible any notes or accounts receivable, except write offs in the ordinary course of business consistent with past practice charged to applicable reserves;

(xix)          except as required by GAAP, make any change in any method of accounting or auditing method, principle, policy, procedure or practice;

(xx)           make any Tax election or settle and/or compromise any Tax liability (other than the Company Sales Tax Liability, which is the subject of (xxi) below); prepare any Returns in a manner which is inconsistent with the past practices of the Company or any of its Subsidiaries, as applicable, with respect to the treatment of items on such Returns; incur any liability for Taxes other than in the ordinary course of business or pursuant to the transactions contemplated by this Agreement, or file an amended Return or a claim for refund of Taxes with respect to the income, operations or property of the Company or its Subsidiaries;

(xxi)          settle and/or compromise any Company Sales Tax Liability in any Specified State in excess of the amount set forth in Exhibit F-2;

(xxii)         fail to pay, discharge, settle or satisfy any claims, actions, Liabilities or obligations, other than those that (A) are not past due, (B) are immaterial in amount, individually and in the aggregate, or (C) are being contested in good faith by appropriate means or procedures;

(xxiii)        incur, repay, assume, guarantee or modify any Indebtedness, guarantee any such Indebtedness, issue or sell any debt securities or guarantee any debt securities of others;

(xxiv)        make any loans, advances or capital contributions to, or investments in, any other Person other than (A) loans, advances or capital contributions by the Company or any of its Subsidiaries to any direct or indirect wholly owned Subsidiary of the Company or (B) travel and entertainment advances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business consistent with past practice;

(xxv)         initiate or settle any litigation;

(xxvi)        file a petition in bankruptcy, make an assignment for the benefit of creditors, or file a petition seeking reorganization or arrangement or other action under U.S. federal or state bankruptcy laws;

(xxvii)       fail to keep in full force and effect the Company’s and any of its Subsidiaries’ current insurance policies or reduce the amount of any insurance coverage provided by existing insurance policies;

(xxviii)     plan, announce, implement or effect any reduction in force, layoff, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any of its Subsidiaries (other than routine employee terminations for cause);

(xxix)        enter into any Contract which, if entered into prior to the date hereof would be required to be set forth in Section 3.14(a) of the Company Disclosure Schedule or commit or agree (whether or not such Contract, commitment or agreement is legally binding) to do any of the foregoing; provided that if the Company reasonably believes, upon advice of counsel, that obtaining consent of Parent to entry into such Contract may violate Antitrust Laws, then such consent shall not be required; or

(xxx)         agree in writing or otherwise to take (i) any of the actions described in Sections 5.3(b)(i) through (xxix) above, or (ii) any other action that would prevent the Company from performing, or cause the Company not to perform, any of its covenants and agreements under this Agreement or under any of the Ancillary Agreements to which it is a party.

(c)           Without limiting the foregoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company will notify Parent in writing not less than five (5) Business Days prior to making any material modification to any Product, the Company’s website design or graphical user interface (including, without limitation, aspects of its design, such as colors, shapes, layout and typefaces, and the behavior of its dynamic elements, such as buttons, boxes, and menus) or (iii) making any modifications to (x) the terms of use and terms of service applicable to its members, web site visitors or other parties or (y) the Company’s privacy policies.

Section 5.4                      Exclusive Dealing.  (a)  During the period commencing on the date of this Agreement and ending on the earlier of the termination of this Agreement or the Effective Time, the Company shall not, and shall not authorize or permit any of its Subsidiaries or any of its or their respective officers, directors, agents, employees, affiliates, attorneys, accountants, financial advisors or other representatives to, directly or indirectly (i) solicit, knowingly encourage, initiate, entertain, substantively review or participate in any negotiations or discussions with respect to any Alternate Proposal (formal or informal, oral, written or otherwise); (ii) disclose any non-public information not customarily disclosed to any Person concerning the Company and which the Company or any of its Subsidiaries or any of their respective directors, officers, agents, employees, affiliates, attorneys, accountants, financial advisers or other representatives believe would be used for the purposes of formulating any such Alternate Proposal; (iii) assist, cooperate with, facilitate or knowingly encourage any Person to make any Alternate Proposal (directly or indirectly); (iv) agree to, enter into a contract regarding, approve, recommend or endorse any Alternate Proposal; (v) authorize or permit any of the Company’s or any of its Subsidiaries’ respective officers, directors, agents, employees, affiliates, attorneys, accountants, financial advisors or other representatives to take any such action.

(b)           Upon execution of this Agreement, the Company shall, and shall cause each of its Affiliates, and shall direct each of their respective Representatives, to immediately cease any existing discussion or negotiations with any Persons concerning any Alternate Proposal.  The Company shall, and shall direct the Company and its Subsidiaries and its and their respective Representatives to, request the return of any due diligence materials provided to any Persons (other than Parent and its Affiliates and Representatives) in connection with any potential Alternate Proposal.

(c)           The Company shall notify Parent within twenty-four (24) hours after receipt of any Alternate Proposal (formal or informal, oral, written or otherwise), any notice that any Person is considering making an Alternate Proposal or any inquiry or contact with any Person with respect to an Alternate Proposal or any request for information relating to the Company or for access to the properties, books or records of the Company by any Person that has advised the Company that it may be considering making, or that has made, an Alternate Proposal.   The Company will keep Parent timely informed in all material respects of the status and details of any such Alternate Proposal notice, request or any correspondence or communications related thereto and shall provide Parent with a true and complete copy of such Alternate Proposal notice or request or correspondence or communications related thereto, if it is in writing, or a written summary thereof (which shall include the identity of the Person considering or proposing such Alternate Proposal and the material terms thereof), if it is not in writing. If the Company is a party to a confidentiality or nondisclosure agreement in existence as of the date of this Agreement with any Person making an Alternate Proposal, and such agreement prohibits the disclosure of the identity of such Person to the Parent, then Company may withhold from the Parent the identity of such Person.  The Company shall not provide any information concerning the Company to any party making or considering making an Alternate Proposal.  Neither the Board of Directors of the Company nor any committee thereof shall (1) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Board of Directors of the Company or any such committee of this Agreement or the Merger, or (2) approve or recommend, or propose to approve or recommend, any Alternate Proposal or (3) enter into any agreement with respect to any Alternate Proposal.  This Section 5.4(c) shall in no way be deemed to limit the obligations of the Company and any of its Subsidiaries and any of their respective directors, officers, agents, employees, affiliates, attorneys, accountants, financial advisers or other representatives set forth in Section 5.4(a).

(d)           For purposes hereof, an “Alternate Proposal” shall mean (a) any stock purchase, merger, consolidation, reorganization, change in organizational form, spin-off, split-off, recapitalization, sale of equity interests or other similar transaction involving the Company or any of its affiliates, (b) any sale of all or any significant portion of the assets of the Company, (c) any other transaction in respect of the Company which results directly or indirectly, in a change of control of the Company or sale of any minority equity interest, other than equity compensation awards granted in the ordinary course of business or the Agreed RSU Awards, or (d) any other transaction or series of transactions which has substantially similar economic effects, in each such case, in which transaction the Parent does not participate.

(e)           Each of the Company and Parent acknowledges that this Section 5.4 was a significant inducement for Parent to enter into this Agreement and the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid by Parent in the Merger, or (ii) a failure to induce Parent to enter into this Agreement.

Section 5.5                      Commercially Reasonable Efforts; Antitrust Filings; Consents.  (a)  Subject to the terms and conditions contained in this Agreement, the Company and Parent shall cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including the following:  (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all registrations, declarations, submissions and filings (including registrations, declarations, filings and submissions of responses to requests for additional information and documentary material with Governmental Entities, if any) necessary, proper or advisable under applicable Laws and the taking of all commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) obtaining, prior to the Closing Date, all Permits, consents, approvals, orders, authorizations, waivers, qualifications from Governmental Entities and any third parties as are necessary for consummation of the transactions contemplated by this Agreement and to fulfill the conditions to consummation of the transactions contemplated hereby set forth in Article VI; (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; provided, that no Indebtedness for borrowed money shall be repaid, except as otherwise required pursuant to the terms of the applicable loan agreement, and no Material Contract shall be amended to increase the amount payable thereunder or otherwise to be materially more burdensome to the Company or any of its Subsidiaries, to obtain any such consent, approval or authorization, without first obtaining the written approval of Parent.  In connection with and without limiting the foregoing, the Company and the Board of Directors of the Company shall, if any Takeover Statute or similar Law is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on the Merger, this Agreement and the transactions contemplated hereby.  In connection with seeking such consents, waivers and approvals, the Company shall keep Parent informed of all material developments and shall, at Parent’s reasonable request, include Parent in any discussions or communications with any parties whose consent, waiver or approval is sought hereunder.  Such consents, waivers and approvals hereof shall be in a form reasonably acceptable to Parent.  In the event that this Agreement is terminated for any reason (other than by the Company pursuant to Section 8.1(d)), Parent shall not have any liability to the Company, the Company Stockholders or any other Person for any costs, claims, Liabilities or damages resulting from the Company seeking to obtain such consents, waivers and approvals hereunder.

(b)           The Company and Parent shall use their respective commercially reasonable efforts to promptly file or cause to be filed, and in any event shall file or cause to be filed, within ten (10) Business Days from the date hereof, all required filings under the HSR Act and all required filings under other applicable Antitrust Laws that Parent reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by this Agreement (collectively, the “Antitrust Filings”), which are set forth in Schedule 4.3, shall consult and cooperate with each other in the preparation of such filings, shall promptly inform each other of any material communication received from any Antitrust Authority regarding the transactions contemplated by this Agreement, and shall use commercially reasonable efforts to respond promptly to any reasonable request of any Antitrust Authority.  Each of the Company and Parent (or an Affiliate of Parent) shall consult in advance, and consider in good faith the views of the other in connection with any proposed written or material oral communication with any Antitrust Authority, and shall share with each other copies of all written communications, subject to such confidentiality restrictions as may be reasonably requested.  Neither the Company nor Parent nor any of their respective Affiliates shall participate in any meeting with any Antitrust Authority unless it first consults with the other in advance, and to the extent permitted by the Antitrust Authority, gives the other the opportunity to be present thereat.  Neither the Company nor Parent nor any of their respective Affiliates shall agree to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Antitrust Authority without the written consent of the other.  Each of Parent and the Company shall be responsible for legal fees incurred and filing fees required to be paid by it or their respective Affiliates in connection with any Antitrust Filing, and such fees shall not be split with or reimbursed by the other.

(c)           Parent’s obligations under this Section 5.5 to use commercially reasonable efforts shall not include (i) proposing, negotiating, committing to or effecting, by consent decree, hold separate order, or otherwise, the sale, transfer, license, divestiture or other disposition of, or any prohibition or limitation on the ownership, operation, effective control or exercise of full rights of ownership of, any of the businesses, product lines or assets of Parent or any of its Affiliates or of the Company or its Subsidiaries, and (ii) defending any judicial or administrative action or similar proceeding instituted (or threatened to be instituted) by any Person under any Antitrust Law or seeking to have any stay, restraining order, injunction or similar order entered by any Governmental Entity vacated, lifted, reversed, or overturned.

Section 5.6                       Notice to Stockholders.  The Company will prepare an information statement in form and substance acceptable to Parent (the “Information Statement”) relating to this Agreement, the Merger and the transactions contemplated hereby.  The Company shall ensure that the Information Statement (i) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (excluding any information provided by Parent) and (ii) complies with applicable Law.  The Information Statement shall include the unanimous recommendation of the Board of Directors of the Company in favor of this Agreement and the Merger and the conclusion of the Board of Directors of the Company that the transactions contemplated hereby are advisable and in the best interests of the Company Stockholders.  As soon as practicable after the date hereof, and in no case later than the fifth (5th) Business Day after the date hereof, the Company shall deliver (in any manner permitted by applicable Law) to each Company Stockholder whose consent was not obtained following execution of this Agreement as described in the preamble to this Agreement the Information Statement and notice of action taken by written stockholder consent, together with the notice of dissenters’ rights required pursuant to the DGCL to the Company Stockholders who may elect dissenters’ rights under such law, in each case complying with all applicable Law.  Thereafter, subject to Section 2.9, the Company shall deliver by any manner permitted by the DGCL any subsequent notice required to be delivered with respect to Dissenting Shares pursuant to the DGCL.  The Company shall promptly advise Parent, and Parent shall promptly advise the Company, in writing, if at any time prior to the Effective Time either the Company or Parent, as applicable, shall obtain knowledge of any fact that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable Law.

Section 5.7                       Public Announcements.  The Company shall not issue any press release or otherwise comment on or make any public statement with respect to this Agreement, the transactions contemplated hereby or any matters related hereto without the prior written consent of Parent.

Section 5.8                       Notification of Certain Matters.  The Company shall promptly notify Parent of (a) any actions, suits, claims or proceedings in connection with the transactions contemplated by this Agreement commenced or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, as the case may be, (b) the occurrence or non-occurrence of any fact or event which would be reasonably likely to cause any condition set forth in Article VI not to be satisfied, (c) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default under any Contract disclosed (or required to be disclosed) in Section 3.14 of the Company Disclosure Schedule, (d) the occurrence or existence of any fact, circumstance or event which could result in any representation or warranty made by the Company in this Agreement or in any schedule, exhibit or certificate or delivered herewith, to be untrue or inaccurate, (e) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, or (f) the occurrence of a Material Adverse Effect; provided, that no such notification, nor the obligation to make such notification, shall affect the representations, warranties or covenants, or the conditions to the obligations of, the Company.

Section 5.9                       Resignation of Officers and Directors.  At the written request of Parent (which request shall be delivered at least three (3) Business Days prior to the Closing), the Company shall cause any so requested officer and member of the boards of directors of its Subsidiaries to tender his/her resignation from such position effective immediately prior to the Closing Date and in the event any such individual does not tender his/her resignation, the Company shall take such actions necessary to remove such individuals from such positions.

Section 5.10                    Company 401(k) Plan.

(a)           Termination of Company 401(k) Plan.  Unless Parent requests otherwise in writing at least five (5) days prior to the Closing Date, the Company shall, effective as of at least one (1) day prior to the Closing Date, take all actions reasonably necessary to terminate the Merced Systems 401(k) Plan or any other plan that is intended to meet the requirements of Section 401(k) of the Code, and which is sponsored, or contributed to, by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plan”).  The Company shall provide to Parent, if required to effect such termination, executed resolutions by the Company Board of Directors authorizing the termination and any necessary executed amendments to the Company 401(k) Plan (A) to assure compliance with all applicable requirements of the Code and regulations thereunder, including such that the tax-qualified status of the Company 401(k) Plan will be maintained at the time of termination, and (B) effective prior to termination of the Company 401(k) Plan, to provide for the automatic payment of participants’ accounts upon plan termination in the form of a lump sum.  Subject to compliance with the terms of the Company 401(k) Plan (including the Company 401(k) Plan loan policy) and any tax-qualified cash or deferred arrangement under Section 401(k) of the Code of Parent, Nice Ltd. or any of its Affiliates (each a “Nice Ltd. 401(k) Plan”), Parent agrees to permit each individual who becomes employed by Parent or its Affiliates at Closing and who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Company 401(k) Plan, if any, to rollover such eligible rollover distribution to a Nice Ltd. 401(k) Plan in accordance with Section 401(a)(31) of the Code and other applicable provisions of ERISA and the Code, and shall include the opportunity for such participants to rollover their participant loan accounts and liabilities under the Company 401(k) Plan.  Notwithstanding the preceding sentence, Parent shall not be required to permit such rollovers to a Nice Ltd. 401(k) Plan if, in its reasonable good faith determination, which shall be made as soon as reasonably practicable but in no event later than 60 days following the Closing, it determines that (a) such rollovers would result in a material increase in the administrative cost to Nice Ltd. or Parent in administering the Nice Ltd. 401(k) Plan, or (b) with respect to rollovers of participant loan accounts and liabilities under the Company 401(k) Plan, the Company has failed to administer a Company 401(k) loan program in material compliance with applicable Law and the terms of the applicable Company 401(k) Plan or (c) the Company has failed to take steps that are reasonably requested by Nice Ltd. or Parent or are otherwise necessary to maintain the qualified status of a Company 401(k) Plan.

(b)           Company 401(k) Plan Contributions.  On or prior to the Closing, with respect to all of the Company’s and its Subsidiaries’ employees, the Company shall contribute all contributions to the Company 401(k) Plan (i) which are required to be made on or before the Closing under the Company 401(k) Plan, and (ii) which relate to service or employee salary deferral contributions on or prior to the Closing, whether or not required to be made on or prior to the Closing under the Company 401(k) Plan; provided, however, that the Company Board of Directors’ resolutions described in Section 5.38(a) may require the Company to make all such contributions as soon as reasonably practicable following the Closing and the Company shall make all such contributions as soon as reasonably practicable following the Closing.

Section 5.11                      FIRPTA Certificate.  The Company shall, on or prior to the Closing Date, provide Parent with a certificate certifying that the Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.

Section 5.12                      Indemnification; Directors’ and Officers’ Insurance.  (a)  For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall:  (i) indemnify and hold harmless each individual who served as a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (collectively, the “Covered Persons”) to the extent provided for under the terms and conditions of the certificate of incorporation or bylaws of the Company (each as in effect as of the date hereof), in connection with any Claim (as defined below) and any judgments, fines (including excise taxes), penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom.  The indemnification obligations of the Surviving Corporation pursuant to this Section 5.12 shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby and any Claim relating thereto) and all rights to indemnification conferred hereunder shall continue as to an individual who has ceased to be a director or officer of the Company or any of its Subsidiaries prior to the Effective Time and shall inure to the benefit of such individual’s heirs, executors and personal and legal representatives.  As used in this Section 5.12, the term “Claim” means any threatened, asserted, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted by the Company, any Governmental Entity or any other party, that any Covered Person in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Covered Person’s duties or service as a director, officer, trustee, employee, agent, or fiduciary of the Company, any of its Subsidiaries, any employee benefit plan maintained by any of the foregoing at or prior to the Effective Time and any other Person at the request the Company or any of its Subsidiaries.

(b)           In addition to, and not in substitution for the obligations of the Surviving Corporation in Section 5.12(a), from and after the Effective Time, the Surviving Corporation shall also keep in full force and effect, and comply with the terms and conditions of, any agreement listed in Section 5.12(b) of the Company Disclosure Schedule in effect as of the Effective Time.

(c)           If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, assume all of the obligations of the Surviving Corporation set forth in this Section 5.12.

(d)           The provisions of this Section 5.12 (i) are intended to be for the benefit of, and shall be enforceable by, each Covered Person and his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.  The obligations of Parent or the Surviving Corporation under this Section 5.12 shall not be terminated or modified in such a manner as to adversely affect the rights of any Covered Person under this Section 5.12 without the consent of such affected Covered Person.

(e)           Notwithstanding anything to the contrary set forth herein, the Company shall, prior to or in connection with the Closing, purchase a “tail” policy under the Company’s existing directors’ and officers’ insurance policy, with the cost of such Tail Policy to be included in the Company Transaction Expenses (the “D&O Tail Expense”).

(f)             Nothing in this Section 5.12 shall be construed to limit any right that Parent would otherwise have to obtain indemnification or compensation from the Escrow Fund in connection with any claim for indemnification by any of the Covered Persons or any matter underlying any such claim.

Section 5.13                     Takeover Statutes.  If any Takeover Statute is or may become applicable to the transactions contemplated hereby, the Company’s Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of any Takeover Statute on any of the transactions contemplated hereby.

Section 5.14                      Parachute Payment Waiver; 280G Stockholder Approval.

(a)           Parachute Payment Waiver. The Company shall use commercially reasonable efforts to obtain and deliver to Parent, prior to the initiation of the requisite stockholder approval procedure under Section 5.14(b), a parachute payment waiver, in substantially the form attached hereto as Exhibit D (the "Parachute Payment Waiver"), from each Person who the Company reasonably believes is, with respect to the Company, and/or any other Person that together with the Company is treated as one corporation for purposes of Section 280G of the Code, a "disqualified individual" (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately before the initiation of the requisite stockholder approval procedure under Section 5.14(b) and who the Company reasonably believes has received or has the right or entitlement to receive a parachute payment under Section 280G of the Code as a result of (i) the accelerated vesting of stock options or unvested property in connection with the Merger and/or the termination of employment or service with the Company, the Surviving Corporation or Parent before, upon or following the Merger, (ii) any severance payments, bonus payments or other benefits or payments in connection with the Merger and/or the termination of employment or service with the Company, the Surviving Corporation or Parent before, upon or following the Merger and/or (iii) the receipt of any Company Options or Company Capital Stock within the twelve (12)-month period ending on the date the Effective Time occurs, pursuant to which such Person shall agree to waive any and all right or entitlement to the accelerated vesting, payments, benefits options and stock referred to in clauses (i), (ii) and (iii) to the extent the value thereof exceeds 2.99 times such Person's base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the requisite stockholder approval of such accelerated vesting, payments, benefits, options and stock is obtained pursuant to Section 5.14(b)

(b)           280G Stockholder Approval.  The Company shall use its commercially reasonable efforts to obtain the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to the agreements, contracts or arrangements that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such stockholder vote to be obtained in a manner which satisfied all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

Section 5.15                      Company’s Auditors.  The Company shall use commercially reasonable efforts to cause its management and its independent auditors to facilitate on a timely basis (a) the preparation of financial statements (including pro forma financial statements if required) as required by Parent to comply with applicable regulations of the U.S. Securities and Exchange Commission, (b) the review of any Company audit or review work papers, including the examination of selected interim financial statements and data, (c) the delivery of such representations from the Company’s independent accountants as may be reasonably requested by Parent or its accountants, and (d) the securing of a binding fee commitment (on terms similar to those in place on the date of this Agreement) with respect to consents and comfort letters requested by Parent after the Closing.

Section 5.16                      CFIUS.  Within ten (10) Business Days from the date of this Agreement, Parent or one of its Affiliates and Company shall file with CFIUS a joint voluntary notice pursuant to the CFIUS process with respect to the transactions contemplated by this Agreement.  Parent and Company shall provide CFIUS with any additional or supplemental information requested by CFIUS or its member agencies during the CFIUS process within three (3) Business Days of receiving such request.  Parent and Company, in cooperation with each other, shall take all commercially reasonable steps advisable, necessary or desirable to finally and successfully complete the CFIUS process as promptly as practicable.

Section 5.17                      Assignment of Intellectual Property.  The Company shall, at the request of Parent, use its commercially reasonable efforts (i) to effect the assignment to the Company of all Intellectual Property related to the business of the Company created by any of the Company’s founders, employees and consultants of the Company while they had a business relationship with the Company that did not enter into transfers or assignment of such Intellectual Property satisfactory to Parent, including with respect to founders, any related Intellectual Property created by such Persons prior to the incorporation of the Company or the commencement of their employment by the Company, and (ii) to obtain the full cooperation of such Persons to complete and prosecute all appropriate U.S. and non-U.S. patent filings related thereto.

Section 5.18                      IP Title Defect Correction Actions.  To the extent that any registration, issuance or application for the Registered Company Intellectual Property is subject to a chain of title defect, is not in the current legal name of a Company or one of its Subsidiaries, or is subject to any form of Lien, the Company or applicable Subsidiary shall, upon request of Parent, use its commercially reasonable efforts to prepare, execute, file and record (and pay all costs, including legal and filing fees) as necessary to cure such title defects, provide for a current ownership of the asset by the Company or a Subsidiary and remove the Lien.

Section 5.19                      Employee Related Matters.  The Company shall take or cause to be taken all actions reasonably required to grant, in full compliance with applicable Law, the Organizational Documents of the Company, and the Company Option Plan, the Agreed RSU Awards immediately prior to the Closing Date, subject to the intended recipient’s continued service with the Company as of such time.  Provided that (i) this Agreement is not terminated pursuant to Section 8.1 (Termination) and (ii) the Closing occurs prior to the End Date, Parent shall cause the Surviving Corporation to honor and pay for the commitments set forth in the Severance Notices, subject to the terms and conditions of such Severance Notices.

Section 5.20                      Qualification to Do Business.  The Company shall use its commercially reasonable efforts to become, or to cause its Subsidiary doing business in such jurisdiction to become, duly qualified, licensed or admitted to do business and, if applicable, in good standing as a foreign corporation, in all jurisdictions set forth on Section 3.1(a) of the Company Disclosure Schedule on or prior to the Closing Date.

ARTICLE VI

Conditions Precedent

Section 6.1                       Conditions to the Obligations of Each Party.  The respective obligations of the Company and Parent to consummate the transactions contemplated hereby are subject to the satisfaction or waiver in writing by the Company and Parent, at or before the Closing Date, of each of the following conditions:

(a)           No Prohibitions.  No Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the Merger.

(b)           Escrow Agreement.  The Escrow Agreement shall have been duly executed and delivered by the Escrow Agent, Parent and the Stockholder Representative.

(c)           HSR Act; Governmental Approvals; Consents.  Any waiting periods in connection with the Antitrust Filings and all other consents, waivers and approvals from Governmental Entities that are otherwise required to consummate the transactions contemplated hereby shall have expired, been terminated, been made or been obtained.

(d)           CFIUS. The Parent and the Company shall have received written confirmation from CFIUS that CFIUS has reviewed the information provided to it regarding the transactions contemplated by this Agreement and based on its review and investigation, and after full consideration of all relevant national security factors, CFIUS has determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement.

Section 6.2                       Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the transactions contemplated hereby are subject to the satisfaction on or prior to the Closing Date of the following further conditions, any of which may be waived in writing by Parent and Merger Sub:

(a)           Performance.  All of the agreements and covenants of the Company to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)           Company Stockholder Approval.  The Common Stockholder Consent and Preferred Stockholder Consent shall have been obtained and none of the Common Stockholder Consents nor the Preferred Stockholder Consents shall have been revoked, rescinded or amended.

(c)           Representations and Warranties.

(i)           The representations and warranties of the Company contained in Section 3.1 (Organization and Standing), Section 3.2(a) through (c) (Subsidiaries), Section 3.3 (a) through (d) (Authority), Section 3.4 (Capitalization) and Section 3.25 (Broker’s or Finder’s Fees) shall have been true and correct in all material respects on and as of the date hereof and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made at and as of such time (except to the extent any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects as of such earlier date); and

(ii)           All other representations and warranties of the Company set forth in Article III shall have been true and correct in all respects on and as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made at and as of such time (except to the extent any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects as of such earlier date), except in each case for breaches or inaccuracies that have not had and could not reasonably be expected to have, individually or in the aggregate with all other breaches or inaccuracies, a Material Adverse Effect.

(iii)           For purposes of section (i) or (ii) above, any “material”, “materially”, “materiality”, “Material Adverse Effect”, “material adverse effect”, “material adverse change” or similar qualifiers contained in any of such representations and warranties shall be disregarded

(d)           No Material Adverse Effect.  Since the date hereof there shall not have occurred any Material Adverse Effect.

(e)           No Litigation Threatened.  No suit, action or proceedings shall be pending or shall have been instituted or threatened, orally or in writing, against the Company, Parent or any of their respective Affiliates by a Governmental Entity challenging or seeking to restrain or prohibit the consummation of the Merger.

(f)           Certificates of the Company.  Parent shall have received (i) a certificate of the Company (the “Company Closing Certificate”) executed by an officer certifying fulfillment of the conditions set forth in Sections 6.2(a), 6.2(b), 6.2(c) and 6.2(d), including the certification described in Section 2.6, in substantially the form of Exhibit E attached hereto, and (ii) a certificate signed by the chief executive officer and chief financial officer of the Company certifying to the best of their Knowledge that the Financial Statements (A) are accurate and complete in all material respects as of the dates of such Financial Statements and for the periods specified therein; (B) are consistent with the books and records of the Company and the Company Subsidiaries (which, in turn, are accurate and complete in all material respects); (C) are prepared in accordance with GAAP (except that the interim Financial Statements do not contain footnotes) consistently applied throughout the periods covered thereby; and (D) present fairly and accurately the consolidated financial position of the Company and the Company Subsidiaries as at such dates and the results of operations, stockholders’ equity and cash flows of the Company and the Company Subsidiaries for such periods on a consolidated basis, subject to normal year-end adjustments, none of which would be material, individually or in the aggregate, and the absence of notes.

(g)           Third Party Consents.  The Company shall have obtained, and Parent shall have been furnished with the consent, waiver or approval of parties to Contracts set forth on Section 6.2(g) of the Company Disclosure Schedule and pursuant to which any Person is entitled to any right of consent, waiver or approval, each of which shall be in full force and effect as of the Closing Date and in form and substance satisfactory to Parent.

(h)           Dissenting Shares.  Company Stockholders representing ninety (90%) percent or more of the aggregate number of issued and outstanding shares of Company Common Stock on a fully-diluted, as-converted basis shall have executed a written consent to adopt this Agreement or shall have waived their appraisal rights under the DGCL.

(i)            Termination of 401(k) Plan.  Unless Parent requests otherwise in writing, the Company shall have terminated the 401(k) Plan and Parent shall have received (i) a copy of the resolutions adopted by the Company Board of Directors authorizing the termination of the 401(k) Plan and (ii) if required, a copy of the resolutions adopted by the Company Board of Directors amending the 401(k) Plan (A) to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of the 401(k) Plan shall have been maintained at the time of termination, and (B) to provide for the automatic payment of participants’ accounts upon plan termination in the form of a lump-sum.

(j)            Allocation Certificate.  The Company shall have delivered the Allocation Certificate to Parent pursuant to Section 2.6.

(k)           Employment Matters.

(i)           The Key Employees shall each have (A) executed and delivered to Parent the Key Employee Agreements (including the Noncompete Agreement), in each case contingent upon and effective as of the Closing, and (B) shall be employed by the Company at Closing and shall not have notified (orally or in writing) the Company or Parent that they would not be willing to continue to be employed by Parent or an Affiliate of Parent following the Closing; and

(ii)           At least seventy percent (70%) of the employees of the Company as of the date of this Agreement shall be employed by the Company or its Subsidiaries at Closing and shall not have notified the Company or Parent that they would not be willing to continue to be employed by Parent or an Affiliate of Parent following the Closing.  For purposes of determining whether this condition has been satisfied, employees of the Company who have received written notice from Parent or an Affiliate of Parent prior to Closing that they will not be employed by the Surviving Corporation effective as of the Closing shall not be counted as having been employees of the Company as of the date of this Agreement.

(l)           280G Covenant.  Any agreements, contracts or arrangements that may result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code shall have been submitted for approval by such number of stockholders of the Company as is required by the terms of Section 280G of the Code in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code, and such approval shall have been obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder and in the absence of such stockholder approval, none of those payments or benefits shall be paid, pursuant to the Parachute Payment Waivers.

(m)           Release of Liens.  Prior to the Closing, the Company and its Subsidiaries shall have executed, filed and delivered to Parent all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Parent, that are necessary or appropriate to effect the release of all Liens with respect to the Company Intellectual Property and all Liens set forth in Section 6.2(m) of the Company Disclosure Schedule.

(n)           Charter Documents; Good Standing.  The Company shall have delivered to Parent:

(i)           copies of the certificate of incorporation or other equivalent governing document of the Company and, to the extent that the relevant jurisdiction provides such a certificate, each of its Subsidiaries as in effect on the Closing Date, including all amendments thereto, in each case certified by the Secretary of State or other appropriate official of its jurisdiction of incorporation; and

(ii)           a certificate from the Secretary of State of the State of Delaware or other appropriate official of their respective jurisdictions of incorporation to the effect that the Company and, to the extent that the relevant jurisdiction provides such a certificate, each of its Subsidiaries is in good standing (or the equivalent thereof).

(o)           Escrow Agreement.  The Escrow Agreement shall have been duly executed and delivered by the Stockholder Representative.

Section 6.3                      Conditions to the Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by the Company, on or prior to the Closing Date, of the following further conditions:

(a)           Performance.  All of the agreements and covenants of Parent to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)           Representations and Warranties.  The representations and warranties of Parent contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct in all material respects (without giving effect to any “material”, “materially”, “materiality”, “Material Adverse Effect”, “material adverse effect”, “material adverse change” or similar qualifiers contained in any of such representations and warranties) as of the Closing Date with the same force and effect as if made at and as of such time (other than those representations and warranties made as of a specified date, which such representations and warranties shall be true and correct in all respects as of such specified date), except in each case for breaches or inaccuracies that have not had and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s ability to consummate the Merger.

(c)           Closing Certificate.  At the Closing, Parent shall deliver or cause to be delivered to the Company a certificate signed by an authorized officer of Parent, dated as of the Closing Date, confirming the matters set forth in Sections 6.3(a) and (b).

(d)           Escrow Agreement.  The Escrow Agreement shall have been duly executed and delivered by Parent.

Section 6.4                      Frustration of Closing Conditions.  None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or perform any of its obligations under this Agreement.

ARTICLE VII

Tax Matters

Section 7.1                      Returns and Payment of Taxes

(a)           Pre-Closing Tax Period and Overlap Period Returns.  Parent shall prepare or cause to be prepared and timely file or cause to be timely filed all Returns for the Company and its Subsidiaries for any taxable year or period that ends on or before the Closing Date that are due (including extensions) after the Closing Date and for any Overlap Period.  Parent shall (A) submit any such Returns that show any liability for Taxes for which the Indemnifying Holders are required to indemnify (whether directly or through payment from the Escrow Fund) under this Agreement to the Stockholder Representative for review and comment at least twenty (20) days prior to their filing and (B) incorporate any timely comments requested by the Stockholder Representative in good faith, provided such comments are (i) consistent with past practice and applicable law, and (ii) could not reasonably be expected to materially adversely impact the Company, any of its Subsidiaries or Parent (or any Affiliate) in any taxable year or period beginning after the Closing Date.

(b)          Parent shall receive a disbursement from the Escrow Fund, at least five (5) days before the due date of any applicable Return, in an amount equal to the Taxes shown as due and payable on such Return to the extent such Taxes are due with respect to the Tax liability of the Company or its Subsidiaries for taxable years or periods ending on or before the Closing Date and the portion of any Overlap Period ending on (and including) the Closing Date.

(c)           Except as provided in Section 7.1(a), Parent shall have the exclusive authority and obligation to prepare and timely file, or cause to be prepared and timely filed, all Returns of the Company and each of its Subsidiaries.

(d)           All Taxes and Tax Liabilities with respect to the income, property or operations of the Company or any of its Subsidiaries that relate to the portion of any taxable year or period beginning on or before and ending after the Closing Date (the “Overlap Period”) shall be apportioned between the Indemnifying Holders and Parent as follows:  (i) in the case of Taxes other than income, sales and use, value added and withholding Taxes, on a per-diem basis, and (ii) in the case of income, sales and use, value added and withholding Taxes, as determined from the books and records of the Company and its Subsidiaries as though the taxable year or period of the Company or any relevant Subsidiary terminated at the close of business on the Closing Date.

(e)           Prior Tax Agreements.  The Company and the Company Stockholders shall terminate or cause to be terminated any and all of the Tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings in effect, written or unwritten, on the Closing Date that are binding on the Company and any of its Subsidiaries, and there shall be no continuing obligation to make any payments under any such agreements, arrangements or undertakings.

Section 7.2                      Controversies; Other Procedures for Resolution of Company Sales Tax Liability.  (a)  Parent shall promptly notify the Stockholder Representative upon receipt by Parent or any Affiliate of Parent (including the Company and its Subsidiaries after the Closing Date) of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a taxable period ending on or prior to the Closing Date for which Company Stockholders may be liable under this Agreement (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”).  The Stockholder Representative, at its sole expense, shall have the authority to represent the interests of the Company and its Subsidiaries with respect to any Tax Matter before the IRS, any other taxing authority, any other Government Entity and shall have the right to control the defense, compromise or other resolution of any Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, a Tax Matter; provided, however, that none of the Stockholder Representative, the Indemnifying Holders, or any of their Affiliates shall enter into any settlement of or otherwise compromise any Tax Matter that adversely affects or may adversely affect the Tax liability of Parent, the Company or any of the Company’s Subsidiaries or any Affiliate of the foregoing for any period ending after the Closing Date, including the portion of the Overlap Period that is after the Closing Date, without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed.  The Stockholder Representative shall keep Parent fully and timely informed with respect to the commencement, status and nature of any Tax Matter.  The Stockholder Representative, and any Indemnifying Holder, shall, in good faith, allow Parent to make comments to the Indemnifying Holders or the Stockholder Representative, regarding the conduct of or positions taken in any such proceeding.

(b)           Except as otherwise provided in Section 7.2(a) above or Section 7.2(c) below, or if the Stockholder Representative does not elect to control a proceeding pursuant to Section 7.2(a) above, Parent shall have the sole right to control any audit or examination by any tax authority, initiate any claim for refund, amend any Return, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of or relating to, the income, assets or operations of the Company and any of its Subsidiaries for all taxable periods, provided that Parent shall keep the Stockholder Representative informed of material developments in any Tax Matter.

(c)           The Company, Parent and the Stockholder Representative acknowledge and agree that the Company will submit to each of its customers with a connection to the United States (or any political subdivision therein) for sales and use Tax purposes a “Statement Concerning Property Purchased Without Payment of Sales/Use Tax” in the form attached as Exhibit F-1 (the “Sales Tax Statements”).  To the extent that any Sales Tax Statements have not been submitted to such customers, or completed and executed Sales Tax Statements have not been received by the Company from such customers, prior to the Closing, the Stockholder Representative shall control the procedures for submitting and obtaining completed and executed Sales Tax Statements from such customers following the Closing and Parent shall cooperate, and cause the Company to cooperate, with the Stockholder Representative, in such procedures.  During the period from the Closing Date until one year following the Closing Date, Parent will not, and will not cause Company to, initiate communications with any Governmental Entity having authority to assess a Company Sales Tax Liability regarding resolution of any Company Sales Tax Liability, or file any Return or amended Return reporting any such Company Sales Tax Liability, without the consent of the Stockholder Representative (such consent not to be unreasonably withheld, conditioned, or delayed; for the avoidance of doubt, the Stockholder Representative will not be considered to unreasonably withhold such consent if the Stockholder Representative reasonably determines that the Sales Tax Statement applicable to such Company Sales Tax Liability will be obtained during the one-year period following the Closing Date from all customers with a connection to such Governmental Entity for U.S. sales and use Tax purposes).  The Stockholder Representative’s consent shall not be required for Parent to initiate such communications with respect to any remaining Company Sales Tax Liability after such one-year period.  If Parent and the Stockholder Representative mutually determine that a Company Sales Tax Liability may exist that will be minimized by initiating discussions to resolve such Company Sales Tax Liability with the applicable Governmental Entity and/or by filing a Return or amended Return reporting a Company Sales Tax Liability, then the Stockholder Representative (if the Stockholder Representative elects to control such proceeding) or Parent (if the Stockholder Representative does not elect to control such proceeding) shall initiate such proceedings and such proceedings shall be treated as a Tax Matter subject to the controversy provisions of Section 7.2(a) or (b), as applicable.

Section 7.3                      Indemnification for Taxes.  The Indemnifying Holders hereby agree, or have otherwise agreed in writing, to severally (and not jointly) indemnify, defend and hold harmless the Parent Indemnitees on an after tax basis from and against:  (A) all Taxes, losses, claims and expenses resulting from, arising out of, or incurred with respect to, any claims that may be asserted by any party based on, attributable to, or resulting from the failure of any representation or warranty made pursuant to Section 3.12 (without giving effect to any “material,” “materially,” “materiality,” “Material Adverse Effect,” “material adverse effect,” “material adverse change,” Knowledge or similar qualifier contained in any such representation or warranty) to be true and correct in all respects as of the date of this Agreement and as of the Closing Date; (B) all Taxes imposed on, asserted against or attributable to the properties, income or operations of the Company and its Subsidiaries or any Taxes for which the Company and its Subsidiaries are otherwise liable, for all Pre-Closing Periods; (C) all Taxes imposed on the Company and the its Subsidiaries as a result of the provisions of Treasury Regulations Section 1.1502-6 or the analogous provisions of any state, local or foreign law; (D) all Taxes imposed on the Company and its Subsidiaries, or for which the Company and its Subsidiaries may be liable, as a result of any transaction contemplated by this Agreement; and (E) all Taxes imposed on any payments made pursuant to this Agreement or made pursuant to the Escrow Agreement; provided that, solely for this clause E, each Indemnifying Holder is responsible solely for the amount of Taxes imposed on payments with respect to such Holder; provided that the Indemnifying Holders shall have no obligation to indemnify for any Taxes of the Company or its Subsidiaries attributable to any (i) Section 338(g) election (or similar election) made by Parent with respect to the Merger, (ii) transfer of assets or other action not contemplated by this Agreement taken or caused to be taken by Parent outside of the ordinary course of business on the Closing Date but after the Effective Time or (iii) withholding Taxes due with respect to amounts payable pursuant to Section 2.5(b) with respect to Company Options held by current employees, directors or consultants of the Company. For the avoidance of doubt, each Indemnifying Holder's obligation to indemnify for Taxes under this Section 7.3 shall be subject to the same maximum liability as applies to Specified Claims pursuant to Section 9.4 of this Agreement.

Section 7.4                      Post-Closing Access and Cooperation.  (a)  After the Closing Date, Parent, the Company and its Subsidiaries, on the one hand, and the Indemnifying Holders and the Stockholder Representative, on the other hand, agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance (including access to books, records, work papers and Returns for Pre-Closing Periods) relating to the Company and its Subsidiaries as is within its or their possession and is reasonably necessary for the preparation of any Return, claim for refund or audit, and the prosecution or defense of any claim, suit or proceeding relating to any proposed Tax adjustment.  Upon reasonable notice, each of Company Stockholders and Parent shall make its, or shall cause the Company or its Subsidiaries, as applicable, to make their, employees and facilities available on a mutually convenient basis to provide reasonable explanation of any documents or information provided hereunder.

(b)           Any request for information or documents pursuant to this Section 7.4 shall be made by the requesting party in writing.  The other party hereto shall promptly (and in no event later than thirty (30) days after receipt of the request) provide the requested information.  The requesting party shall indemnify the other party for any out-of-pocket expenses incurred by such party in connection with providing any information or documentation pursuant to this Section 7.4.  Any information obtained under this Section 7.4 shall be kept confidential, except as otherwise reasonably may be necessary in connection with the filing of Returns or claims for refund or in conducting any Tax audit, dispute or contest.

ARTICLE VIII

Termination

Section 8.1                      Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:

(a)           by mutual written consent of the Company and Parent;

(b)           by either the Company or Parent, if:

(i)           any Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order restraining, enjoining or otherwise prohibiting the Merger;

(ii)           the Common Stockholder Consents and the Preferred Stockholder Consents have not been delivered to Parent within twenty-four (24) hours of execution of this Agreement; or

(iii)           the Merger shall not have occurred on or prior to April 1, 2012 (the “End Date”); provided, that neither party may terminate this Agreement pursuant to this Section 8.1(b)(ii) if such party is in material breach of this Agreement.

(c)           by Parent, if the Company shall breach any representation, warranty, obligation or agreement hereunder, such that the conditions set forth in Section 6.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within twenty (20) days of receipt by the Company of written notice of such breach; provided that Parent has not breached any of its representations, warranties, obligations or agreements hereunder, such that the conditions set forth in Section 6.3 would not be satisfied as of the time of the Company’s breach or as of the time such representations or warranty of the Company shall have become untrue;

(d)           by the Company, if Parent or Merger Sub shall breach any representation, warranty, obligation or agreement hereunder, such that the conditions set forth in Section 6.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within twenty (20) days following receipt by Parent of written notice of such breach; provided that the Company has not breached any of its representations, warranties, obligations or agreements hereunder, such that the conditions set forth in Section 6.2 would not be satisfied as of the time of Parent’s breach or as of the time such representations or warranty of Parent shall have become untrue;

(e)           by Parent if there has been a Material Adverse Effect.

(f)           by Parent if irrevocable actions by written consents of the Company Stockholders sufficient to adopt this Agreement and approve the Merger and the other transactions contemplated hereby in accordance with the provisions of the DGCL and the certificate of incorporation of the Company are not delivered within one hour of execution of this Agreement by the Parties.

Section 8.2                      Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.1 by Parent, on the one hand, or the Company, on the other hand, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect and there shall be no liability hereunder on the part of the Company, Parent or Merger Sub, except that Section 5.2 (Confidentiality); this Section 8.2, and Article X shall survive any termination of this Agreement.  Nothing in this Section 8.2 shall relieve any party of liability for any knowing, willful and material breach of this Agreement.

ARTICLE IX

Escrow; Survival; Indemnification

Section 9.1                      Escrow Fund and Release Dates.  The Indemnity Escrow Amount, the Tax Escrow Amount and the Stockholder Representative Expense Amount shall be deposited with the Escrow Agent, as provided in Section 2.4, and shall be available, respectively, to (a) compensate Parent Indemnitees pursuant to the indemnification obligations of the Indemnifying Holders for Losses under this Article IX and (b) reimburse the Stockholder Representative for expenses incurred in the discharge of its duties under this Agreement, pursuant to the terms set forth herein and in the Escrow Agreement.  On the first Business Day following the date that is twelve (12) months after the Closing Date (the “First Release Date”), the Escrow Agent shall release an amount equal to (x) 50% of the Indemnity Escrow Amount from the Escrow Fund, minus (y) the sum of (A) any amounts previously released to Parent Indemnitees for Losses under this Article IX and (B) any amounts necessary to satisfy any unsatisfied or unresolved claims for Losses as specified in any Claim Certificate delivered to the Escrow Agent prior to the First Release Date (which amounts shall remain in the Escrow Fund until such claims have been resolved).  On the first Business Day following the date that is eighteen (18) months after the Closing Date (the “Second Release Date”), the Escrow Agent shall release any remaining Indemnity Escrow Amount; provided, however, that the Escrow Agent shall continue to hold in the Escrow Fund an amount necessary to satisfy any unsatisfied or unresolved claims for Losses as specified in any Claim Certificate delivered to the Escrow Agent prior to the Second Release Date (which amounts shall remain in the Escrow Fund until such claims have been resolved).  On the first Business Day following each Tax Escrow Payment Date, the Escrow Agent shall release the applicable Tax Escrow Payment Amount.

Section 9.2                      Survival of Representations and Warranties.  (a)  Except as set forth in paragraph (b) or (c) below, the representations and warranties of the Company contained in this Agreement or in any instrument, certificate or writing delivered pursuant to this Agreement or any other agreement contemplated hereby shall survive the Closing until the date that is eighteen (18) months from the Closing Date.  The covenants shall survive in accordance with their terms.

(b)           The representations and warranties contained in Section 3.4 (Capitalization) shall survive indefinitely.

(c)           The representations and warranties contained in Section 3.12 (Tax Matters) shall survive until ninety (90) days after the expiration of the applicable statute of limitations period (after giving effect to any waivers and extensions thereof).

(d)           In no case shall the termination of the representations and warranties affect any claim for indemnification if written notice of such claim is delivered to the Stockholder Representative prior to such termination in accordance with this Agreement.

(e)           The representations, warranties and covenants contained in this Agreement or in any certificate or other writing delivered in connection with this Agreement shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any party, or the knowledge of any party’s representatives or the acceptance by any party of any certificate or other writing delivered hereunder.

Section 9.3                      Indemnification of Parent Indemnitees.  The Company Stockholders, holders of Vested Company Options and holders of Company Restricted Stock (the “Indemnifying Holders”) will severally (and not jointly) indemnify, defend and hold harmless Parent, the Company and their Affiliates (including the Surviving Corporation and its Subsidiaries) and their respective stockholders, directors, managers, officers, employees agents, successors and assigns (the “Parent Indemnitees”) from and against any damages, losses, Liabilities, actions, costs, Taxes, deficiencies, assessments, judgments, awards, obligations, actions, claims of any kind, interest, penalties, fines or expenses (including, without limitation, reasonable attorneys’, consultants and experts’ fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing), whether arising out of any claims by or on behalf of any party to this Agreement or any third-party claims and whether or not the underlying claim, action or cause of action is actually asserted or is merely alleged or threatened (collectively, “Losses”), suffered, incurred or paid, directly or indirectly, as a result of, relating to, in connection with or arising out of (a) the failure of any representation or warranty (other than those representations made in Section 3.4 (Capitalization) and Section 3.12 (Tax Matters)) made by the Company in this Agreement or in any Ancillary Agreement to which the Company is a Party or in any instrument, certificate or writing delivered pursuant to this Agreement or any Ancillary Agreement to which the Company is a Party to be true and correct in all respects as of the date of this Agreement and as of the Closing Date; (b) the failure of the representations and warranties made by the Company in Section 3.4 (Capitalization) and Section 3.12 (Tax Matters) of this Agreement to be true and correct in all respects as of the date of this Agreement and as of the Closing Date; (c) any breach by the Company of its covenants or agreements contained herein or in any Ancillary Agreement; (d) fraud or misrepresentation with the intent to deceive; (e) the failure of any item set forth in the Allocation Certificate to be true and correct in all respects as of the Closing; (f) notwithstanding any disclosure in the Company Disclosure Schedule, any indemnification pursuant to Section 7.3; (g) any amounts paid to holders of Dissenting Shares in excess of the amounts that would have been payable to such holders had they not exercised their rights for appraisal for such shares of Company Capital Stock in accordance with Section 262 of the DGCL, (h) any claim for indemnification by any of the indemnified parties pursuant to Section 5.12; (i) defending any Third Party Claim alleging the occurrence of facts or circumstances that, if true, would entitle a Parent Indemnitee to indemnification hereunder; and (j) the Company Sales Tax Liability.  In determining whether a representation and warranty is true and correct or the amount of any Loss attributable to a breach of any representation, warranty or covenant of the Company, any qualifications in the representations, warranties and covenants with respect to a “Material Adverse Effect,” “materiality,” “material,” “in all material respects,” “Knowledge” or similar terms shall be disregarded.

Section 9.4                      Limitations on Indemnification.  (a)  From and after the Closing, the right to obtain indemnification from the Indemnity Escrow Amount of the Escrow Fund pursuant to the indemnification provisions of Section 9.3 shall be the Parent Indemnitees’ sole and exclusive remedy for monetary damages, except with respect to indemnification for the matters set forth in Sections 9.3(b)-(f), Section 9.3(i) (to the extent that the Third Party Claim relates to an alleged breach of Section 3.4 (Capitalization) or Section 3.12 (Tax Matters)), and Section 9.3(j) (collectively, the “Specified Claims”).  With respect to indemnification for the Company Sales Tax Liability, the Parent Indemnitees shall first seek reimbursement from the Tax Escrow Amount within the Escrow Fund prior to seeking reimbursement from the Indemnity Escrow Amount within the Escrow Fund.  Furthermore, in the case of a Specified Claim, each Indemnifying Holder shall be severally (and not jointly) liable for such Indemnifying Holder’s proportionate share of the amount of any Losses resulting therefrom; provided, however, that, the maximum liability of any Indemnifying Holder under Section 9.3 with respect to Specified Claims (other than as set forth in Section 9.4(b) with respect to fraud or intentional misrepresentation) shall not exceed an aggregate amount equal to that portion of the Aggregate Merger Consideration such Indemnifying Holder actually received under this Agreement, together with such Indemnifying Holder’s Per Share Escrow Contribution.  Without limiting the generality of the foregoing, nothing contained in this Agreement shall limit the rights of the Parent Indemnitees to seek or obtain injunctive relief or any other equitable remedy to which such Parent Indemnitee is otherwise entitled.  Without limiting the effect of any other limitation set forth in this Article IX, no claim may be made by any Parent Indemnitee for indemnification under Section 9.3(a) unless and until the aggregate amount of Losses for which the Parent Indemnities seek to be indemnified pursuant to Section 9.3(a) exceeds Eight Hundred Sixty Thousand Dollars ($860,000) (the “Basket Amount”) in the aggregate, after which the Parent Indemnitees shall be entitled to indemnification for all such Losses and not just Losses that exceed the Basket Amount.

(b)           Notwithstanding anything to the contrary in this Section 9.4, the limitations set forth above shall not apply with respect to any claim against an Indemnifying Holder for Losses for or arising out of or relating to such Indemnifying Holder’s commission of fraud or misrepresentation with the intent to deceive.

(c)           The amount of any Losses that are subject to indemnification under this Article IX shall be calculated net of amounts actually recovered by the Parent Indemnitees under  insurance policies or other third party collateral sources with respect to such Loss (after taking into account any increases in premiums under such policies as a result of making any claims for such Losses); provided, however, that the Parent Indemnitees shall be under no obligation to pursue any such recovery hereunder, nor shall any failure to recover in part or in full limit or affect any Parent Indemnitee’s rights to indemnification pursuant to this Article IX.

(d)           The Parent Indemnitees shall use their reasonable efforts to mitigate any Losses resulting from any  event or occurrence that would constitute an indemnification claim under this Article IX, provided, however, that the parties agree that for the purposes of this section (d), such ‘reasonable efforts’ shall, without limitation, not include (i) taking legal action against a customer; (ii) require any expenditure of out-of-pocket costs in excess of 25% of the maximum potential Losses; or (iii) taking any mitigation action that would be reasonably likely to give rise to any nonindemnified damages (unless (A) the Stockholder Representative expressly acknowledges the obligation of the Indemnifying Holders to provide indemnification for the principal damages as well as for any damages that may arise from the proposed mitigation and (B) the Parent Indemnitee reasonably believe that such indemnification with respect to such additional damages will be available and sufficient to hold it harmless.

Section 9.5                      Indemnification Procedure.  (a)  Promptly after the incurrence of any Losses by any Parent Indemnitee which might give rise to indemnification, the Parent Indemnitee shall deliver to the Stockholder Representative and to the Escrow Agent a certificate (a “Claim Certificate”) which shall specify in reasonable detail the nature of the claim for which indemnification is being sought and the amount of the Losses incurred and/or a good faith estimate of the potential Losses with respect to such claim.

(b)           Upon receipt by the Escrow Agent of a Claim Certificate on or before the date that is eighteen (18) months after the Closing Date, the Escrow Agent shall set aside a portion of the Indemnity Escrow Amount within the Escrow Fund equal to the incurred and/or a good faith estimate of the potential Losses with respect to such claim set forth in such Claim Certificate.  Upon receipt by the Escrow Agent of a Claim Certificate on or before the date that is the Final Tax Escrow Payment Date, the Escrow Agent shall set aside a portion of the Tax Escrow Amount within the Escrow Fund equal to the incurred and/or a good faith estimate of the potential Losses with respect to such claim set forth in such Claim Certificate.

(c)           In the event that the Stockholder Representative shall object to the indemnification of a Parent Indemnitee in respect of any claim or claims specified in any Claim Certificate, the Stockholder Representative shall, within twenty (20) days after receipt of such Claim Certificate, deliver to the Parent Indemnitee a notice to such effect, specifying in reasonable detail the basis for such objection, and the Parent Indemnitee and the Stockholder Representative shall, within the twenty (20) day period beginning on the date of receipt by the Parent Indemnitee of such objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims to which the Stockholder Representative shall have so objected.  If the Parent Indemnitees and the Stockholder Representative shall succeed in reaching agreement on their respective rights with respect to any of such claims, the Parent Indemnitees and the Stockholder Representative shall promptly prepare and sign a memorandum setting forth such agreement.  Should the Parent Indemnitees and the Stockholder Representative be unable to agree as to any particular item or items or amount or amounts within such time period, then the Parent Indemnitees shall be permitted to submit such dispute to the courts set forth in Section 10.14.

(d)           Claims for Losses, incurred and/or a good faith estimate of potential Losses, specified in any Claim Certificate to which an Stockholder Representative shall not object in writing within twenty (20) days of receipt of such Claim Certificate, claims for Losses, incurred and/or a good faith estimate of potential Losses, covered by a memorandum of agreement of the nature described in Section 9.5(c), and claims for Losses, incurred and/or a good faith estimate of potential Losses, the validity and amount of which have been the subject of judicial determination as described herein or shall have been settled with the consent of the Stockholder Representative, are hereinafter referred to, collectively, as “Agreed Claims”.  Within two (2) Business Days of the determination of the amount of any Agreed Claim, the Escrow Agent shall deliver the portion of the Indemnity Escrow Amount or Tax Escrow Amount within the Escrow Fund, as applicable, equal to the Agreed Claim by wire transfer in immediately available funds to the bank account or accounts designated by the Parent Indemnitees in a notice to the Stockholder Representative not less than two (2) Business Days prior to such payment.

Section 9.6                      Stockholder Representative.  (a)  The Company Stockholders, by adopting this Agreement and the transactions contemplated hereby, irrevocably appoint and constitute Gregory P. Sands as the Stockholder Representative for and on behalf of the Company Stockholders to execute and deliver this Agreement and the Escrow Agreement and for all other purposes hereunder and thereunder, to give and receive notices and communications, to authorize delivery of the applicable portion of the Escrow Fund in satisfaction of claims by Parent Indemnitees, to object to such deliveries and claims for indemnification by Parent Indemnitees, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to agree to, negotiate, enter into and provide amendments and supplements to and waivers in respect of this Agreement and the Escrow Agreement, retain legal counsel, accountants, consultants and other experts, and incur any other reasonable expenses, in connection with all matters and things set forth or necessary with respect to this Agreement and the Ancillary Agreements to which the Company or the Stockholder Representative is a party and the transactions contemplated hereby and thereby and to take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of any or all of the foregoing.  Gregory P. Sands hereby accepts his appointment as the Stockholder Representative. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than ten (10) days’ prior written notice to all of the Company Stockholders and to Parent.  No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall receive no compensation for his services.  Notices or communications to or from the Stockholder Representative to Parent shall constitute notice to or from each of the Company Stockholders.  Each Company Stockholder agrees to receive correspondence from the Stockholder Representative, including in electronic form.

(b)           The Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative while acting in good faith without gross negligence and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.  The Company Stockholders shall severally indemnify the Stockholder Representative and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.  Except as otherwise specified in this Agreement, all costs and expenses incurred by the Stockholder Representative in connection with this Agreement, the Escrow Agreement and the transactions contemplated hereby, including reasonable attorneys' fees, shall be paid from the Stockholder Representative Expense Amount in accordance with the terms of the Escrow Agreement.  Should the Stockholder Representative Expense Amount be exhausted, all costs and expenses incurred by the Stockholder Representative in connection with this Agreement, the Escrow Agreement and the transactions contemplated hereby, including reasonable attorneys' fees, shall be reimbursed directly from the Company Stockholders on a pro rata basis (based on their aggregate Per Share Escrow Contribution), including out of distributions to them of the Escrow Fund at the First Release Date or the Second Release Date, as applicable, or set off against any distribution of the Earnout Amount, without the requirement of any consent or approval by Parent or any other Person; provided that neither Parent nor the Surviving Corporation shall have any liability with respect to such items.

(c)           The Stockholder Representative shall have reasonable access to information about the Company (as the Surviving Corporation) and Parent and the reasonable assistance of the Company’s (as the Surviving Corporation) and Parent’s officers and employees for purposes of performing his duties and exercising his rights under this Agreement, provided, that the Stockholder Representative shall treat confidentially and not disclose any nonpublic information from or about the Company (as the Surviving Corporation) or Parent to anyone (except on a need to know basis to individuals (identified to the Company and Parent in advance) who agree in writing to treat such information confidentially).

Section 9.7                      Actions of the Stockholder Representative.  From and after the date hereof, a decision, act, consent or instruction of the Stockholder Representative shall constitute a decision of all of the Company Stockholders and shall be final, binding and conclusive upon each and every Company Stockholder, and the Escrow Agent, Parent, Merger Sub, the Company and the Surviving Corporation may rely upon any decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of each and every Company Stockholder.  The Escrow Agent and Parent are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

Section 9.8                      Third-Party Claims.  If a claim by a third party, other than a Tax Matter (a “Third Party Claim”) is made against any Parent Indemnitees, and if such Parent Indemnitee intends to seek indemnity with respect thereto under this Article IX, such Parent Indemnitees shall promptly notify the Stockholder Representative of such Third Party Claim; provided, that the failure to so notify shall not relieve the Company Stockholders of their obligations hereunder, except to the extent that the Company Stockholders are actually and materially prejudiced thereby.  The notice of Third Party Claim shall include, based on the information then available to Parent, a summary in reasonable detail of the basis for the Third Party Claim, including the nature and basis of such Third Party Claim and the amount of, and remedy sought by, such Third Party Claim, to the extent known.  The Stockholder Representative, on behalf of the Company Stockholders, shall, at its sole expense and without recourse to the Escrow Fund, be entitled to participate in any defense of such Third Party Claim; provided, however, that Parent shall have full control over the litigation, including settlement and compromise thereof.  Without limiting the foregoing, the Stockholder Representative  shall have the right to receive copies of all pleadings, notices and communications with respect to such Third Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Parent Indemnitee.  Parent shall have the right in its sole and absolute discretion whether to settle any Third Party Claim, and the amount of any settlement payment or extent of any other Liabilities incurred by way of such settlement; provided, however, that except with the consent of the Stockholder Representative, no settlement of any such Third Party Claim shall be determinative of the amount of Losses relating to such matter.  The Escrow Agent shall not disburse any portion of the Escrow Fund to any third party except in accordance with written instructions received from Parent and the Stockholder Representative.  In settling any Third Party Claim, Parent shall not be deemed to be an agent of, and shall have no duty, including, without limitation, any fiduciary duty, duty of loyalty, duty of good faith or duty of disclosure, to the former holders of Company Capital Stock or Company Options.  If a Parent Indemnitee does not elect to proceed with the defense of the Third Party Claim, the Stockholder Representative may proceed with the defense of such Third Party Claim with counsel reasonably satisfactory to Parent; provided, however, that the Stockholder Representative may not settle, adjust or compromise any such Third Party Claim without the prior written consent of Parent (which consent may not be unreasonably withheld or delayed).

Section 9.9                      No Right of Contribution.  Neither the Stockholder Representative nor any Company Stockholder shall make any claim for contribution from the Company or the Surviving Corporation with respect to any indemnity claims arising under or in connection with this Agreement to the extent that the Company, Surviving Corporation or any Parent Indemnitee is entitled to indemnification hereunder for such claim, and the Stockholder Representative, on its own behalf and on behalf of all Company Stockholders, hereby waives any such right of contribution from the Company or the Surviving Corporation it has or may have in the future.

Section 9.10                      Effect of Investigation; Reliance.  The right to indemnification, payment of Losses or any other remedy will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or any other matter.  The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement.  No Parent Indemnitee shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Parent Indemnitee to be entitled to indemnification hereunder.

Section 9.11                      Treatment of Payments.  Parent and the Company each acknowledge that such Losses, if any, would relate to unresolved contingencies existing at the Effective Time, which if resolved at the Effective Time would have led to a reduction in the aggregate merger consideration that Parent would have paid in connection with the Merger.  Any payment under Article VII or Article IX of this Agreement shall be treated by the parties for income Tax purposes as an adjustment to the Aggregate Merger Consideration.

ARTICLE X

Miscellaneous

Section 10.1                      Definitions.  When used in this Agreement, the following terms shall have the respective meanings specified therefor below.

“2011 Bookings” shall mean the Company’s orders booked for the 2011 calendar year, recorded in a manner consistent with the Company’s existing policies and past practices.  The following shall not be included in 2011 Bookings:  (i) any booking in which a formal agreement, signed by the customer and accepted by the Company, does not exist, (ii) any booking in which the products or services are not adequately described and their prices clearly identified, (iii) any booking in which dates of delivery are not agreed, (iv) any booking in which collectability is not reasonably assured, (v) any booking in which the transaction is not reportable as revenue, (vi) any booking in which the value of the order can not be reliably measured or any order that has contingencies (e.g., cannot be based on some future undetermined number of users, contain a termination for convenience provision, or depend on issuance of a purchase order by the customer), (vii) any amounts other than the first year booking for any multi-year bookings in excess of the average booking level for multi-year bookings in 2009 and 2010, (viii) any multi-year booking not part of the September 22, 2011 booking forecast previously provided to Parent, (ix) any multi-year booking after the first three years, and (x) any booking in which the product is returned or the contract is rescinded.  Furthermore, if an order was booked on a time and materials basis and it is subsequently determined that the entire amount of the order will not be exhausted by June 30, 2012, the unused portion of the order amount will be ‘de-booked’ and will not be deemed part of the 2011 Bookings.

“Affiliate” of any Person shall mean any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreed RSU Awards” shall mean the New Hire RSU Awards and the Retention RSU Awards.

“Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, the attorneys general of the several states of the U.S. and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Antitrust Laws” shall mean the Sherman Act, 15 U.S.C. §§ 1-7, as amended; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, as amended; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. § 41-58, as amended; and all other Laws and Orders that prohibit, restrict or regulate monopolization, restraints of trade, or the lessening of competition through merger or acquisition.

“Average Closing Price” shall mean the average closing price of a share of Nice Ltd. Ordinary Shares as reported on Nasdaq for the ten (10) Nasdaq trading days immediately prior to the Closing Date.

“Business Day” shall mean any day except a Friday, Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in Israel, California or New York.

“Cash and Cash Equivalents” shall mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, cash security deposits and other cash collateral posted with vendors, landlords, and other parties, and any evidence of indebtedness issued or guaranteed by the U.S. government.

“Change in Control Payments” shall mean all amounts (including any bonus or severance payments) that shall become payable (whether currently or in the future) by the Company or any of its Subsidiaries to any employees, consultants or contractors of the Company or any of its Subsidiaries or any other third party under an Employee Benefit Plan as a result of any "change in control" or similar provision in any agreement binding on the Company or any of its Subsidiaries and triggered by the Merger (either alone or together with any other event, including termination of such employee's employment), other than any (i) amounts that are payable as a result of the termination of an employee that are not also conditioned upon the occurrence of the Merger (i.e. basic severance payments), (ii) amounts that are payable as a result of the termination of the Company 401(k) Plan, (iii) any payments that are due as a result of the accelerated vesting of any Company Restricted Stock or Company Options, (iv) any cash payments due, or Nice Ltd. Ordinary Shares or Nice Ltd. Restricted Stock issued, under Section 2.5 in respect of Company Restricted Stock and Company Options, and (v) any payments, equity awards or Nice Ltd. Restricted Stock Units granted or issued in respect of Agreed RSU Awards.

“Closing Cash” shall mean the Cash and Cash Equivalents of the Company and its Subsidiaries, on a consolidated basis, at Closing.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder.

“Company Capital Stock” shall mean the Company Common Stock, the Company Restricted Stock, and the Company Preferred Stock.

“Company Common Stock” shall mean the common stock of the Company, par value $0.00005 per share, other than Company Restricted Stock.

“Company Intellectual Property” shall mean all Intellectual Property owned, licensed or used by the Company or its Subsidiaries.

“Company Preferred Stock” shall mean the preferred stock, par value $0.00005 per share, of the Company, including the shares designated as Series A Preferred Stock.

“Company Restricted Stock” shall mean Company Common Stock subject to forfeiture or repurchase by the Company granted pursuant to the Company Option Plan, for which such restrictions have not lapsed or been released (whether or not certificates evidencing such Company Common Stock  bear restrictive legends).

“Company Option Plan” shall mean the Company’s 2001 Stock Plan.

“Company Options” shall mean any and all option or right to acquire any equity or other ownership interest in the Company or any of its Subsidiaries granted pursuant to the Company Option Plan.

“Company Sales Tax Liability” shall mean, without limiting any provision in Article 7, all sales and use Taxes imposed on, asserted against or attributable to the operations of the Company and its Subsidiaries for all Pre-Closing Periods.

“Company Technology” shall mean all Technology owned, developed or acquired by assignment by the Company and or/its Subsidiaries.

“Company Transaction Expenses” shall mean all expenses of the Company and its Subsidiaries incurred or to be incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby and the Closing, including out-of pocket costs, fees and disbursements of financial advisors, attorneys, accountants and other advisors and service providers, severance payments to directors, officers and employees, bonuses, retention payments and any other change-of-control or similar payments payable as a result of or in connection with the transactions contemplated by this Agreement, payable by the Company or its Subsidiaries (prior to and through and including the Closing Date).

“Contract” shall mean any note, bond, mortgage, indenture, guarantee, license, franchise, permit, agreement, understanding, arrangement, contract, commitment, letter of intent, or other instrument or obligation (whether oral or written), and any amendments thereto.

“CFIUS” shall mean the Committee on Foreign Investment in the United States.

“Earnout Amount” shall mean an amount in cash equal to:

(i)            if 2011 Bookings are less than or equal to Sixty Million Dollars ($60,000,000), zero;

(ii)           if 2011 Bookings are greater than Sixty Million Dollars ($60,000,000) but less than or equal to Sixty-Seven Million, Five Hundred Thousand Dollars ($67,500,000), the product of (A) the quotient of Twenty Million Dollars ($20,000,000) divided by Seven Million, Five Hundred Thousand Dollars ($7,500,000), multiplied by (B) the difference between (x) 2011 Bookings and (y) Sixty Million Dollars ($60,000,000), but not to exceed Twenty Million Dollars ($20,000,000); or

(iii)          if 2011 Bookings are greater than Sixty-Seven Million, Five Hundred Thousand Dollars ($67,500,000), Twenty Million Dollars ($20,000,000).

“Earnout Triggering Event” shall mean:

(i)           the sale or other disposition of the Company’s business (as conducted by the Company as of the date of this Agreement) by Parent or its Affiliates;

(ii)           the commencement of any proceeding in bankruptcy or for dissolution, liquidation, winding-up, or other relief under state or federal bankruptcy laws with respect to Parent or the Surviving Corporation; or

(iii)          any transaction or series of transactions that directly or indirectly results in: (A) any Person, other than Parent or its Affiliates, becoming the owner of more than 50% of the capital stock or voting power of the Surviving Corporation; (B) the merger or consolidation of the Surviving Corporation with or into any Person, other than a merger or consolidation that results in the Surviving Corporation or Parent or its Affiliates owning more than 50% of the equity interests and voting power of such Person; or (C) the adoption of a plan relating to the liquidation or dissolution of Nice Ltd.

“Environmental Claim” shall mean any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice (written or oral) by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, release or threatened release into the environment, of, or exposure to, any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” shall mean all U.S. federal, state, local and non-U.S. laws, regulations, ordinances, requirements of governmental authorities, and common law relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including, without limitation, laws and regulations relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, Hazardous Materials, (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Hazardous Materials, and (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources.

“Escrow Agent” shall mean Citibank, N.A., or its successor in interest or other institution selected by Parent with the reasonable consent of the Stockholder Representative.

“Escrow Agreement” shall mean the Escrow Agreement to be entered into on the Closing Date among Parent, the Stockholder Representative and the Escrow Agent in substantially the form attached hereto as Exhibit F.

“Exchange Ratio” shall mean the quotient obtained by dividing (i) the Per Share Initial Consideration by (ii) the Average Closing Price.

“Final Tax Escrow Payment Date” shall mean the date on which the Escrow Agent makes a final payment in respect of the Tax Escrow Payment Amount or the Company Sales Tax Liability and, as a result of such payment, the Tax Escrow Amount is reduced to zero.

“Foreign Corrupt Practices Act” shall mean the Foreign Corrupt Practices Act of the United States, 15 U.S.C. Sections 78a, 78m, 78dd-1, 78dd-2, 78dd-3, and 78ff, as amended, if applicable, or any similar Law of any jurisdiction where one or more properties owned or leased by the Company or any of its Subsidiaries are located or where the Company or any of its Subsidiaries transacts business or any other jurisdiction, if applicable.

“Fully Diluted Share Number” shall mean the sum of (i) the number of shares of Company Common Stock issued and outstanding, plus (ii) the number of shares of Company Restricted Stock issued and outstanding, plus (iii) the number of shares of Company Preferred Stock issued and outstanding, plus (iv) the number of shares of Company Common Stock underlying all outstanding Company Options, whether vested or unvested, plus (v) the number of shares of Company Common Stock underlying the New Hire RSU Awards, in each case as of immediately prior to the Effective Time.

“Fully Diluted Earnout Share Number” shall mean the Fully Diluted Share Number, less (i) the number of shares of Company Common Stock underlying all Assumed Company Options that terminate, expire, or are repurchased, exchanged (other than pursuant to exercise) or forfeited after the Effective Time and prior to, and including, the Earnout Determination Date, less (ii) the number of shares of Company Common Stock underlying the New Hire RSU Awards, less (iii) the number of shares of Company Restricted Stock that terminate, expire, or are repurchased, exchanged (other than for Nice Ltd. Ordinary Shares) or forfeited after the Effective Time and prior to, and including, the Earnout Determination Date.

“GAAP” shall mean generally accepted accounting principles of the U.S. consistently applied, as in effect from time to time.

“Governmental Entity” shall mean any U.S. or non-U.S. federal, state, provincial or local court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority or any securities exchange or an Affiliate of any of the above.

“Hazardous Materials” shall mean any (a) chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum and petroleum products, nuclear or radioactive materials, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances that may have an adverse effect on human health or the environment, (b) chemicals, materials, substances or wastes which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import under any Environmental Law, or (c) other chemical, material, substance or waste which is regulated by any Governmental Entity or which could constitute a nuisance.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a et seq., as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person shall mean and include (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) amounts owing as deferred purchase price for property or services, including all Company notes and “earn-out” payments (excluding the Earnout Amount payable in accordance with Section 2.3 hereof), whether or not matured, (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument, debt security or other similar instrument, (d) commitments or obligations by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (e) indebtedness secured by a Lien on assets or properties of such Person, (f) obligations or commitments to repay deposits or other amounts advanced by and owing to third parties, (g) any liability of such Person in respect of banker’s acceptances or letters of credit, (h) obligations under any interest rate, currency or other hedging agreement, (i) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (j) other than as provided under Section 2.5 of this Agreement, all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (k) direct or indirect guarantees or other contingent Liabilities (including so called “make-whole”, “take-or-pay” or “keep-well” agreements) with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (a) through (j) above, or (l) with respect to any indebtedness, obligation, claim or liability of a type described in clauses (a) through (j) above, all accrued and unpaid interest, premiums, penalties, breakage costs, unwind costs, fees, termination costs, redemption costs, expenses and other charges with respect to any thereof.  Indebtedness shall not, however, include (x) accounts payable to trade creditors, (y) accrued expenses arising in the ordinary course of business or (z) endorsements of negotiable instruments for collection in the ordinary course of business.

“Indemnity Escrow Amount” shall mean an amount in cash equal to Sixteen Million, Five Hundred Thousand Dollars ($16,500,000).

“Intellectual Property” shall mean all intellectual property and industrial property recognized by applicable Law, including all of the following, whether domestic or foreign:  (a) patents and patent applications, including any reissues, provisionals, continuations and continuations-in-part, divisions, and extensions or reexaminations thereof; (b) trademarks, service marks, trade dress, trade names, design rights, logos, slogans, and business names and other indicia of origin, together with all associated goodwill, and registrations and applications for registration of any of the foregoing; (c) all works of authorship (whether or not copyrightable or published), copyrights and mask works, and all registrations and applications for registration of any of the foregoing (d) Internet domain names, applications and reservations therefor, uniform resource locators and the corresponding Internet websites (including any content and other materials accessible and/or displayed thereon) (collectively, the “Sites”); (e) computer software, computer code, data, databases, database rights and documentation thereof; (f) Trade Secrets; (g) industrial designs and any registrations and applications of the foregoing; (h) rights of publicity and privacy; and (i) all other intellectual property, industrial property or proprietary rights recognized by applicable Law.

“IRS” shall mean the U.S. Internal Revenue Service.

“Law” shall mean any statute, law, ordinance, policy rule or regulation of any Governmental Entity and all judicial interpretations thereof.

“Liabilities” shall mean any and all Indebtedness, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any liens, security interests, options, rights of first refusal, claims, easements, mortgages, charges, indentures, deeds of trust, rights of way, restrictions on the use of real property, encroachments, licenses to third Persons, leases to third parties, security agreements, or any other encumbrances and other restrictions or limitations on ownership or use of real or personal property or irregularities in title thereto.

“Material Adverse Effect” shall mean any event, circumstance, development, condition, state of facts, occurrence, change or effect (each, an “Effect”) that, individually or together with any other Effect, (x) is or could reasonably be expected to be, either individually or in the aggregate, materially adverse to the financial condition, assets, business, operations, cash flows or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) is or could reasonably be expected to, either individually or in the aggregate, prevent or materially alter or delay the Company’s consummation of the Merger; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect, either alone or in combination, relating to (a) any Effect resulting from or arising out of the taking of any action required to be taken or prohibited from being taken pursuant to the terms and conditions of this Agreement; (b) any Effect affecting the industry in which the Company and its Subsidiaries operate generally or the economy of the U.S. or any non-U.S. market where the Company and its Subsidiaries have material operations or sales generally (provided in each case that such changes do not have a unique or materially disproportionate impact on the Company or any of its Subsidiaries); (c) natural disasters, hostilities, acts of war, terrorism or any material escalation of any such natural disasters, hostilities, acts of war or terrorism existing as of the date hereof (provided in each case that such changes do not have a unique or materially disproportionate impact on the Company or any of its Subsidiaries); (d) any Effect resulting from or arising out of changes in GAAP or Laws (provided in each such case that such changes do not have a unique or materially disproportionate impact on the Company or any of its Subsidiaries); or (e) any Effect (including any loss of employees, any cancellation of or delay in customer orders, any litigation or any disruption in supplier, distributor, partner or similar relationships) resulting from or arising out of the execution, delivery, announcement or performance of this Agreement or the announcement, pendency or anticipated consummation of the Merger.

“Nasdaq” shall mean NASDAQ Global Select Market.

“New Hire RSU Awards” shall mean the Company restricted stock unit awards set forth on Schedule 10.1(a)(i)(A).

“Nice Ltd.” shall mean NICE-Systems Ltd., a company organized under the laws of the State of Israel.

“Nice Ltd. Ordinary Shares” shall mean American Depository Shares that represent ordinary shares, NIS 1.00 par value per share, of Nice Ltd.

“Nice Ltd. Restricted Stock Unit” shall mean a right to receive one Nice Ltd. Ordinary Share, under the terms and conditions set forth in this Agreement, for consideration of no more than the underlying share of Nice Ltd. Ordinary Share’s nominal value.

“Order” shall mean any judgment, order, injunction, decree, writ, permit or license of any Governmental Entity or any arbitrator.

“Per Share Earnout Amount” shall mean an amount equal to the quotient of (i) the Earnout Amount divided by the Fully Diluted Earnout Share Number.

“Per Share Escrow Contribution” shall mean an amount equal to the quotient of (i) the sum of (A) the Indemnity Escrow Amount, (B) the Tax Escrow Amount and (C) the Stockholder Representative Expense Amount, divided by (ii) the sum of (W) the number of shares of Company Common Stock issued and outstanding, plus (X) the number of shares of Company Restricted Stock issued and outstanding, plus (Y) the number of shares of Company Preferred Stock issued and outstanding, plus (Z) the number of shares of Company Common Stock underlying all outstanding Vested Company Options, in each case as of immediately prior to the Effective Time.

“Per Share Escrow Release” shall mean an amount equal to the quotient of (i) any amounts released from the Escrow Fund or the Stockholder Representative Expense Amount to the Indemnifying Holders by the Escrow Agent pursuant to the terms of this Agreement (including at the First Release Date, the Second Release Date or any Tax Escrow Payment Date) and the Escrow Agreement, divided by (ii) the sum of (W) the number of shares of Company Common Stock issued and outstanding, plus (X) the number of shares of Company Restricted Stock issued and outstanding, plus (Y) the number of shares of Company Preferred Stock issued and outstanding, plus (Z) the number of shares of Company Common Stock underlying all outstanding Vested Company Options, in each case as of immediately prior to the Effective Time.

“Per Share Initial Consideration” shall mean an amount equal to the quotient obtained by dividing (i) the Initial Merger Consideration (as adjusted pursuant to Section 2.2) by (ii) the Fully Diluted Share Number.

“Permitted Liens” shall mean (a) Liens consisting of zoning, building code or planning restrictions or regulations, easements, Permits, restrictive covenants, encroachments, rights-of-way and other restrictions or limitations on the use of real property or irregularities in, or exceptions to, title thereto which, individually or in the aggregate, do not materially detract from the value of, or impair the use of, such property by the Company or its Subsidiaries, (b) Liens for Taxes not yet due and payable or which may thereafter be paid without penalty, in each case for which adequate reserves have been made with respect thereto, (c) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising in the ordinary course of business securing amounts that are not past due, (d) leases, subleases and similar agreements set forth in Section 3.14 of the Company Disclosure Schedule, (e) purchase money security interests in supplies and equipment, (f)  statutory or common law Liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (g) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law, and (h) statutory or common law Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like liens.

“Person” shall mean and include an individual, a partnership, a limited partnership, a limited liability partnership, a joint venture, a corporation, a limited liability company, an association, a trust, an unincorporated organization, a group and a Governmental Entity.

“Personal Information” shall mean information that identifies or relates to an individual.

“Personnel Security Clearance” shall mean a finding by a U.S. Government agency that a person may, up to the level granted (Confidential, Secret, or Top Secret), access information that has been classified under relevant U.S. laws and regulations.

“Pre-Closing Period” shall mean all taxable years or other taxable periods that end on or before the Closing Date and, with respect to any taxable year or other taxable period beginning on or before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other Persons acting on behalf of such Person.

“Retention RSU Awards” shall mean the Company restricted stock unit awards set forth on Schedule 10.1(a)(i)(B).

"Severance Notices" shall mean the termination and severance notices in the form approved by Parent prior to the execution of this Agreement with respect to the individuals and amounts set forth on Schedule 10.1(a)(i)(C).

“Specified States” shall mean any U.S. state taxing jurisdiction which Parent may identify to Stockholder Representative as a jurisdiction in which a potential Company Sales Tax Liability may exist for a taxable period ending on or prior to the Closing Date or any portion of a taxable period ending on or prior to the Closing Date.

“Stockholder Representative Expense Amount” shall mean an amount in cash equal to Seventy-Five Thousand Dollars ($75,000).

“Subsidiary”, with respect to any Person, shall mean (a) any corporation more than fifty percent (50%) of the stock of any class or classes of which having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more subsidiaries of such Person and (b) any partnership, association, joint venture, limited liability company or other entity in which such Person directly or indirectly through one or more subsidiaries of such Person has more than a fifty percent (50%) equity interest.

“Tax Escrow Amount” shall mean an amount in cash equal to Nine Million, Five Hundred Seventy-Four Thousand, Five Hundred Thirty-Five Dollars ($9,574,535).

“Tax Escrow Payment Amount” shall mean, as of each Tax Escrow Payment Date, that portion of the Tax Escrow Amount that has been established since the last Tax Escrow Payment Date not to constitute a Company Sales Tax Liability by reason of receipt by the Company of either of the following:  (i) a final written determination by the applicable taxing authority of a Specified State that the Company Sales Tax Liability due to such Specified State, if any, is less than the amount assumed to have been due to such Specified State from the Company for purposes of calculating the Tax Escrow Amount as set forth in Exhibit F-2, or (ii) Sales Tax Statements completed and executed in a manner that is reasonably acceptable to the Company from customers stating that such customers have paid to the applicable taxing authority of a Specified State, without duplication, sales or use Taxes for any taxable period (or portion thereof) beginning on or after January 1, 2008 and ending on the Closing Date, to the extent that the amounts of such sales and use Taxes were (a) certified on such statements and (b)  assumed to have been due to such Specified State from the Company for purposes of calculating the Tax Escrow Amount as set forth in Exhibit F-2.

“Tax Escrow Payment Date” shall mean the end of each calendar quarter following the Closing Date if and to the extent that there is any Tax Escrow Payment Amount accumulated by such date.

“Tax Settlement Payments” shall mean any payment or other settlement of any Tax liability that would constitute a breach of the representation of the Company in Section 3.12(c)(ii) or the covenants of the Company in Sections 5.3(b)(xx) or (xxi).

“Taxes” shall mean all taxes, credits, assessments, charges, duties, fees, levies or other governmental charges including all U.S. federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value added, occupation, property, excise, escheats, abandoned properties, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result of (a) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (b) a contractual obligation to indemnify any Person.

“Technology” shall mean copies and tangible embodiments of Intellectual Property, whether in electronic, written or other media, including technical documentation, specifications, designs, bills of material, test reports, schematics, algorithms, application programming interfaces, user interfaces, routines, formulae, database, lab notebooks, invention disclosures, processes, prototypes, studies, or other know-how, other works of authorship, and computers, electronic devices, computer software, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, outsourced information technology arrangements and resources, other information technology equipment, programs, data, database rights, data communication lines, databases, computer code (including source code and executable code), development tools, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

“Trade Secrets” shall mean any trade secrets and other proprietary and confidential information including ideas, compositions, inventions, invention disclosures, financial data, marketing plans, technical data, Personal Information, customer lists, supplier lists, vendor lists, business plans, know-how, research and development information, formulae, methods (whether or not patentable), designs, plans, technical data, processes, procedures, computer software programs (whether in source code, object code or executable form), databases, data collections, and other tangible or intangible confidential or proprietary information, and all documentation relating to any of the foregoing.

“Treasury Regulations” shall mean the Treasury Regulations promulgated pursuant to the Code, as amended from time to time, including the corresponding provisions of any successor regulations.

“UK Company Subsidiary” shall mean Merced Systems Ltd., with registered office at 1 Arlington Square, Downshire Way, Bracknell, RG12 1WA, United Kingdom.

“U.S.” shall mean the United States of America.

Section 10.2                      Additional Defined Terms.  In addition to the terms defined in Section 10.1, the following terms shall have the respective meanings assigned thereto in the sections indicated below.

Defined Term	Section

Agreed Claims	§9.5(d)
Agreement	Preamble
Aggregate Merger Consideration	§2.1
Alternate Proposal	§5.4(d)
Allocation Certificate	§2.6
Ancillary Agreements	§3.3(a)
Antitrust Filings	§5.5(b)
Assumed Company Option	§2.5(b)(ii)
Balance Sheet Date	§3.5(a)
Basket Amount	§9.4(a)
Certificate of Merger	§1.3
Claim	§5.12(a)
Claim Certificate	§9.5(a)
Closing	§1.2
Closing Date	§1.2
COBRA	§3.10(m)
Common Stockholder Consent	Preamble
Company	Preamble
Company 401(k) Plan	§5.10(a)
Company Certificate	§2.10(c)
Company Closing Certificate	§6.2(f)
Company Disclosure Schedule	§10.4
Company Holders	§2.1
Company Leases	§3.17
Company Stockholders	Preamble
Confidentiality Agreement	§5.2
Covered Persons	§5.12(a)
D&O Tail Expense	§5.12(e)
DGCL	Preamble
Dissenting Shares	§2.9(a)
Earnout Arbitrator	§2.3(a)(iv)
Earnout Calculation	§2.3(a)(i)
Earnout Calculation Statement	§2.3(a)(i)
Earnout Determination Date	§2.3(a)(vi)
Earnout Dispute Notice	§2.3(a)(ii)
Effective Time	§1.3

Defined Term	Section

Employee Benefit Plan	§3.10(a)
End Date	§8.1(b)(iii)
ERISA	§3.10(a)
Escrow Fund	§2.4
Exon-Florio	§3.15
Financial Statements	§3.5(a)
First Release Date	§9.1
IP Title Defect Correction Actions	§6.2(o)
Indemnifying Holders	§9.3
Information Statement	§5.6
Initial Merger Consideration	§2.1
Interim Balance Sheet	§3.5(a)
ITAR	§3.29(a)
ITEPA	§3.12(c)(xvii)
Key Customers	§3.19(b)
Key Employees	Preamble
Key Employee Agreements	Preamble
Key Vendors	§3.19(b)
Knowledge of Company	§10.5
Labor Actions	§3.11(d)
Lease Agreements	§3.14(a)(viii)
Letter of Transmittal	§2.10(c)
Losses	§9.3
Major Common Holder	Preamble
Major Preferred Holder	Preamble
Material Contract	§3.14(a)
Merger	Preamble
Merger Sub	Preamble
Nice Ltd. 401(k) Plan	§5.10(a)
Nice Ltd. Restricted Stock	§2.5(a)(iii)
Noncompete Agreement	Preamble
Option Cancellation Agreement	§2.10(c)
Organizational Documents	§3.1(b)
Overlap Period	§7.1(c)
Parachute Payment Waiver	§5.14(a)
Parent	Preamble
Parent 401(k) Plan	§5.10(a)
Parent Indemnitees	§9.3
Party	Preamble
Parties	Preamble
Paying Agent	§2.10(a)
Permits	§3.8
Preferred Stockholder Consent	Preamble
Product	§3.31
Registered Company Intellectual Property	§3.13(a)

Defined Term	Section

Return	§3.12(a)
Sales Tax Statements	§7.2(c)
Second Release Date	§9.1
Specified Claims	§9.4(a)
Stockholder Representative	Preamble
Surviving Corporation	§1.1
Takeover Statute	§3.27
Tax Benefit	§9.4(d)
Tax Matter	§7.2(a)
Third Party Claim	§9.8
U.S. Export Control and Import Laws	§3.29(a)
Vested Company Option	§2.5(b)(i)
WARN	§3.11(f)

Section 10.3                      Construction.  In this Agreement, unless the context otherwise requires:

(a)           references to “writing” or comparable expressions include a reference to facsimile transmission or comparable means of communication (including electronic mail, provided the sender complies with the provisions of Section 10.8 hereof);

(b)           the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including, in the case of “made available” to Parent, material that has been posted, retained and thereby made available to Parent through the on line “virtual data room” established by the Company);

(c)           words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(d)           references to Articles, Sections, Annexes, Sections of the Company Disclosure Schedule, the Preamble and Recitals are references to articles, sections, annexes, disclosure schedules, the preamble and recitals of this Agreement, and the descriptive headings of the several Articles and Sections of this Agreement and the Company Disclosure Schedule (as applicable) are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement;

(e)           references to “day” or “days” are to calendar days;

(f)           the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(g)           this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(h)           “include”, “includes”, and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import; and

(i)           references to “Dollars”, “dollars” or “$”, without more are to the lawful currency of U.S.

Section 10.4                      Annexes, Exhibits and the Disclosure Schedules.  The Annexes Exhibits and the Company Disclosure Schedule are incorporated into and form an integral part of this Agreement.  The “Company Disclosure Schedule” shall mean a schedule prepared and duly certified by a duly authorized executive officer of the Company and delivered by the Company to Parent concurrently with the execution of this Agreement setting forth specific exceptions to the Company’s representations and warranties set forth herein.  The Company Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in Article III.  It is specifically agreed that the information set forth in each paragraph of the Company Disclosure Schedule shall qualify (a) only the representations, warranties and statements in the corresponding numbered and lettered paragraphs contained in Article III and (b) any other representations, warranties or statements set forth in the Company Disclosure Schedule where it is reasonably apparent on the face of such disclosure that such information is relevant to such representations, warranties or statements.

Section 10.5                      Knowledge.  When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of Company” or words of similar import, it shall mean the knowledge of the individuals set forth in Schedule 10.5 after such inquiry as such individuals would normally conduct in the ordinary course of their duties to Company.

Section 10.6                      Fees and Expenses.  Except as set forth herein, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 10.7                      Extension; Waiver.  Subject to the express limitations herein, at any time prior to the Closing, the parties hereto, may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein by the other party or in any document, certificate or writing delivered pursuant hereto by such other party or (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party.  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed as a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

Section 10.8                      Notices.  Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier, facsimile or email transmission to the respective parties as follows (or, in each case, as otherwise notified by any of the parties hereto) and shall be effective and deemed to have been given (i) immediately when sent by telecopier, facsimile or email between 9:00 A.M. and 3:00 P.M. (Pacific Standard Time) on any Business Day (and when sent after 3:00 P.M., at 9:00 A.M. (Pacific Standard Time) on the next Business Day), and (ii) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day:

(a)           If to the Company, to:

Merced Systems, Inc.
333 Twin Dolphin Drive
Suite 500
Redwood Shores, California 94065

Attention:           Matt Glickman, CEO
Fax:                      (650) 486-4001
Email:                   matt@mercedsystems.com;

with a copy (which shall not constitute notice or service of process) to:

Cooley LLP
3175 Hanover Street
Palo Alto, CA  94304

Attention:           Mark Week
                             Jennifer DiNucci
Fax:                      (650) 849-7400
Email:                   mweeks@cooley.com; dinuccijf@cooley.com

(b)           if to Parent, to:

c/o NICE-Systems Ltd.
8 Hapnina Street, P.O. Box 690
Ra’anana 43107
Israel

Attention:          Yechiam Cohen, General Counsel
Fax:                      +972-9-743-4282
Email:                  Yechiam.Cohen@nice.com;

with a copy (which shall not constitute notice or service of process) to:

White & Case LLP
3000 El Camino Real
5 Palo Alto Square, 9th Floor
Palo Alto, California 94306

Attention          Brady Mickelsen
Fax:                    (650) 213-8158
Email:                 bmickelsen@whitecase.com;

(c)           if to Stockholder Representative, to:

Gregory P. Sands
755 Page Mill Road, Suite A-200
Palo Alto, CA 94304

Fax:                    (650) 858-1854
Email:                 Greg@shv.com;

with a copy (which shall not constitute notice or service of process) to:

Cooley LLP
3175 Hanover Street
Palo Alto, CA  94304

Attention:         Mark Weeks
                           Jennifer DiNucci
Fax:                    (650) 849-7400
Email:                 mweeks@cooley.com; dinuccijf@cooley.com

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement.

Section 10.9                      Entire Agreement.  This Agreement, together with the Exhibits and Schedules hereto and the Company Disclosure Schedule, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, other than the Confidentiality Agreement.

Section 10.10                    Binding Effect; Benefit; Assignment.  This Agreement shall inure to the benefit of and be binding upon the parties hereto.  Except with respect to Article IX of this Agreement, which shall inure to the benefit of each Parent Indemnitee, and Section 5.12 of this Agreement, which shall inure to the benefit of the Covered Persons, all of whom are intended as express third-party beneficiaries thereof, no other Person not party to this Agreement shall be entitled to the benefits of this Agreement as third-party beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party; provided, that Parent may assign its rights, interests and obligations hereunder (a) to any direct or indirect wholly owned Subsidiary of Parent or to any Affiliate of which Parent is a direct or indirect wholly owned Subsidiary, (b) in connection with the transfer by Parent of all or substantially all of the capital stock and/or assets of the Company and its Subsidiaries and (c) for the purpose of securing any financing of the transactions contemplated hereby.  Any attempted assignment in violation of this Section 10.10 will be void.

Section 10.11                    Amendment and Modification.  This Agreement may not be amended except by a written instrument executed by all parties to this Agreement, other than Merger Sub following the Effective Time.

Section 10.12                    Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.  Signed counterparts of this Agreement may be delivered by facsimile and by scanned .pdf image.

Section 10.13                    Applicable Law.  THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).  THE U.S. FEDERAL COURTS LOCATED WITHIN NEW YORK COUNTY IN THE STATE OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS.  EACH OF THE PARTIES HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (C) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

Section 10.14                    Severability.  If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain valid and binding and shall in no way be affected, impaired or invalidated, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable term, provision, covenant or restriction or any portion thereof had never been contained herein.

Section 10.15                    Specific Enforcement; Limitation on Damages.

(a)  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event.  Accordingly, it is acknowledged that the parties shall be entitled to equitable relief, without proof of actual damages, including an Order for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach.  Each party further agrees that neither the other party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.15, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

Section 10.16                    Waiver of Jury Trial.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.17                    Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the drafting of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 10.18                    Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

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IN WITNESS WHEREOF, the Company, Parent, Merger Sub and the Stockholder Representative have caused this Agreement to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

MERCED SYSTEMS, INC. By: /s/ Matthew Glickman Name: Matthew Glickman CEO Title: CEO

NICE SYSTEMS INC. By: /s/ Yochai Rozenblat Name: Yochai Rozenblat Title: President

MONEYBALL ACQUISITION CORP. By: /s/ Yochai Rozenblat Name: Yochai Rozenblat Title: President

and solely for the purposes of Section 2.3, Article VII, Article IX, and Article X:

GREGORY P. SANDS, AS STOCKHOLDER REPRESENTATIVE By: /s/ Gregory P. Sands Name: Gregory P. Sands Title: